Filed Pursuant to Rule 424(a)

Registration No. 333-122129

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 25, 2005

PROSPECTUS

3,000,000 Shares

Common Stock

Collectors Universe, Inc. is offering 1,909,440 shares of common stock and the selling stockholders identified in this prospectus are offering an additional 1,090,560 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares to cover over-allotments, if any.

Our common stock is traded on the Nasdaq National Market under the symbol “CLCT.” The last reported sale price on January 24, 2005 was $18.80 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 9.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

Needham & Company, Inc.	Roth Capital Partners

The date of this prospectus is                     , 2005

Rawlings
★ OFFICIAL BALL ★
NATIONAL LEAGUE
PRES.

PSA/DNA - Authentic
Mark McGwire 70th Home Run Baseball
Imprinted with Signature of Leonard
Coleman, President of National League

PSE
1868 1c
Blue
XF 90, Used
Dbl Grill
US-85A
0000001

PSE XF 90 Used
#85A 1868 1¢ "Z" Grill Stamp

1804
S$1
PCGS PR68
Class I Childs Coll.
Series: 49PR
Coin: 4
6907.68/3459822

PCGS PR68
1804 Draped Bust Silver Dollar Coin

PSA/DNA - Authentic
Babe Ruth Bat Used in 1923 for First
Home Run Ever Hit in Yankee Stadium

PSA
T206
HONUS WAGNER
McNALL/GRETZKY
NM-MT 8
00000001
PITTSBURG
WAGNER, PITTSBURG

PSA NM-MT 8
1909 Honus Wagner T206 Baseball Card

You should rely only on the information contained in this prospectus. Neither we, nor the selling stockholders, have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

In this prospectus “we,” “us” and “our” refer to Collectors Universe, Inc. and its subsidiaries.

Our fiscal years end on June 30, and, unless the context otherwise requires, all references to years in this prospectus are to our fiscal years.

Collectors Universe, PCGS, Professional Sports Authenticator, PSA/DNA, Set Registry, CU3000 and First Strike, and each of the logos associated with those names, are registered trademarks of Collectors Universe, Inc. All other brand names or trademarks appearing in this prospectus that are not identified as our trademarks are the property of others.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and financial statements and notes thereto appearing elsewhere in or incorporated by reference in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included in this prospectus.

Our Company

We are a leading provider of value-added authentication, grading and information services to dealers and collectors of high-value coins, sportscards, autographs and stamps. The market values of these collectibles generally range from $200 to over $1 million due principally to their rarity, age or association with famous individuals or historical events. The authenticity and state of preservation, or quality, of high-value collectibles are also important determinants of the prices at which they are bought and sold. Even a relatively modest difference in quality often translates into a relatively significant difference in perceived value and, therefore, in price. For that reason, dealers and collectors submit their high-value collectibles to us for independent third party:

•	certification of their authenticity; and

•	grading of their physical condition and appearance on the basis of uniform quality standards and methodologies that we established and that have become generally accepted in the coin, sportscard and autograph markets.

We currently employ 33 independent collectibles experts, with an average of 25 years of experience in their respective collectible fields, to authenticate and grade these collectibles.

We believe that our authentication and grading services increase the liquidity and marketability and, therefore, add to the value of these collectibles by providing dealers and collectors with:

•	confidence that the high-value collectibles they are buying and selling, often “sight-unseen” at traditional and at internet auction sites such as those operated by eBay, are authentic; and

•	grades that are based on objective and uniform measures of quality that enable them to more accurately assess the values of the collectibles.

We generate revenues principally from our authentication and grading service fees, which typically range from $6 to $200, and in fiscal 2004 averaged $11, per collectible authenticated and graded. The amount of our fee is based primarily on the turn-around time, ranging from 1 to approximately 60 days, as selected by the submitter. We charge higher fees for faster service times. We also generate revenues, to a lesser extent, from sales of (i) our collectibles publications, including price guides; (ii) advertising space on our websites and in our publications; and (iii) historical data and information about the rarity and sales of collectibles we have authenticated and graded.

In fiscal 2004, we sold our collectibles sales businesses in furtherance of a strategic plan to focus our financial and management resources and collectibles expertise on our higher growth and higher margin authentication and grading business and to reduce our capital requirements by eliminating the need to maintain collectibles inventory. This initiative has improved our overall financial performance in our most recently completed fiscal year and quarter as indicated by the following selected operating data of our continuing operations:

•	Fiscal year ended June 30, 2004 versus 2003: In fiscal 2004, net revenues increased 30% to $26.4 million from $20.3 million in 2003; gross profit margin was 61.0% versus 56.9% in 2003; and operating income was $4.3 million versus $91,000 in 2003.

•	Three months ended September 30, 2004 versus 2003: In the first quarter of fiscal 2005, net revenues increased 36% to $8.2 million from $6.0 million in the first quarter of fiscal 2004; gross profit margin was 65.5% versus 57.6%; and operating income was $2.1 million versus $697,000.

Our Brands

Since our company began operations in 1986, we have developed some of the leading brands in each of the collectible markets that we serve. Our brands include:

Professional Coin Grading Service. We began offering coin authentication and grading services under the PCGS brand in 1986. From inception through
June 30, 2004, we authenticated and graded more than 10 million coins. PCGS has graded two of the three highest priced U.S. coins ever sold at auction, including an 1804 Draped Bust Silver Dollar purchased by a collector in 1999 for approximately $4.1 million. We currently employ 14 experts in our PCGS service, who average 26 years of coin market experience.

Professional Sports Authenticator.    Leveraging our experience in the collectible coin market, we began offering sportscard authentication and grading services under the PSA brand in 1991. From inception through

June 30, 2004, we authenticated and graded more than 7 million sportscards. PSA has authenticated and graded the highest priced sportscard ever sold, a 1909 Honus Wagner baseball card that was sold in 2000 for approximately $1.3 million. We currently employ 11 experts in our PSA service, who average 20 years of experience in the sportscard collectibles market.

PSA/DNA Authentication Services. We began offering vintage autograph authentication services under the PSA/DNA brand in 1999. In June 2004, we extended that business to include grading of vintage autographed sports memorabilia. The vintage autograph authentication business is distinctly different from “signed-in-the-presence” authentication, because authentication and grading of vintage autographs take place after the item was signed. Our authenticators reference our large database of known genuine examples of signatures and draw upon their training and experience in handwriting analysis. PSA/DNA authenticated the Mark McGwire 70th home run baseball, which was sold at auction in 1999 for more than $3 million, and a baseball bat autographed by Babe Ruth, which he used to hit the first home run ever in Yankee Stadium in 1923. That bat was recently sold at auction for more than $1.2 million. We currently employ four experts in our PSA/DNA service, who average 22 years of experience in the autograph memorabilia market.

Professional Stamp Experts. We began offering stamp authentication and grading services under the PSE brand in 2000. PSE is the only independent, third party grading service in the collectible stamp market. Currently, we employ four independent stamp experts who have an average of 36 years of experience in the collectible stamp market. Stamps authenticated and graded by us include an
1868 1¢ “Z” Grill U.S. postage stamp, which was sold at auction in 1989 for more than $900,000. Since stamp grading services are new to the market, we cannot predict when or even whether our

PSE services will gain sufficient market acceptance to become a material contributor to our operating results.

The following table provides information regarding the number of coins, sportscards, autographs and stamps that we authenticated or graded in the following periods:

	Units Authenticated or Graded
	Six Months Ended December 31,				Fiscal Year Ended June 30,
	2004		2003		2004		2003
Coins	792,000	58%	567,000	52%	1,241,000	53%	917,000	46%
Sportscards	518,000	38%	488,000	45%	998,000	43%	1,058,000	53%
Autographs	39,000	3%	23,000	2%	68,000	3%	15,000	1%
Stamps	12,000	1%	8,000	1%	16,000	1%	12,000	0%

Total	1,361,000	100%	1,086,000	100%	2,323,000	100%	2,002,000	100%

The Collectibles Industry

Until the advent of independent third party authentication and grading, most prospective buyers, including experienced collectibles dealers, insisted on physically examining high priced collectibles before consummating transactions. However, unlike professional dealers, most collectors lacked the knowledge to determine, with confidence, the authenticity or the quality of high priced collectibles, even when they had the opportunity to examine them physically. As a result, collectors had to rely on representations made by sellers regarding authenticity and quality.

The traditional markets for high-value collectibles were also highly inefficient because: (i) they were fragmented and localized, which limited both the variety of available collectibles and the number of potential buyers; (ii) transaction costs were often high due largely to the number of intermediaries involved; and (iii) the lack of independent and unbiased information regarding authenticity and quality made buyers and sellers vulnerable to fraudulent practices. Although the development of internet commerce and, more particularly the growth of eBay, have overcome many of these inefficiencies, concerns over authenticity and quality remain. For these reasons, “buyer beware” has long characterized the high-value collectibles markets, and concerns over authenticity and quality have limited the liquidity and the growth of the high-value collectibles markets.

•	Coins. Historically, grading was based on subjective criteria that varied from dealer to dealer. Also, coin dealers were hardly independent since, as the sellers of the coins they were grading, they stood to benefit from the assignment of a particular grade. As a result, grading standards were often inconsistently applied and coin collectors were vulnerable to fraudulent practices.

•	Sportscards. Misrepresentations of authenticity and quality also operated as a barrier to the liquidity and growth of the market for sportscards. Sportscards dealers eventually developed and used adjectival systems to describe quality, using a scale ranging from “Poor” on the low end to “Mint” and “Gem Mint” at the high end. However, like the coin grading system used by dealers, this system was susceptible to biased assessments.

•	Autographs. The marketability of autographs has historically been plagued by a high incidence of forgeries and misrepresentations. For example, in 1997, the FBI and other law enforcement agencies launched Operation Bullpen, which has uncovered a high volume of outright forgeries and widespread misrepresentations of sports memorabilia.

•	Stamps. Even experienced and knowledgeable dealers insisted on physically examining reputedly rare and high priced stamps. Stamp dealers eventually developed an adjectival system for describing the condition and rating the quality of stamps. Quality standards focused almost exclusively on the centering of the image on the stamp and ignored other faults. As was the case with coins, this system was susceptible to biased assessments.

Our Growth Strategy

Our mission is to provide the finest available services to the holders of high-value collectibles that: (i) increase value and liquidity; (ii) facilitate transactions; (iii) enhance interest, activity and trading; and (iv) enable us to achieve profitable growth, build long-term value for our stockholders and provide rewarding opportunities for our employees. To achieve our mission, we are pursuing the following strategic growth initiatives to increase the use of our independent third party authentication and grading services within our existing markets and extend our business into other high-value collectibles markets and other high-value asset markets:

Penetrate our existing markets.    While we have established leading brands in our markets, we estimate that less than 10% of vintage U.S. coins and sportscards have been authenticated or graded. To take advantage of this opportunity, we have recently initiated or expanded marketing programs that promote our brands and the use of our services, including:

•	increasing our direct mail and trade journal advertising;

•	promoting our Collectors Clubs subscription programs that encourage collectors to use our services;

•	launching and expanding our Set Registry programs, which provide incentives to collectors to build sets of related high-value coins, sportscards and stamps that we have authenticated and graded and to visit our websites;

•	expanding our presence on internet auction-related websites, such as those operated by eBay;

•	increasing our attendance and providing on-site authentication and grading at trade shows and conventions; and

•	expanding our authorized dealer program.

Introduce new services.    We also plan to grow our business by introducing new services and expanding recently launched services, including:

•	increasing the number of “invitation-only” collectible events we hold for our larger customers;

•	selling additional advertising space on our websites;

•	introducing a dealer financing program that will offer secured, short-term loans to our larger customers that we believe will lead to increases in authentication and grading submissions to us;

•	offering vintage U.S. paper currency authentication and grading;

•	expanding our recently introduced autograph grading service;

•	expanding our website information services; and

•	offering digital photography of collectibles during the authentication and grading process.

Enter new collectibles and high-value asset markets.    We plan to enter new markets, either organically or through acquisition. We will use the following criteria in selecting new markets to enter:

•	size of the market in terms of the volume of collectibles traded;

•	range of trading prices;

•	competitive environment, including the number of existing authentication and grading services, as well as the level of customer satisfaction with those services;

•	availability of experts; and

•	acquisition opportunities versus starting a new brand.

The following is a list of markets we are currently considering for expansion:

Antique silver	Estate jewelry
Colored gemstones	Musical instruments
Comic books	Political memorabilia
Diamonds	Postcards
Entertainment memorabilia	Rare books

As an example of this growth strategy, during the quarter ending March 31, 2005, we will launch a vintage paper currency authentication and grading service under our existing PCGS brand. We have hired a paper currency expert for this service who has over 15 years of experience in the collectible currency market. Currently, there are two relatively small paper currency authentication and grading organizations in the currency market. Additionally, Numismatic Guaranty Corporation of America, our principal competitor in the collectible coin market, recently announced that an affiliated company would be starting a vintage paper currency authentication and grading service in the quarter ending March 31, 2005.

The Offering

Common stock offered by us	1,909,440 shares

Common stock offered by the selling stockholders	1,090,560 shares

Common stock to be outstanding after this offering	8,123,474 shares

Use of proceeds	We intend to use the net proceeds to:

•	develop and implement new marketing programs,

•	develop and introduce new services for our customers,

•	acquire or start other high-value collectible or high-value asset authentication and grading businesses, and

•	provide working capital and for other general corporate purposes.

We will not receive any proceeds from the sale of common stock offered by the selling stockholders. See “Use of Proceeds.”

Nasdaq National Market symbol	CLCT

The number of shares of common stock that will be outstanding after this offering is based on 6,214,034 shares outstanding as of September 30, 2004, and excludes:

•	830,260 shares of common stock that are issuable on exercise of employee stock options that were outstanding as of September 30, 2004 at a weighted average exercise price of $10.34 per share.

•	295,176 shares of common stock that are issuable on the exercise of stock purchase warrants that were outstanding at September 30, 2004 at a weighted average exercise price of $11.18 per share.

•	394,267 shares of common stock that are reserved for future grants of stock options or restricted common stock purchase rights.

Unless otherwise specifically stated, information throughout this prospectus assumes no exercise of outstanding options or warrants to purchase shares of common stock and no exercise of the underwriters’ over-allotment option.

Company Information

We are organized as a Delaware corporation. Our principal executive offices are located at 1921 E. Alton Avenue, Santa Ana, California 92705, and our telephone number is (949) 567-1234. Our principal website address is www.collectors.com. The information contained on our websites is not a part of this prospectus.

Summary Consolidated Financial Data

(in thousands, except per share data)

The following table summarizes our consolidated financial data and operating data for the periods presented below. Our historical results are not necessarily indicative of the results of our operations for future periods, and the results of operations for the three month period ended September 30, 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending June 30, 2005. You should read the summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended September 30,		Year Ended June 30,(1)
	2004	2003	2004	2003	2002
Statement of Operations Data:
Net revenues	$8,195	$6,012	$26,420	$20,337	$18,635
Gross profit	5,369	3,463	16,098	11,583	10,700
Operating income (loss)	2,125	697	4,269	91	(1,325)
Income (loss) from continuing operations	1,311	384	2,798	736	(652)
(Loss) income from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(69)	47	(1,068)	(2,202)	(1,858)
Net income (loss)	1,242	431	1,730	(10,439)	(2,510)

Net income (loss) per diluted share:(2)
Income (loss) from continuing operations	$0.20	$0.06	$0.44	$0.12	$(0.10)
(Loss) income from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(0.01)	0.01	(0.17)	(0.35)	(0.30)
Net income (loss)	0.19	0.07	0.27	(1.66)	(0.40)

Weighted average diluted shares outstanding(2)	6,569	6,288	6,463	6,294	6,347

Statement of Cash Flows Data:
Depreciation and amortization	$142	$174	$647	$650	$854
Net cash provided by operating activities	2,405	254	6,068	838	1,877
Capital expenditures	64	262	538	297	658

(1)	Prior to fiscal 2003, our fiscal years ended on the Saturday closest to June 30. Beginning with fiscal 2003, we changed our fiscal year end to June 30. For clarity of presentation, all fiscal years prior to 2003 are reported as having ended on June 30.

(2)	Per share data and weighted average shares outstanding for the fiscal year ended June 30, 2002 have been retroactively adjusted for a 1-for-4 reverse stock split of our outstanding shares, effective on December 9, 2002.

The following table summarizes our balance sheet data at September 30, 2004, on an actual basis and as adjusted to reflect our sale of 1,909,440 shares of our common stock at an assumed public offering price of $18.80 per share, after deducting the expected underwriting discount and estimated offering expenses payable by us.

	As of September 30, 2004
	Actual	As Adjusted
Balance Sheet Data:
Cash and cash equivalents	$25,047	$58,421
Working capital—continuing operations	24,987	58,361
Total assets—continuing operations	34,505	67,879
Total long-term debt	—	—
Stockholders’ equity	30,611	63,985

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may prove to impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and related notes and the information set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Risks Related to Our Business

A decline in the popularity of high-end collectibles and a resulting decrease in submissions for our services could adversely impact our business.

The volume of collectibles submitted to us for authentication and grading is affected by the demand for and market value of those collectibles. As the demand for and value of collectibles increase, authentication and grading submissions, as well as requests by submitters for higher price, faster turn-around times, also increase. However, that also means that a decline in popularity and, therefore in the value, of the collectibles that we authenticate and grade would cause decreases in authentication and grading submissions and in requests for faster turn-around times and, therefore, also in our revenues and profitability. We have found, over the years, that the popularity of collectibles can vary due to a number of factors, most of which are outside of our control, including perceived scarcity of collectibles, general consumer trends and their impact on disposable income, precious metals prices, interest rates and other general economic conditions. For example, gold prices currently are at record levels and interest rates have been relatively low. Declines in gold prices or further increases in interest rates could lead to reductions in authentication and grading submissions and, therefore, could adversely affect our profitability and financial condition.

Declines in general economic conditions could result in decreased demand for our services, which could adversely affect our operating results.

The availability of discretionary or disposable income is an important factor in the willingness and ability of collectors to purchase, and the prices that they are willing to pay for, high-value collectibles. Declines in purchases and sales, and in the value, of collectibles usually result in declines in the use of authentication and grading services, as such services are most often used by sellers and purchasers of collectibles in conjunction with and to facilitate collectibles sale and purchase transactions. As a result, economic uncertainties, downturns and recessions can and do adversely affect our operating results by (i) reducing the frequency with which collectors submit their coins, sportscards and other collectibles for authentication and grading; (ii) causing customers to request longer authentication and grading turnaround times, which would reduce our revenues and profitability, and (iii) reducing the ability of customers to pay outstanding accounts receivable.

Temporary popularity of some collectibles may result in short-term increases, followed by decreases, in the volume of submissions for our services, which could cause our revenues to fluctuate.

Temporary consumer popularity or “fads” among collectors may lead to short-term or temporary increases, followed by decreases, in the volume of collectibles that we authenticate and grade. These trends may result in significant period-to-period fluctuations in our operating results and could result in declines in our net revenues and profitability, not only because of a resulting decline in the volume of authenticating and grading submissions, but also because such trends could lead to increased price competition, which could lead us to reduce our authentication and grading fees to maintain market share. In the last few years, for example, the popularity of sportscards has declined and, at the same time, we have experienced a decline in grading submissions of sportscards.

Our revenues and income depend significantly on revenues generated by our coin authentication and grading services. A decrease in the level of submissions for these services, which historically has been impacted by changes in economic conditions, could adversely affect our revenues and results of operations.

Coin authentication and grading accounted for approximately 66%, 60% and 54% of our net revenues in fiscal 2004, 2003 and 2002, respectively. Furthermore, in fiscal 2004, coin grading was the only segment of our authentication and grading business that experienced a significant increase in net revenues. We believe that this growth in coin grading submissions has been due, at least in part, to the volatility of and uncertainties regarding the performance of the stock markets, coupled with the decline in interest rates and in the value of the U.S. Dollar, which have led investors to shift some of their investments from stocks and bonds to precious metals. The lack of diversity in our sources of revenues and our dependence on coin grading submissions for a majority of our net revenues make us more vulnerable to adverse changes in economic conditions. These adverse changes include declines in the value of precious metals or recessionary conditions that could result in declines in collectibles authentication and grading submissions generally or, more particularly, in collectible coin submissions that would, in turn, result in reductions in our total net revenues and income.

We recently commenced our autograph grading and stamp authentication and grading businesses. There can be no assurance that these businesses will prove to be successful.

We only recently commenced our autograph grading business, and our stamp authentication and grading business, which we commenced in 2000, has yet to make a material contribution to our net revenues. To our knowledge, no other companies have ever offered autograph grading or stamp grading services, and there is no assurance that those services will gain market acceptance. To date, our stamp grading business has incurred operating losses and our autograph grading business has been in operation only for four months. As a result, there is no assurance that either of these businesses will ever make a material contribution to our net revenues or achieve profitability. In that event, we may have to discontinue and write off our investments in those businesses.

There are risks associated with our decision to exit our collectibles auctions and direct sales businesses.

In December 2003, we adopted and began implementing a new strategic plan that focuses our financial and management resources, and collectibles expertise, on the operations and growth of our authentication and grading businesses and that led us to dispose of our collectibles auctions and direct sales businesses. We adopted this strategic plan because we believed it would enable us to improve our profitability and the consistency and predictability of our operating results and cash flows. Although our operating results have improved since we initiated this strategy, there is no assurance that this strategy will prove to be successful over the longer term. Among other things, one consequence of our strategy is that there has been a significant reduction in our net revenues, because our discontinued auction and direct sale businesses had accounted for, on average, more than 60% of our total net revenues in each of the fiscal years ended June 30, 2003, 2002 and 2001. As a result, our profitability will suffer if we are unable to maintain our general and administrative expenses in line with our lower revenue base. Also, there is a practical limit on the amount by which expenses can be reduced as a means of improving profitability and, therefore, our future success will depend to a great extent on our ability to increase our revenues by introducing and offering additional revenue generating services in our existing markets and entering into collectibles or high value asset markets in which we do not presently operate, either by acquisition of existing businesses or the commencement of new authentication and grading businesses.

There is no assurance that we will be successful in doing so, and if we are unable to achieve internal growth or acquire new authentication or grading businesses, this strategy could have a negative impact on our future financial performance.

Future acquisitions and the commencement of new businesses present risks, and we may be unable to achieve the financial and strategic goals of any acquisition or commencement of any new business.

One component of our growth strategy is to acquire existing or to start new businesses that serve other markets for other collectibles or high-value assets. Even if we succeed in acquiring or starting any such businesses, those new businesses will face a number of risks and uncertainties, including:

•	difficulties in integrating newly acquired or newly started businesses into existing operations, as a result of which we may incur increased operating costs that would adversely affect our operating income and earnings;

•	the risk that our current and planned facilities, computer systems and personnel and controls will not be adequate to support our future operations;

•	diversion of management time and capital resources from our existing businesses, which could adversely affect their performance and our operating results;

•	dependence on key management personnel of acquired or newly started businesses and the risk that we will be unable to integrate or retain such personnel;

•	the risk that new services we may introduce or begin offering, whether as a result of internal expansion or business acquisitions, will not gain acceptance among dealers or collectors;

•	the risk that we will face competition from established or larger competitors in the new markets we may enter, which could adversely affect the financial performance of any businesses we might acquire or start; and

•	the risk that the anticipated benefits of any acquisition or of the commencement of any new business may not be realized, in which event we will not be able to achieve an attractive return on our investment.

There are risks associated with new service offerings, including a dealer financing program, with which we have little experience.

We are exploring new services that we might introduce and offer to our existing authentication and grading customers as a means of increasing our net revenues and profitability. Those new services, however, may prove to be unprofitable and harm our operating results. One of those new services includes a dealer financing program that would involve our making short-term loans to our dealers that would be collateralized by the collectibles they submit to us for authentication and grading. However, we do not have loan underwriting or collection experience, and have yet to hire personnel with such experience to manage this potential business operation. In addition, we face the risk that the loan policies and the controls that we implement for this business will prove to be inadequate to prevent us from incurring losses in this business that could harm our overall operating results or financial condition. Additionally, we are seeking to establish a credit facility that we would use to fund some of those loans. However, there is no assurance that we will succeed in obtaining such credit facility on favorable terms, if at all, and we may choose, instead, to use some of the net proceeds of this offering to fund such loans. If we do borrow under the credit facility, we cannot assure that our cash flow will be sufficient to enable us to repay those borrowings and the lender may impose financial covenants or other restrictions on our business. In addition, lending is subject to numerous state and certain federal laws and regulations, which may impose significant costs or limitations on the way we conduct or expand such a business.

One of our customers accounts for approximately 10% of our total net revenues.

During the three-month period ended September 30, 2004, one of our coin authentication and grading customers accounted for 10% of our total net revenues. We expect that this customer will continue, at least for the remainder of fiscal 2005, to account for approximately 10% of our net revenues. As a result, the loss of that dealer as a customer would cause our net revenues to decline and, therefore, could harm our profitability.

We are dependent on our key management personnel.

Our performance is greatly dependent on the performance of our senior management and certain other key employees. As a result, the loss of the services of any of our executive officers or other key employees could harm our business. Some of our executive officers and key employees are experts in the collectibles markets and have industry-wide reputations for authentication and grading of collectibles. In particular, the loss of Michael R. Haynes, our Chief Executive Officer, or David G. Hall, our President, could have a negative effect on our reputation for expertise in the collectibles markets in which we operate and could lead to a reduction in authentication and grading submissions to us.

We are dependent on our collectibles experts.

There are a limited number of individuals who have the expertise to authenticate and grade collectibles, and competition for available collectibles experts is intense. Accordingly, our business and our growth initiatives are heavily dependent on our ability (i) to retain our existing collectibles experts, who have developed relatively unique skills and enjoy a reputation for being experts within the collectibles markets, and (ii) to implement personnel recruiting, succession and training programs that will enable us to add collectibles experts, as necessary, to grow our business and offset employee turnover that can occur from time to time. If we are not successful in retaining our existing collectibles experts or in hiring and training new collectibles experts, this could adversely affect our growth initiatives and harm our business, operating results and financial condition. Moreover, some of our experts could leave our company to join a competitor or start a competing business.

We could suffer losses on authentication and grading warranties.

We offer a warranty covering the coin and sportscard authentication and grading services that we provide. Under the terms of our warranty:

•	if any coin or sportscard that we have authenticated is later determined not to have been genuine, we would have to purchase the coin or sportscard at the price paid for it by its then owner; and

•	if any coin or sportscard that was graded by us later receives a lower grade upon resubmission to us for grading, we would be obligated either to purchase the coin or sportscard at the price paid by its then owner or to pay the difference in its value at its original grade as compared to its value at the lower grade.

We have no insurance coverage for claims made under these warranties and, therefore, we maintain reserves to satisfy such warranty claims based on historical experience, which in the past have proven to be adequate. If warranty claims were to exceed these reserves, we would incur additional charges that would adversely affect our operating results and financial condition.

Increased competition could adversely affect our financial performance.

Although there are few major competitors in the collectibles authentication and grading markets in which we currently operate, competition in these markets is, nevertheless, intense. Increased competition could adversely affect our pricing and profit margins and our ability to achieve further growth. We cannot assure that we will continue to be successful in competing against existing or future competitors. Additionally, if we succeed in expanding our business into new collectibles markets in which there are companies that already provide authentication and grading services, we are likely to encounter intense competition from those companies. Also, our entry into new collectibles or high-value asset markets could lead other potential competitors to enter those markets as well. Such competition could adversely affect our ability to generate profits and could cause us to incur losses and damage our financial condition.

Control by directors and executive officers.

As of September 30, 2004, our officers and directors and their affiliates owned approximately 36% of the outstanding shares of our common stock. Although their aggregate ownership will be reduced to approximately 14% as a result of the sale of shares in this offering by selling stockholders, by reason of that ownership and their positions with our company, those stockholders will continue to have the ability to exercise control over our business. The interests of these stockholders may differ from the interests of other stockholders and their concentration of ownership also could discourage or prevent attempts to effect a change in control of our company.

We depend on our ability to protect and enforce our intellectual property rights.

We believe that our trademarks and other proprietary rights are important to our success and competitive position. We rely on a combination of trademark, copyright and trade secret laws to establish and protect our proprietary rights. However, the actions we take to establish and protect our trademarks and other proprietary rights may prove to be inadequate to prevent imitation of our services or products or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may develop similar trade secrets or other intellectual property independently or assert rights in our trademarks and other proprietary rights that could lead them to seek to block sales of our services based on allegations that use of some of our marks or other intellectual property constitutes a violation of their intellectual property rights.

Our unregistered trademarks could conflict with trademarks of others.

We have not conducted an exhaustive search of possible prior users of our unregistered trademarks, including Coin Universe, Collectors.com and PSE. Therefore, it is possible that our use of some of these trademarks may conflict with others. As a result, we could face litigation or lose the use of some of these trademarks, which could have an adverse effect on our name recognition and result in a decrease in revenues and an increase in expenses.

The imposition of government regulations could increase our costs of doing business.

The collectible coin and other high-value collectibles markets are not currently subject to direct federal, state or local regulation. However, from time to time government authorities discuss additional regulations which could impose restrictions on the collectibles industry, such as regulating collectibles as securities or requiring collectibles dealers to meet registration or reporting requirements, or regulating the conduct of auction businesses. Adoption of laws or regulations of this nature could lead to a decline in sales and purchases of collectibles and, therefore, also to a decline in the volume of coins, sportscards and other collectibles that are submitted to us for authentication and grading.

Our reliance on a single source for principally all of our “tamper-evident,” clear plastic coin and sportscard holders exposes us to potential supply problems.

We place all of the coins and sportscards, and sometimes also stamps, that we authenticate and grade in tamper-evident, clear plastic holders. In order to take advantage of volume pricing discounts, we have chosen to purchase substantially all of those holders, on a purchase order basis, from one principal supplier. Our reliance on a single supplier for a substantial portion of those plastic holders exposes us to potential for delay in our ability to deliver timely authentication and grading services in the event that supplier were to terminate its services to us or to encounter financial or production problems. If, in such an event, we were unable to obtain replacements of comparable quality in a relatively short period of time, we could lose customer orders or incur additional costs, which could cause a decline in our net revenues and have a material adverse effect on our results of operations.

Our computer and network systems may be vulnerable to unforeseen problems and security risks, and we are vulnerable to system failure due to a lack of redundant systems at another location.

Our operations are dependent on our ability to protect our computer systems that we use in our authentication and grading operations and to maintain our websites against damage from fire, power loss, telecommunications failure, earthquakes and similar catastrophic events. In this regard, Southern California, where we are located, is particularly vulnerable to earthquakes and fires that could result in damage to our computer systems; however, we do not have redundant computer systems at a location that is remote from Southern California. Any damage to or failure of our computer systems could cause an interruption in our services that could harm our business, operating results and financial condition.

In addition, our operations are dependent on our ability to protect our computer systems and network infrastructure from damage that could occur from physical break-ins, security breaches and other disruptive problems caused by the technology that we employ in our operations. Computer break-ins and security breaches also could jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which could cause us to incur significant liability and possibly also damage our reputation. Other disruptions due to problems on the internet or actions of internet users could make it difficult for our customers to access our websites. In either case, problems of this nature could adversely affect our business and operating results, and security breaches that would adversely affect the privacy of customer information could lead existing customers to terminate their business relationships with us. Although we intend to continue to implement sophisticated technology to prevent such disruptions and damage, there is no assurance that our security measures will prove to be successful.

We rely on third parties for various internet and processing services.

Our operations depend on a number of third parties for internet access and delivery services. We have limited control over these third parties and no long-term relationships with any of them. For example, we do not own a gateway onto the internet, but, instead, rely on internet service providers to connect our website to the internet. Should the third parties that we rely on for internet access or delivery services be unable to serve our needs for a sustained time period as a result of a strike, natural disaster or other reason, our revenues and business could be harmed.

We are exposed to potential risks and we will be incurring increased costs as a result of the internal control testing and evaluation process mandated by Section 404 of the Sarbanes-Oxley Act of 2002.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, we are in the process of documenting, and testing and evaluating the effectiveness of, our internal controls to enable management to report, and permit our registered public accountants to independently evaluate and issue an attestation report, on the effectiveness of our internal control over financial reporting as of June 30, 2005. We will be incurring additional operating expenses and our management will be devoting considerable time and attention to these activities over the next six months, resulting in a diversion of cash and management time and resources from revenue generating activities to compliance activities. The internal control evaluation, testing and attestation process required by Section 404 is new and we have not had any prior experience, and our registered public accountants have had only limited experience, with that process. As a result, we cannot provide assurances that we will be able to complete the process by September 14, 2005, when the attestation report is required to be issued, or that our registered public accountants will not find significant deficiencies or material weaknesses in our internal controls that will have to be reported and remediated by us.

Risks Related to This Offering

The share price of our common stock may be volatile and could decline substantially.

The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline following this offering, including any of the following:

•	periodic variations in the actual or anticipated financial results of our business or other companies in the collectibles markets,

•	downward revisions in securities analysts’ estimates of our future operating results or of the future operating results of other companies in the collectibles markets,

•	material announcements by us or our competitors,

•	public sales of a substantial number of share of our common stock following this offering, and

•	adverse changes in general market conditions or economic trends or in conditions or trends in the collectibles markets in which we operate.

If our quarterly results are below the expectations of securities market analysts and investors, the price of our common stock may decline.

Many factors, including those described in this “Risk Factors” section, can affect our business, financial condition and results of operations, which makes the prediction of our financial results difficult. These factors include:

•	increases or decreases in number of collectibles graded from period to period,

•	changes in market conditions that can affect the demand for our authentication and grading services, such as a decline in the popularity of certain collectibles,

•	general economic conditions that affect the availability of disposable income among collectors, and

•	the actions of our competitors.

If our quarterly operating results fall below the expectations of securities market analysts and investors due to these or other risks, securities analysts may downgrade our common stock and some of our stockholders may sell their shares, which could adversely affect the trading prices of our common stock. Additionally, in the past, companies that have experienced declines in the trading price of their shares due to events of this nature have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources, thus harming our business.

Shares eligible for public sale after this offering could adversely affect our stock price.

The market price for our common stock could decline as a result of sales by existing stockholders of large numbers of shares of our common stock after this offering or the perception that such sales may occur. Sales of our common stock by these stockholders also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate. Of the estimated 8,123,474 shares that will be outstanding following the completion of this offering:

•	6,961,863 shares generally will be freely tradable in the public market, including all of the 3,000,000 shares offered by this prospectus; and

•	approximately 1,161,611 additional shares may be sold after the expiration of 90-day lock-up agreements that will be entered into by the selling stockholders and our executive officers and directors, subject to compliance with the volume limitations and other restrictions of Rule 144.

Additionally, as of September 30, 2004 there were outstanding options and warrants to purchase 1,125,436 of our shares. Shares purchased on exercise of those options or warrants would be freely tradable in the public market, except for any that might be acquired by our officers or directors. However, any of those shares that might be acquired by any of our officers and directors could be sold after the expiration of their 90-day lock-up agreements, subject to compliance with the volume limitations and other restrictions of Rule 144.

Provisions in our charter documents or in Delaware law may make an acquisition of us more difficult or delay a change in control, which may adversely affect the market price of our common stock.

Our Amended and Restated Certificate of Incorporation and Bylaws contain anti-takeover provisions, including those listed below, that could make it more difficult for a third party to acquire control of us, even if that change of control would be beneficial to our stockholders:

•	our board of directors has the authority to issue common stock and preferred stock and to determine the price, rights and preferences of any new series of preferred stock without stockholder approval;

•	there are limitations on who can call special meetings of our stockholders; and

•	stockholders may not take action by written consent.

In addition, provisions of Delaware law and our stock option plans may also discourage, delay or prevent a change in control of our company or unsolicited acquisition proposals.

We do not intend to pay dividends. As a result, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have not declared or paid any cash dividends on our common stock since our initial public offering in 1999. Moreover, we currently intend to retain any future earnings to finance our operations and the further expansion and growth of our business and, for that reason, do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. In some cases, you can identify forward-looking statements by words like “may,” “will,” “should,” “could,” “believes,” “intends,” “expects,” “anticipates,” “plans,” “estimates,” “predicts,” “potential,” “continue” and similar expressions. You should not rely on these forward-looking statements, because those statements are subject to substantial risks, uncertainties and assumptions. Some of the factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and in the documents incorporated or deemed to be incorporated by reference in this prospectus.

If one or more of these risks or uncertainties materialize, or if any of the underlying assumptions on which any of the forward-looking statements are based prove incorrect, our actual results, performance or achievements may vary materially from future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this Section and the descriptions of the risks to which our business and financial performance are subject that are contained in “Risk Factors” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. We undertake no obligation to update or revise any forward-looking statements to reflect future events or developments.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $33.4 million from the sale of 1,909,440 shares of our common stock in this offering, assuming an offering price of $18.80 per share and after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the common stock being offered by the selling stockholders.

We expect to use the net proceeds to us from this offering, together with our current available cash, to:

•	implement new marketing programs that are designed to increase the demand for and the use of our services by dealers and collectors in our existing collectibles markets;

•	introduce and market new services for our collectibles customers, such as rare currency authentication and grading, our planned dealer financing program in which we would make short-term secured loans to dealers who submit collectibles to us for authentication or grading, and information services that dealers and collectors will be able to use to facilitate the sale of their collectibles to other dealers and collectors;

•	acquire or start additional collectibles and other high-value asset authentication and grading businesses; and

•	provide working capital and for other general corporate purposes.

Although we have no specific arrangements with respect to acquisitions, from time to time we evaluate acquisition opportunities and have held preliminary discussions in the past with some possible acquisition candidates. However, we are not engaged in any negotiations at this time with respect to the acquisition of any authentication and grading or other businesses that would be material to our operations. There also is no assurance that we will succeed in acquiring any new authentication and grading or other service businesses.

Pending these uses, we intend to invest the net proceeds in government securities and large money market funds and to place some of those proceeds in bank deposits.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol “CLCT.” The following table sets forth, for the fiscal periods indicated, the high and low closing prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low
Year Ending June 30, 2005
First Quarter	$14.87	$10.53
Second Quarter	20.43	14.50
Third Quarter (through January 24, 2005)	21.60	18.80

Year Ended June 30, 2004
First Quarter	$3.80	$3.35
Second Quarter	10.60	3.45
Third Quarter	12.44	7.45
Fourth Quarter	14.09	9.33

Year Ended June 30, 2003(1)
First Quarter	$3.96	$2.84
Second Quarter	4.24	2.68
Third Quarter	3.55	2.10
Fourth Quarter	3.70	2.53

(1)	High and low closing prices for the first and second quarters of fiscal 2003 have been retroactively adjusted for a 1-for-4 reverse stock split of our outstanding shares, effective on December 9, 2002.

On January 24, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $18.80 per share. As of December 27, 2004, there were 125 holders of record of our common stock.

DIVIDEND POLICY

We have not declared or paid any cash dividends since our initial public offering in November 1999. We do not intend to declare or pay cash dividends for the foreseeable future, as it is our current policy to retain all earnings to support our operations and the future growth and expansion of our business.

CAPITALIZATION

(In thousands, except share and per share amounts)

The following table summarizes our cash and cash equivalents and our capitalization as of September 30, 2004 and on an as adjusted basis to give effect to the sale of 1,909,440 shares of our common stock by us in this offering at an assumed public offering price of $18.80 per share after deducting the expected underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock in this offering by the selling stockholders. The information in the table below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	As Adjusted
Cash and cash equivalents	$25,047	$58,421

Long-term debt	$—	$—
Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; none outstanding	—	—
Common stock, $0.001 par value, 45,000,000 shares authorized; 6,214,034 shares outstanding and 8,123,474 shares outstanding, as adjusted	6	8
Additional paid-in capital	42,218	75,590
Accumulated deficit	(10,592)	(10,592)
Treasury stock, at cost, 125,000 shares	(1,021)	(1,021)

Total stockholders’ equity	30,611	63,985

Total capitalization	$30,611	$63,985

The table above excludes the potential dilutive effect of the following:

•	830,260 shares of common stock that are issuable on exercise of employee stock options that were outstanding as of September 30, 2004 at a weighted average exercise price of $10.34 per share.

•	295,176 shares of common stock that are issuable on the exercise of stock purchase warrants that were outstanding at September 30, 2004 at a weighted average exercise price of $11.18 per share.

•	394,267 shares of common stock that are reserved for future grants of stock options or restricted common stock purchase rights.

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

The selected operating data for the fiscal years ended June 30, 2004, 2003 and 2002, and the selected balance sheet data at June 30, 2004 and 2003, that are set forth below are derived from our audited consolidated financial statements included in this prospectus. The selected operating data for the fiscal years ended June 30, 2001 and 2000 and the selected balance sheet data at June 30, 2002, 2001 and 2000 were derived from audited consolidated financial statements that are not included or incorporated by reference in this prospectus. The selected consolidated operating statement data set forth below for the three month periods ended September 30, 2004 and 2003, and the selected consolidated balance sheet data as of September 30, 2004, are derived from our unaudited consolidated financial statements included in this prospectus, and, in the opinion of our management, include all adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of that information when read in conjunction with our audited consolidated financial statements. Our historical results are not necessarily indicative of the results of operations for future periods, and the results of operations for the three months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending June 30, 2005. These selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included in this prospectus.

As discussed elsewhere in this prospectus, in December 2003 we approved, and during the balance of fiscal 2004 implemented, the disposal of our collectibles sales businesses. As a result, the consolidated selected financial data for each of the fiscal years and three-month periods set forth below have been restated to classify the assets and related liabilities of those businesses as held for sale and their related operating results as discontinued operations. For that reason, the losses from discontinued operations for the years 2000 through 2003 reflect the after-tax results of operations of these businesses in those years. In fiscal 2004, and in the three months ended September 30, 2004, the results of our discontinued operations set forth the after-tax results of their operations through the respective dates of, plus any after-tax gain or loss recognized in such periods on, their disposal.

	Three Months Ended September 30,		Year Ended June 30,(1)
	2004	2003	2004	2003(2)	2002	2001	2000
Statement of Operations Data:
Net revenues	$8,195	$6,012	$26,420	$20,337	$18,635	$21,373	$24,467
Cost of revenues	2,826	2,549	10,322	8,754	7,935	8,929	7,472

Gross profit	5,369	3,463	16,098	11,583	10,700	12,444	16,995
Selling, general and administrative expenses	3,244	2,766	11,829	11,486	11,884	11,044	9,238
Amortization and impairment of goodwill	—	—	—	6	141	60	58

Operating income (loss)	2,125	697	4,269	91	(1,325)	1,340	7,699
Interest and other income, net	64	—	110	88	171	821	552

Income (loss) before provision (benefit) for income taxes	2,189	697	4,379	179	(1,154)	2,161	8,251
Provision (benefit) for income taxes	878	313	1,581	(557)	(502)	949	3,428

Income (loss) from continuing operations	1,311	384	2,798	736	(652)	1,212	4,823
(Loss) income from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(69)	47	(1,068)	(2,202)	(1,858)	(1,861)	(3,281)
Cumulative effect of accounting change (net of income taxes)	—	—	—	(8,973)	—	—	—

Net income (loss)	$1,242	$431	$1,730	$(10,439)	$(2,510)	$(649)	$1,542

Net income (loss) per basic share:(3)
Income (loss) from continuing operations	$0.21	$0.06	$0.45	$0.12	$(0.10)	$0.19	$0.83
(Loss) income from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(0.01)	0.01	(0.17)	(0.35)	(0.30)	(0.29)	(0.57)
Cumulative effect of accounting change (net of income taxes)	—	—	—	(1.45)	—	—	—

Net income (loss)	$0.20	$0.07	$0.28	$(1.68)	$(0.40)	$(0.10)	$0.26

Net income (loss) per diluted share:(3)
Income (loss) from continuing operations	$0.20	$0.06	$0.44	$0.12	$(0.10)	$0.19	$0.78
(Loss) income from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(0.01)	0.01	(0.17)	(0.35)	(0.30)	(0.29)	(0.53)
Cumulative effect of accounting change (net of income taxes)	—	—	—	(1.43)	—	—	—

Net income (loss)	$0.19	$0.07	$0.27	$(1.66)	$(0.40)	$(0.10)	$0.25

Weighted average shares outstanding—basic(3)	6,214	6,172	6,170	6,205	6,347	6,279	5,833
Weighted average shares outstanding—diluted(3)	6,569	6,288	6,463	6,294	6,347	6,408	6,144

	As of September 30, 2004		As of June 30,(1)
	Actual	As Adjusted(4)	2004	2003	2002	2001	2000
Balance Sheet Data:
Cash and cash equivalents	$25,047	$58,421	$21,454	$4,482	$4,947	$5,874	$14,580
Working capital—continuing operations	24,987	58,361	22,308	4,566	5,621	7,943	14,427
Working capital—discontinued operations	488	488	991	13,803	13,732	12,682	5,971
Total assets—continuing operations	34,505	67,879	32,690	15,926	11,503	13,588	21,073
Total assets—discontinued operations	734	734	1,384	16,365	34,006	33,281	35,159
Total long term debt	—	—	—	—	—	—	—
Stockholders’ equity	30,611	63,985	29,366	26,319	37,128	39,550	41,114

(1)	Prior to fiscal 2003, our fiscal year ended on the Saturday closest to June 30. Beginning with fiscal 2003, we changed our fiscal year end to June 30. For clarity of presentation, the prior years are reported as having ended on June 30.

(2)	As described in Note 15 to the consolidated financial statements, the statement of operations for 2003, from which the statement of operations data have been derived, has been restated to reclassify $8,917,000 from loss from discontinued operations to cumulative effect of accounting change.

(3)	Per share data and weighted average shares outstanding for the fiscal years ended June 30, 2002, 2001 and 2000 have been retroactively adjusted for a 1-for-4 reverse stock split of our outstanding shares, effective on December 9, 2002.

(4)	As adjusted to give effect to the sale of 1,909,440 shares of our common stock by us in this offering at an assumed public offering price of $18.80 per share after deducting the expected underwriting discount and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth below. We expressly disclaim any intent or obligation to update any forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our opinions or expectations.

You are urged to carefully review and consider the various disclosures made by us which attempt to advise prospective purchasers of the shares offered hereby of the factors which affect our business including, but not limited to, those discussed in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus.

Introduction and Overview

We provide authentication and grading and other services to dealers and collectors of high-value collectible coins, sportscards, autographs and stamps that we believe add value to those collectibles by enhancing their marketability and, thereby, providing increased liquidity to the dealers and collectors that buy and sell these types of collectibles.

We principally generate revenues from the fees paid by dealers and collectors for our authentication and grading services. To a much lesser extent, we generate revenues from the sale of advertising on our websites; the sale of printed publications and collectibles price guides and advertising in such publications; and the sale of historical data and information about the collectibles authenticated and graded by us.

During the period from 1999 through the latter part of fiscal 2004, we also were engaged in the business of marketing and selling collectible coins, sportscards and sports entertainment and historical memorabilia. Most of those sales were made at multi-venue auctions that were conducted by our collectibles sales divisions, including Bowers and Merena Galleries and Kingswood Coin Auctions for rare coins, Superior Sports Auctions for vintage sportscards and sports memorabilia, Odyssey Publications for entertainment and historical memorabilia and Lynn Knight Currency Auctions for currency. We also sold collectible coins, at retail, by direct sales methods.

At the authorization of our Board of Directors, in December 2003, we adopted a plan to focus our financial and managerial resources, and collectibles expertise, on the operation and growth of our authentication and grading and other collectibles service businesses, and to divest our collectibles auctions and direct sales businesses. The decision to implement this plan was based on a number of factors and considerations that included, among others, the historical operating results of the collectibles sales and auction businesses, which had proved to be disappointing as compared to the operating results of our authentication and grading businesses; a lack of synergies between the collectibles sales and auction businesses and our authentication and grading businesses, which made it difficult to achieve efficiencies in our operating expenses; and the additional capital that we believed would be required to grow our auction and retail sales businesses in comparison to the lower capital requirements of our authentication and grading businesses.

Pursuant to that plan, during fiscal 2004 we sold the businesses that comprised our collectibles sales businesses. We also terminated the licenses under which we operated our David Hall Rare Coins Division, which had been engaged in the business of selling collectible coins at retail. However, we retained the collectibles inventories and the outstanding accounts receivables of those businesses, substantially all of which had been liquidated by December 31, 2004.

In accordance with Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the assets and related liabilities of the collectible sales businesses have been classified as held for sale, their related operating results have been classified as discontinued operations and prior period financial statements have been restated on that same basis. See “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As a result of our divestiture of our collectibles sales businesses, the discussion that follows focuses almost entirely on our authentication and grading businesses, which comprise our continuing operations.

Factors That Can Affect our Financial Position and Operating Results

Factors that Can Affect our Revenues and Cash Flows.    Historically, the operations of our collectibles sales businesses caused significant fluctuations in our cash resources due primarily to the business cycle associated with auctions conducted by those businesses. As a result of the disposition of those businesses, we do not expect to experience such fluctuations in future periods.

Additionally, the focus on authentication and grading and other value-added services is expected to give rise to more stable and more predictable cash flows. Our continuing operations generated cash of $6,068,000, $838,000 and $1,877,000, respectively, in the fiscal years ended June 30, 2004, 2003 and 2002 and $2,405,000 and $254,000, respectively, in the quarters ended September 30, 2004 and 2003.

Also, during the fiscal year ended June 30, 2004 and the quarter ended September 30, 2004, we generated cash of $10,435,000 and $1,249,000, respectively, from the disposition of our collectibles sales businesses and the liquidation of the inventories and accounts receivable of those businesses that we had retained. As a result, the remaining net assets of those businesses totaled approximately $1,384,000 at June 30, 2004 and $734,000 at September 30, 2004.

Factors Affecting our Gross Profit Margins.    The gross profit margins on submissions for our services are materially affected by the mix of collectibles submitted (i) between coins and sportscards, and (ii) between vintage or “classic” coins and sportscards, on the one hand, and modern coins and sportscards, on the other hand. Generally, the fees for authentication and grading of collectible coins are higher than those charged for the grading of sportscards. In addition, our fees for authentication and grading of collectible coins and sportscards vary depending on the “turn-around” time requested by our customers, with the fees increasing for faster service times. As a general rule, customers request faster turn-around for vintage or classic coins and sportscards than they do for modern submissions.

Impact of Economic Conditions on Financial Performance.    We generate substantially all of our revenues from the collectibles market, which depends to a great extent on discretionary consumer spending and, hence, on the availability of disposable income, and on conditions in annual interest rates relative to inflation and the precious metals markets. Such conditions affect the volume of purchases and sales of collectibles, and we have found that collectibles sales volume affects the volume of authentication and grading submissions to us, because the services we provide for coins and collectibles facilitate their sale. Accordingly, the volume of collectibles sales and purchases and, therefore, the volume of authentication and grading submissions, usually decline during periods characterized by recessionary economic conditions, such as declines in disposable income and in consumer confidence. By contrast, factors such as improving economic conditions or price declines or volatility in the stock market and a weakening in the U.S. Dollar can and often does lead investors to increase their purchases of collectible coins and other precious metals, which usually results in increases in submissions of collectibles for our services. We believe that the recent strengthening of the economy in the United States, the recent weakening of the U.S. Dollar and increased demand for gold and other precious metals have contributed to the increase in our authentication and grading revenues during the fiscal years ended June 30, 2004 and 2003.

The following table provides information regarding the respective numbers of coins, sportscards, autographs and stamps that were authenticated or graded by us in the following periods:

	Units Authenticated or Graded
	Three Months Ended September 30,				Fiscal Year Ended June 30,
	2004		2003		2004		2003
Coins	371,000	56%	282,000	51%	1,241,000	53%	917,000	46%
Sportscards	265,000	40%	253,000	46%	998,000	43%	1,058,000	53%
Autographs	22,000	3%	9,000	2%	68,000	3%	15,000	1%
Stamps	5,000	1%	5,000	1%	16,000	1%	12,000	0%

Total	663,000	100%	549,000	100%	2,323,000	100%	2,002,000	100%

Critical Accounting Policies and Estimates

General.    In accordance with accounting principles generally accepted in the United States of America (GAAP), we record certain assets at the lower of cost or fair value. In determining the fair value of certain of our assets, principally inventories, we must make judgments, and estimates and assumptions, regarding circumstances or trends that could affect the value of those assets, such as economic conditions or trends in those conditions that could impact our ability to realize the value of our inventories in future periods. Those judgments, estimates and assumptions are made based on current information available to us at that time. Many of those conditions, trends and circumstances, however, are outside of our control and, if changes were to occur in the events, trends or other or circumstances on which are judgments or estimates were based, or unanticipated events were to occur, we may be required under GAAP to adjust our earlier estimates that are affected by those changes. Changes in such estimates may require that we reduce the carrying value of the affected assets on our balance sheet (which are commonly referred to as “write-downs” of the assets involved).

It is our practice to establish reserves or allowances to record such downward adjustments or “write-downs” in the carrying value of assets such as accounts receivable and inventory. Such write-downs are recorded as charges to income or increases in expense in our statement of operations in the periods when those reserves or allowances are established or increased to take account of changed conditions or events. As a result, our judgments, estimates and assumptions about future events and changes in the conditions, events or trends upon which those estimates and judgments were made, can and will affect not only the amounts at which we record such assets on our balance sheet, but also our results of operations.

The decisions as to the timing of adjustments or write-downs of this nature also require subjective evaluations or assessments about the effects and duration of events or changes in circumstances. For example, it is difficult to predict whether events, such as occurred on September 11, 2001, or increases in interest rates or economic slowdowns, will have short or longer term consequences for our business, and it is not uncommon for it to take some time after the occurrence of an event or the onset of changes in economic circumstances for the full effects of such events or changes to be recognized. Therefore, management makes such estimates based upon the information available at that time and reevaluates and adjusts its reserves and allowances for potential write-downs on a quarterly basis.

Under GAAP, businesses also must make estimates or judgments regarding the periods during which, and also regarding the amounts at which, sales are recorded. Those estimates and judgments will depend on a number of factors, including whether the customers may be entitled to return the products or reject or adjust the payment for the services provided to them. Additionally, in the case of a business that grants its customers contractual rights to return products sold to them, GAAP generally will require that the business establish a reserve or allowance for product returns by means of a reduction in the amount at which its sales are recorded, based primarily on the nature, extent and duration of those rights and the historical product return experience.

In making our estimates and assumptions, we follow GAAP in order to enable us to make fair and consistent estimates of the fair value of assets and to establish adequate reserves or allowances for possible write-downs in the carrying values of our assets. Set forth below is a summary of the accounting policies that we believe are material to an understanding of our financial condition and results of operations.

Revenue Recognition Policies.    We record revenue at the time of shipment of the graded collectible to the customer. Our authentication and grading customers generally prepay our authentication and grading fees when they submit their collectible items to us for authentication and grading. We record those prepayments as deferred revenue until their graded collectibles are shipped back to them. At that time, we record the revenue from the authentication and grading services we have performed for the customer and deduct this amount from deferred revenue.

Accounts Receivable and the Allowance for Doubtful Accounts.    In the normal course of business, we extend payment terms to many of the larger, more creditworthy collectibles dealers who submit collectibles to us for authentication and grading on a recurring basis. We regularly review their accounts, estimate the amount of, and establish an allowance for, uncollectible amounts in each quarterly period. The amount of that allowance is based on several factors, including the age and extent of significant past due accounts, and economic conditions or trends that may affect the ability of account debtors to pay their accounts receivable balances. Estimates of uncollectible amounts are reviewed each quarter and, based on that review, are revised to reflect changed circumstances or conditions in the quarterly period they become known. For example, if the financial condition of certain dealers or economic conditions were to deteriorate, adversely affecting their ability to make payments on their accounts, increases in the allowance may be required. Since the allowance is created by recording a charge against income that is reflected in selling, general and administrative expenses, an increase in the allowance will cause a decline in our operating results in the period when the increase is recorded.

Inventory Valuation Reserve.    Our collectibles inventories are valued at the lower of cost or market and have been reduced by an inventory valuation allowance to provide for declines in the value of those inventories. The amount of the allowance is determined on the basis of market knowledge, historical experience and estimates concerning future economic conditions that may impact the sale value of the collectibles inventories. If there is an economic downturn or there occurs other events or circumstances that are likely to make it more difficult to sell, or that would lead us to reduce the prices at which we are likely to be able to sell those collectibles, it may become necessary to increase the allowance. Increases in this allowance will cause a decline in operating results, as such increases are recorded by charges against income. Additionally, due to the relative uniqueness of some of the collectibles included in our collectibles inventory, valuation of such collectibles often involves judgments that are more subjective than with respect to more standard products sold by other businesses.

Long-Lived Assets and Goodwill.    Long-lived assets such as property and equipment, goodwill and intangible assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable. Prior to fiscal 2003, estimated undiscounted future cash flows were used to determine if an asset was impaired. If such a determination was made, the carrying value of the asset would be reduced to fair value. Any resulting impairment was recorded as a charge against income in the period in which the impairment was recorded. However, under Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, that we adopted in fiscal 2003, we are required to make goodwill impairment determinations on the basis of the fair values of the assets of our reporting units, as defined in SFAS No. 142, rather than on the basis of undiscounted cash flows.

In accordance with SFAS No. 142, we performed a transitional goodwill impairment test as of the beginning of fiscal 2003, the year of adoption of that new standard. We also performed an additional impairment test in June 2003. Those tests were conducted at a reporting unit level and compared each reporting unit’s fair value to its carrying value. We first determined that our reporting units were sub-units of our then two reportable segments: authentication and grading and collectibles sales. We then measured the value for each reporting unit on the basis of a weighted combination of valuation approaches, including discounted cash flows and multiples of sales and earnings before interest, taxes, depreciation and amortization. On the basis of these valuations for the transitional goodwill impairment test at the beginning of fiscal 2003 and the additional impairment test at June 30, 2003, we concluded that all our goodwill, which arose principally out of our acquisitions of our collectibles sales businesses, was impaired. As a result, in the beginning of fiscal 2003 we recorded a non-cash after-tax charge of $8,973,000 as a cumulative charge in accounting principle. In addition, we recorded a pre-tax impairment charge of $1,471,000 relating to the June 30, 2003 impairment test, as part of the loss from discontinued operations, and a non-cash pre-tax impairment charge of $6,000 in our statement of operations for fiscal 2003.

Grading Warranty Costs.    We offer a warranty covering the coins and sportscards we authenticate and grade. Under the warranty, if any coin or sportscard that was previously graded by us is later submitted to us for re-grading and either (i) receives a lower grade upon that resubmission or (ii) is determined not to have been authentic, we will offer to purchase the coin or sportscard or pay the difference in value of the item at its original grade as compared with its lower grade. However, this warranty is voided if the coin or sportscard, upon resubmission to us, is not in the same tamper-evident, clear plastic holder in which it was placed at the time we last graded it or shows signs of tampering. We accrue for estimated warranty costs based on historical trends and related experience. To date our reserves have proved to be adequate. However, if warranty claims were to increase in relation to historical trends and experience, we would be required to increase our warranty reserves and incur additional charges that would adversely affect our results of operations in those periods during which the warranty reserve is increased.

Results of Operations

Three months ended September 30, 2004 compared to the three months ended September 30, 2003

The following table sets forth certain financial data, expressed as a percentage of net revenues, derived from our statements of operations for the respective periods indicated below:

	Three Months Ended September 30,
	2004	2003
Net revenues	100.0%	100.0%
Cost of revenues	34.5%	42.4%

Gross profit	65.5%	57.6%
Selling, general and administrative expenses	39.6%	46.0%

Operating income	25.9%	11.6%
Interest income, net	0.8%	0.1%
Other expenses	—	(0.1)%

Income before provision for income taxes	26.7%	11.6%
Provision for income taxes	10.7%	5.2%

Income from continuing operations	16.0%	6.4%
(Loss) income from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(0.8)%	0.8%

Net income	15.2%	7.2%

Net Revenues

Net revenues consist primarily of fees generated from the authentication and grading of coins, sportscards, autographs and stamps and, to a much lesser extent, revenues from the publication of collectibles magazines. Net revenues are determined net of discounts and allowances.

The following table sets forth information regarding the net revenues attributable to the authentication and grading of coins, sportscards and other collectibles (principally autographs and stamps), respectively, in the quarters ended September 30, 2004 and 2003:

	Three Months Ended September 30,				Percentage Increase 2004 over 2003
	2004		2003
	Amount (000)	% of Net Revenues	Amount (000)	% of Net Revenues
Coins	$5,608	68.4%	$3,890	64.7%	44.2%
Sportscards	2,047	25.0%	1,757	29.2%	16.5%
Other collectibles	540	6.6%	365	6.1%	47.9%

Net revenues	$8,195	100.0%	$6,012	100.0%	36.3%

The increase in net revenues in the quarter ended September 30, 2004, as compared to the same quarter last year, was attributable to a 21% increase in the number of collectibles authenticated and graded and an increase in the average service fee paid for the authentication and grading of collectibles during the current year’s first quarter. The increase in average grading fees was attributable to (i) the increase in coin grading submissions, the fees for which are higher than for the grading of sportscards and other collectibles, and (ii) an increase in the coin grading submissions for which customers requested faster turn-around times, for which we receive higher fees. As a result, while coins represented 56% of the number of units authenticated and graded, 68% of our net revenues were attributable to coin grading submissions in the three months ended September 30, 2004, as compared to 51% of the number of units authenticated and graded and 65% of the net revenues generated in the three months ended September 30, 2003.

We believe that the increase in the demand for our coin grading services was largely attributable to two factors: (i) an increase in purchases and sales of collectible and gold bullion coins by investors, which we believe was due in large part to a shift by investors of some of their funds from marketable securities to tangible assets in response to continuing uncertainties and volatility in the stock markets and the weakening in the U.S. Dollar, and (ii) new marketing programs that we initiated in the latter half of fiscal 2004.

Gross Profit

Gross profit is calculated by subtracting the cost of revenues from net revenues. Cost of revenues consists of personnel costs, production costs, printing, credit cards fees, warranty expense and occupancy, security and insurance costs which directly relate to providing authentication and grading services. Gross profit margin is gross profit stated as a percentage of net revenues. Set forth below is information regarding our gross profit and the gross profit margins in the quarters ended September 30, 2004 and 2003.

	Three Months Ended September 30,
	2004	2003
Gross profit	$5,369,000	$3,463,000
Gross profit margin	65.5%	57.6%

The increase in our gross profit margin in the three months ended September 30, 2004, compared with the gross profit margin in the same period of the prior year, was primarily attributable to: (i) the increase in coin authentication and grading submissions, on which we realize higher margins than on submissions of sportscards and other collectibles for grading; (ii) an overall increase in net revenues (described above), which caused the fixed elements of our costs of revenues to represent a lower percentage of total revenues in the three months ended September 30, 2004 as compared to the three months ended September 30, 2003; (iii) increased sales of advertising and Collectors Club memberships, as compared to the corresponding period of the prior year; and (iv) improvements in operating efficiencies in our sportscard grading operations.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses include advertising and promotion costs, trade show related expenses, general and administrative personnel and related costs and corporate-related expenses, including executive management, finance and accounting, information technology, facilities management and human resources.

	Three Months Ended September 30,
	2004	2003
Selling, general and administrative expenses	$3,244,000	$2,766,000
Percentage of net revenues	39.6%	46.0%

Although SG&A expenses increased by $478,000 in the quarter ended September 30, 2004, as compared to the same quarter of fiscal 2003, such expenses did not increase at the same rate as did net revenues, due to improvements in operating efficiencies and corporate administrative staff reductions we were able to make as a result of the disposition of our collectibles sales businesses. Therefore, as a percentage of revenues, SG&A expenses declined to 39.6% in the three months ended September 30, 2004 from 46.0% for the three months ended September 30, 2003.

Interest Income, Net

	Three Months Ended September 30,
	2004	2003
Interest income, net	$66,000	$7,000
Percentage of net revenues	0.8%	0.1%

Interest income, net increased in the three months ended September 30, 2004, as compared to the corresponding period of the prior year, due to an increase in cash balances from approximately $8.7 million at September 30, 2003 to approximately $25.0 million at September 30, 2004. That increase was attributable to cash generated from the disposition of our collectibles sales businesses and the increase in cash generated by our authentication and grading businesses.

Income Tax Expense

	Three Months Ended September 30,
	2004	2003
Income tax expense	$878,000	$313,000

Income tax expense recorded in the three months ended September 30, 2004 was calculated based on our expected federal and state effective income tax rate of approximately 40% for fiscal year 2004, compared to 45% for the comparable period of the prior year. The decrease in the estimated effective tax rate was attributable to permanent differences between reported and taxable income in the three months ended September 30, 2004 compared to the prior year period.

Discontinued Operations

	Three Months Ended September 30,
	2004	2003
(Loss) income from discontinued operations net of gain on sale of discontinued businesses (net of income taxes)	$(69,000)	$47,000

The $69,000 net loss from discontinued operations for the three months ended September 30, 2004 was primarily the result of an increase in that quarter of inventory reserves for the remaining collectibles inventories that we had retained when we sold our discontinued collectible sales businesses, partially offset by a gain attributable to contingent consideration that became payable to us in the quarter ended September 30, 2004 from the sale of one of those businesses.

Fiscal years ended June 30, 2004, 2003 and 2002

The consolidated statement of operations for 2003 has been restated to reclassify the cumulative effect of an accounting change associated with discontinued operations of $8,917,000 from loss from discontinued operations to cumulative effect of accounting change. See Note 15 to the consolidated financial statements for further discussion. As also discussed in Note 15 to the consolidated financial statements, we have reclassified certain expenses directly related to providing authentication and grading services from selling, general and administrative expenses to cost of revenues to conform to the classifications used beginning in the fiscal year ending June 30, 2005. The following discussion gives effect to this restatement and expense reclassification.

The following table sets forth certain financial data, expressed as a percentage of net revenues, derived from our statements of operations for the respective periods indicated below:

	Fiscal Year Ended June 30,
	2004	2003	2002
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	39.0%	43.0%	42.5%

Gross profit	61.0%	57.0%	57.5%
Operating expenses:
Selling, general & administrative	44.8%	56.5%	63.8%
Amortization of goodwill	—	—	0.5%
Impairment of goodwill	—	—	0.3%

Total operating expenses	44.8%	56.5%	64.6%
Operating income (loss)	16.2%	0.5%	(7.1)%
Interest income, net	0.5%	0.5%	1.0%
Other, net	(0.1)%	—	(0.1)%

Income (loss) before provision (benefit) for income taxes	16.6%	1.0%	(6.2)%
Provision (benefit) for income taxes	6.0%	(2.7)%	(2.7)%

Income (loss) from continuing operations	10.6%	3.7%	(3.5)%
Loss from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(4.0)%	(10.8)%	(10.0)%
Cumulative effect of accounting change (net of income taxes)	—	(44.1)%	—

Net income (loss)	6.6%	(51.2)%	(13.5)%

Net Revenues.    The following table sets forth our net revenues for the fiscal years ended June 30, 2004, 2003 and 2002 and the dollar amount of and the percentage increases in net revenues in fiscal 2004 and fiscal 2003, in each case as compared to the immediately preceding fiscal year:

Year Ended June 30, (Dollars in thousands)
2004	2003	2002	2004 vs. 2003		2003 vs. 2002
			Increase		Increase
Amount	Amount	Amount	Amount	Percentage	Amount	Percentage
$26,420	$20,337	$18,635	$6,083	29.9%	$1,702	9.1%

The increase in net revenues in fiscal 2004, as compared to fiscal 2003, was attributable to a 16% increase in the volume of collectibles graded in fiscal 2004 and, more importantly, to a 35% increase in the number of coins graded in 2004 as compared to 2003, because the average fee paid for the grading of coins is higher than the average fee paid for the grading of sportscards and stamps. As a result, coins accounted for 53% of the total collectibles graded in fiscal 2004, as compared to 46% in fiscal 2003, and 66% of the net revenues in 2004, as compared to 60% of net revenues in 2003.

The increase in the demand for our coin grading services was largely attributable to two factors: (i) an increase in purchases and sales of collectible and gold bullion coins by investors, which we believe was due in large part to a shift by investors of some of their funds from marketable securities to tangible assets in response to continuing uncertainties in the stock markets and weakening of the U.S. Dollar, and (ii) new marketing programs that we initiated in fiscal 2004.

Additionally, while the number of sportscards graded declined by 5.6% in fiscal 2004, as compared to 2003, sportscard grading revenues actually increased to $7,126,000 in fiscal 2004, as compared to $6,946,000 in fiscal 2003, because the increase in sportscards graded in fiscal 2003 was primarily attributable to a large bulk order for the grading of newly manufactured sportscards obtained from a leading sportscard manufacturer in fiscal 2003, for which the average fee was lower than for the grading of sportscards submitted by dealers and collectors.

The 9% increase in authentication and grading revenues in 2003, as compared to fiscal 2002, was due primarily to increases of 24% in coin grading submissions and 10% in sportscard grading submissions, as compared to 2002. However, the increase in sportscard submissions was offset somewhat by a 24% decline in the average price charged for sportscard grading in fiscal 2003, as compared to fiscal 2002, primarily as a result of the bulk submission of newly manufactured sportscards in fiscal 2003 and a reduction in submissions of higher value vintage sportscards, for which the average selling price is higher because dealers who submit vintage sportscards for grading usually request faster turn-around time than for lower value modern sportscards.

Gross Profit.    Gross profit is calculated by subtracting the cost of revenues from net revenue. Cost of revenues consists of personnel costs, production costs, printing, credit card fees, warranty expense, and occupancy, security and insurance costs which directly relate to providing authentication and grading services. Gross profit margin is gross profit stated as a percentage of net revenues. Set forth below is information regarding our gross profit and gross profit margins for the periods indicated.

	Fiscal Year Ended June 30, (Dollars in thousands)
	2004	2003	2002
Gross profit	$16,098	$11,583	$10,700
Gross profit margin	61.0%	57.0%	57.5%

The increase in our gross profit margin in 2004, as compared to 2003, was due to a combination of factors, the most important of which consisted of (i) the increase in coin authentication and grading submissions, on which we realize higher margins than on submissions of other collectibles for grading, and (ii) an overall increase in net revenues (described above), which caused the fixed elements of our cost of revenues to represent a lower percentage of total revenues in 2004 as compared to 2003.

In fiscal 2003, the decline in our gross profit margin, as compared to 2002, was due to an increase in bulk sportscards grading submissions, on which we realized lower margins than on other submissions of sportscards.

Selling, General and Administrative Expenses.    Selling, general and administrative (SG&A) expenses primarily include wages and payroll-related expenses, advertising and promotional expenses, outside professional fees and service charges, travel-related expenses and other general administrative expenses.

	Fiscal Year Ended June 30, (Dollars in thousands)
	2004	2003	2002
Selling, general and administrative expenses	$11,829	$11,486	$11,884
Percentage of net revenues	44.8%	56.5%	63.8%

Although the amount of SG&A expenses incurred in continuing operations increased by $343,000 in 2004, as compared to 2003, such expenses decreased as a percentage of net revenues in fiscal 2004, primarily as a result of the nearly 30% increase in net revenues. Additionally, the mix of SG&A expenses changed in 2004, as compared to 2003, as corporate general and administrative expenses declined in fiscal 2004, due to a number of factors, including a reduction in administrative personnel as a result of the disposition of the collectibles sales businesses, and the fact that in fiscal 2003 general and administrative expenses included $235,000 of consulting fees incurred for services rendered in connection with securing $671,000 in State Enterprise Zone Tax Credits. The reduction in corporate general and administrative expenses in fiscal 2004 was offset, however, by increases in expenses related to the increases in grading submissions in fiscal 2004 compared to fiscal 2003.

The decrease in SG&A expenses, as a percentage of net revenues, in fiscal 2003, as compared to fiscal 2002, was due primarily to the fact that, in fiscal 2003, net revenues increased at a greater rate than did SG&A expenses, partially offset by the incurrence in fiscal 2003 of the tax consulting fees related to our obtaining the State Enterprise Zone Tax Credits in 2003.

Amortization of Goodwill.    We adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective as of July 1, 2002, the commencement of fiscal 2003. In accordance with SFAS No. 142, we ceased amortizing goodwill recorded in past business combinations effective as of July 1, 2002. As a result, there were no charges recorded for goodwill amortization expense in fiscal 2004 or 2003. By comparison, we recorded goodwill amortization expense of $90,000, or 0.5% of net revenues, in fiscal 2002.

Goodwill Impairment.    SFAS No. 142 also required us to perform a transitional goodwill impairment test as of the beginning of fiscal 2003, the year of its adoption. Accordingly, we conducted that test at a reporting unit level and compared each reporting unit’s fair value to its carrying value. We first determined that our reporting units were sub-units of our reportable segments. We then measured the value for each reporting unit on the basis of a weighted combination of valuation approaches, including discounted cash flows and multiples of sales and earnings before interest, taxes, depreciation and amortization. On the basis of that valuation, we concluded that a substantial portion of our goodwill was impaired and, in the first quarter of fiscal 2003, we recorded a non-cash after-tax transitional goodwill impairment charge of $8,973,000 (net of income taxes) as a change in accounting principle.

In the fourth quarter of 2003, as a result of our impairment test as of June 30, 2003, we recorded as part of operating expenses a non-cash goodwill impairment charge of $1,477,000. Of the $1,477,000 goodwill impairment charge recorded as part of operating expenses in the fourth quarter of fiscal 2003, $6,000 is now classified as part of the continuing operating expense in fiscal 2003 and the remaining $1,471,000 has been classified as part of the loss from discontinued operations in fiscal 2003. There was no goodwill impairment charge in fiscal 2004 because all goodwill had been written off in fiscal 2003.

In fiscal 2002, we recorded a $51,000 goodwill impairment charge, as part of operating expenses, to reduce the carrying value of the assets of our stamp grading division, Professional Stamp Experts (PSE), as a result of a determination that its future revenues were likely to be lower than had been previously expected.

Interest Income, Net.    Interest income is generated on cash balances that we invest primarily in highly liquid money market accounts, short-term bank deposits and commercial paper instruments. Interest income, net was $135,000 in fiscal 2004, compared with $94,000 in fiscal 2003 and $191,000 in fiscal 2002. The increase in 2004 as compared to 2003 was primarily related to interest earned on tax refunds that we received in fiscal 2004. The decrease in interest income in 2003 compared to 2002 was primarily attributable to declines in short-term interest rates earned on cash balances during 2003, and the repayment of certain notes receivables that were outstanding in prior periods. Our cash balances increased in the second half of 2004 due to the improved performance of our authentication and grading businesses and the proceeds realized from the disposition of our collectibles sales businesses and related assets.

Provision (Benefit) for Income Taxes.    The provision made for income taxes in fiscal 2004 and the income tax benefits recorded in fiscal 2003 and 2002 were calculated on the basis of our expected federal and state effective income tax rates for those years. Contributing to the income tax benefit in fiscal 2003 were $671,000 of State Enterprise Zone Tax Credits covering eligibility periods from 1999 to 2002, for which required governmental approvals were obtained in the second quarter of fiscal 2003.

Loss from Discontinued Operations.    As a result of our decision in fiscal 2004 to dispose of our collectibles sales businesses, in accordance with SFAS No. 144 the assets and related liabilities of those businesses have been classified as held for sale and their related operating results for fiscal years 2004, 2003 and 2002 have been classified as discontinued operations in the consolidated financial statements included in this prospectus. Therefore, in fiscal years 2003 and 2002, the loss from discontinued operations (net of income taxes) relates to the operations of those discontinued businesses for the entirety of those fiscal years. In fiscal 2004, the loss from discontinued operations includes (i) the losses from their operations through the respective dates on which they were disposed of and (ii) the losses or gains recognized on the sales of those businesses and the disposition of the assets (consisting primarily of inventories and accounts receivable) that we retained. In fiscal 2003, the loss from discontinued operations includes the goodwill impairment charge of $1,471,000 recorded in the fourth quarter of 2003.

Quarterly Results of Operations and Seasonality (Unaudited)

The following tables present unaudited quarterly financial information for each of the nine quarters beginning with the quarter ended September 30, 2002 through the quarter ended September 30, 2004. The information has been derived from our unaudited quarterly financial statements, which have been prepared by us on a basis consistent with our audited financial statements and related notes included in this prospectus. The consolidated financial information set forth below includes all necessary adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the notes thereto. These operating results, which reflect the reclassification of our results of operations between continuing operations and discontinued operations as a result of the disposition of our collectibles sales businesses, are not necessarily indicative of results that may be expected for any subsequent periods.

We typically experience a decline in net revenues during our second fiscal quarter that ends on December 31, which we believe is related to the holidays that take place during that period. Our operating results also may fluctuate in the future due to a number of factors which are outside of our control. See “-Introduction and Overview” above for a discussion of those factors.

	Quarters Ended (In thousands, except per share data)
	Sept. 30, 2002(1)	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004
Statement of Operations Data:
Net revenues	$5,110	$4,123	$5,171	$5,933	$6,012	$5,753	$6,896	$7,759	$8,195
Cost of revenues	2,099	1,905	2,329	2,421	2,549	2,349	2,597	2,827	2,826

Gross profit	3,011	2,218	2,842	3,512	3,463	3,404	4,299	4,932	5,369
Selling, general and administrative expenses	2,713	2,692	3,007	3,074	2,766	2,925	2,923	3,215	3,244
Goodwill impairment	—	—	—	6	—	—	—	—	—

Operating income (loss)	298	(474)	(165)	432	697	479	1,376	1,717	2,125
Interest and other income (expense), net	9	20	50	9	—	(5)	7	108	64

Income (loss) before income taxes	307	(454)	(115)	441	697	474	1,383	1,825	2,189
Provision (benefit) for income taxes	134	(584)	(40)	(67)	313	170	592	506	878

Income (loss) from continuing operations	173	130	(75)	508	384	304	791	1,319	1,311
Income (loss) from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	123	(579)	50	(1,796)	47	(782)	201	(534)	(69)
Cumulative effect of accounting change (net of income taxes)	(8,973)	—	—	—	—	—	—	—	—

Net income (loss)	$(8,677)	$(449)	$(25)	$(1,288)	$431	$(478)	$992	$785	$1,242

Net income (loss) per basic share:(2)
Income (loss) from continuing operations	$0.03	$0.02	$(0.01)	$0.08	$0.06	$0.05	$0.13	$0.21	$0.21
Income (loss) from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	0.02	(0.09)	0.01	(0.29)	0.01	(0.13)	0.03	(0.08)	(0.01)
Cumulative effect of accounting change (net of income taxes)	(1.45)	—	—	—	—	—	—	—	—

Net income (loss)	$(1.40)	$(0.07)	$—	$(0.21)	$0.07	$(0.08)	$0.16	$0.13	$0.20

Net income (loss) per diluted share:(2)
Income (loss) from continuing operations	$0.03	$0.02	$(0.01)	$0.08	$0.06	$0.05	$0.13	$0.20	$0.20
Income (loss) from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	0.02	(0.09)	0.01	(0.29)	0.01	(0.12)	0.03	(0.08)	(0.01)
Cumulative effect of accounting change (net of income taxes)	(1.43)	—	—	—	—	—	—	—	—

Net income (loss)	$(1.38)	$(0.07)	$—	$(0.21)	$0.07	$(0.07)	$0.16	$0.12	$0.19

Weighted average shares outstanding(2)
Basic	6,193	6,129	6,131	6,131	6,172	6,167	6,135	6,201	6,214
Diluted	6,288	6,219	6,131	6,226	6,288	6,391	6,319	6,557	6,569

Selected Operating Data:
Units authenticated or graded:
Coins	203	214	211	289	282	285	297	377	371
Sportscards	335	222	241	260	253	235	242	268	265
Autographs	4	4	4	3	9	14	25	20	22
Stamps	3	2	3	4	5	3	4	4	5

	545	442	459	556	549	537	568	669	663

(1)	As described in Note 15 to the consolidated financial statements, the statement of operations for 2003, from which the statement of operations data have been derived, has been restated to reclassify $8,917,000 from loss from discontinued operations to cumulative effect of accounting change.
(2)	Per share data and weighted average shares outstanding for the fiscal years ended June 30, 2002, 2001 and 2000 have been retroactively adjusted for a 1-for-4 reverse stock split of our outstanding shares, effective on December 9, 2002.

Liquidity and Capital Resources

At September 30, 2004, we had cash and cash equivalents of $25,047,000 compared to cash and cash equivalents of $21,454,000 at June 30, 2004. Contributing to the increase in cash and cash equivalents were (i) the increases in grading revenues and the resulting operating income, (ii) cash proceeds received from receivables related to the sales of our collectibles sales businesses in fiscal 2004, and (iii) cash from collections of accounts receivables and sales of collectibles inventories which we retained, rather than sold, in connection with the sale of our discontinued collectibles sales businesses.

Historically, we have relied on internally-generated funds, rather than borrowings, as our primary source of funds to support our grading operations. We expect our authentication and grading services to provide us with relatively stable and predictable cash flows because in many instances our customers prepay for those services at the time they submit their collectibles for authentication and grading and we are able to closely monitor the overall volume of grading submissions and make adjustments to our operating expenses to the extent required to maintain positive cash flow from operations.

Continuing operations provided net cash of $2,405,000 during the three months ended September 30, 2004, primarily from income from our authentication and grading services. This compares to net cash from continuing operations of $254,000 in the three months ended September 30, 2003.

Net cash generated from investing activities was $737,000 for the three months ended September 30, 2004 and consisted primarily of cash received from the sale of discontinued businesses of $801,000, partially offset by expenditures of $64,000 for upgrading our corporate telephone and computer systems.

Financing activities provided net cash of $3,000 in the three months ended September 30, 2004, consisting of proceeds from the exercise of employee stock options.

At June 30, 2004, we had the following outstanding obligations under operating leases, net of sublease income for years ending June 30:

2005	$906,000
2006	908,000
2007	925,000
2008	908,000
2009	905,000
Thereafter	324,000

$4,876,000

With the exception of those obligations, we do not have any material financial obligations, such as long-term debt, capital leases or purchase obligations. However, we are currently seeking a line of credit from a bank or other lending institution primarily to enable us to provide advances to coin and other collectibles dealers as a means of generating additional interest income and also providing an additional incentive for large collectibles dealers to do business with us. We anticipate that any such advances that we might make generally would be secured by dealers’ collectibles inventories. There is no assurance that we will be successful in obtaining a line of credit for this program. During the quarter ended December 31, 2004, we made short-term secured loans of $2.3 million to an established dealer and long-time customer, on a test basis, in connection with this program.

We also may use cash resources to make acquisitions of other collectibles authentication and grading businesses, if we identify acquisition opportunities that we believe are attractive.

We believe that our existing cash balances and internally generated funds will be sufficient to fund our cash requirements for at least the next 12 months. However, our cash requirements will depend on several factors, including our ability to achieve and maintain operating profitability, whether or not we make business acquisitions for cash or stock, and the amount of any loans we may make under the dealer financing program. Accordingly, we may require financing from external sources in the future through equity or debt offerings, which may or may not be available or may be dilutive to our stockholders. Our ability to obtain financing from external sources will depend upon our operating results, financial condition, future business prospects, our stock price performance and conditions then prevailing in the relevant capital markets.

Recent Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and develops a single accounting model, based on the framework established by SFAS No. 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 was adopted by us on July 1, 2002. The adoption of SFAS No. 144 did not have a material impact on our financial position or results of operations. However, as discussed above in this section and in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we have classified the assets and related liabilities of the collectible sales businesses as held for sale, and their related operating results have been classified as discontinued operations in accordance with SFAS No. 144.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. In 2003, we decided to relocate the operations of our Bowers and Merena division (part of the discontinued operations) to Louisiana, and in fiscal 2004, we incurred certain severance costs associated with exiting our discontinued businesses. We accounted for these actions in accordance with SFAS No. 146.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of FASB Statements Nos. 5, 57 and 107, and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the interim and annual financial statement disclosures that are required to be made by companies that have guaranteed third party obligations. FIN 45 also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and measurement provisions of this interpretation became applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements became effective for financial statements for interim or annual periods ending after December 15, 2002. We did not issue any guarantees in the years ended June 30, 2004 and 2003.

From time to time, we enter into certain types of contracts that contingently require us to indemnify parties against third-party claims. These contracts consist primarily of (i) the asset purchase agreements pursuant to which we have sold our collectibles auction businesses, under which we have agreed to indemnify the buyers of those businesses on terms customary for transactions of this nature; (ii) certain real estate leases under which we are required to indemnify property owners for environmental or other liabilities and other claims arising from our use of the leased premises; and (iii) agreements with our officers, directors and employees, under which we are obligated to indemnify such persons for liabilities arising out of their employment or service relationship with us or our subsidiaries. The terms of such indemnification obligations vary by contract and, in most instances, a specific or maximum dollar amount is not explicitly stated therein. Historically, we have not had to make any significant payments in respect of these indemnification obligations and no liabilities have been recorded for those obligations in the accompanying consolidated balance sheets.

In January 2003, the FASB issued FIN 46(R), Consolidation of Variable Interest Entities—an interpretation of ARB No. 51, and revised in December 2003. FIN 46(R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) is effective for all new variable interest entities created or acquired after December 31, 2003. For variable interest entities created or acquired prior to December 31, 2003, the provisions of FIN 46(R) must be applied for the first interim or annual period beginning after March 15, 2004. The adoption of FIN 46(R) did not have a material impact on our consolidated financial position, results of operations or cash flows, as we have no interests in variable interest entities.

In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments With Characteristics of Both Liability and Equity. SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted the standard on July 1, 2003. We have determined that SFAS No. 150 did not have any significant impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FAS No. 123R, Share-Based Payment. FAS No. 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and instead requires that such transactions be accounted for using a fair-value-based method with compensation costs related to share-based payments to be recognized in the financial statements. FAS No. 123R also requires the tax benefit associated with these share based payments to be classified as financing activities in the statement of cash flow rather than operating activities as currently required. FAS No. 123R is effective as of the first interim or annual period beginning after June 15, 2005. We will be required to apply FAS No. 123R beginning July 1, 2005. FAS No. 123R offers alternative methods of adopting this final rule. At the present time, we have not yet determined which alternative method we will use. Regardless of the method of adoption, the implementation of FAS No. 123R will result in increased compensation expense in our reported results of operations.

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk and other relevant market rate or price risks.

Due to the cash balances that we maintain, we are exposed to risk of changes in short-term interest rates. At September 30, 2004, we had $25,047,000 in cash and cash equivalents. Through September 30, 2004, these cash balances were primarily invested in a highly-liquid money market fund and interest earned is re-invested in the same fund, which accounts for the interest income that we generate. Reductions in short-term interest rates could result in reductions in the amount of that income. However, the impact on our operating results of such changes is not expected to be material.

We have no activities that would expose us to foreign currency exchange rate risk or commodity price risks.

BUSINESS

Overview

We are a leading provider of value-added authentication, grading and information services to dealers and collectors of high-value coins, sportscards, autographs and stamps. These collectibles have market values generally ranging from $200 to over $1 million, due principally to their rarity, age or association with famous individuals or historical events. The authenticity and the state of preservation, or quality, of these collectibles are also important determinants of their value in the collectibles markets. For that reason, dealers and collectors submit their high-value collectibles to us for:

•	a certification by our independent experts of their authenticity; that is, confirmation that the collectibles are real and are what they have been represented to be; and

•	an evaluation of their physical condition and appearance and the assignment of a grade by our independent experts on the basis of uniform quality standards.

Once we have authenticated and assigned a grade to a collectible, we encapsulate it in a tamper-evident, clear plastic holder, or issue a certificate of authenticity, that identifies the specific collectible, sets forth the quality grade we have assigned to it and bears one of our brand names and logos: “PCGS” for coins, “PSA” for sportscards, “PSA/DNA” for autographs, and “PSE” for stamps. Additionally, we warrant our certification of authenticity and the grade that we assign coins and sportscards.

We believe that our authentication and grading services increase the liquidity and marketability and, therefore, add to the value, of these collectibles. Our services provide dealers and collectors with (i) the confidence of knowing that the collectibles they are buying or selling are authentic, and (ii) information, in the form of objective and uniform measures of quality that enable dealers and collectors to assess the value of those collectibles. Armed with this information, a prospective buyer who might otherwise be reluctant to purchase a high priced collectible is more confident about and more willing to make the purchase, particularly “sight-unseen,” on internet auction sites such as those operated by eBay. We also believe that collectibles dealers who sell collectibles that have been authenticated and graded by us are more readily able to sell, and are more likely to obtain higher prices for those collectibles, than if the collectibles had not been authenticated and graded by us.

We originated the standards and methodologies we use for authenticating and grading coins, sportscards, autographs and stamps. Those standards and methodologies have become generally accepted in the collectible coin, sportscards and autograph markets. Since we are the only company to have launched an independent third party stamp grading service, and the concept of stamp grading is relatively novel, our stamp grading standards have not yet become generally accepted; however, we believe that these standards have been gaining wider acceptance in that market. We also have developed some of the leading brands in the collectibles markets in which we conduct our business:

•	“PCGS” (Professional Coin Grading Service), which is the brand name for our independent coin authentication and grading service;

•	“PSA” (Professional Sports Authenticators), which is the brand name for our independent sportscard authentication and grading service;

•	“PSA/DNA” (PSA/DNA Authentication Services), which is the brand name for our independent authentication and grading service for vintage autographs; and

•	“PSE” (Professional Stamp Experts), which is the brand name for our independent stamp authentication and grading service.

PCGS and PSA are among the leading independent authentication and grading services in their respective markets in the United States. PSA/DNA and PSE also are among the leading independent authentication services and, to our knowledge, provide the only independent grading services, in their respective markets.

We began offering our PCGS coin authentication and grading services in 1986 and, from inception through our most recent fiscal year ended June 30, 2004, we had authenticated and graded more than 10 million coins. In 1991, we launched our PSA sportscard authentication and grading service and, through June 30, 2004, had authenticated and graded over 7 million sportscards. In 1999, we launched our PSA/DNA vintage autograph authentication business and in June 2004 we extended that business by introducing vintage autograph grading services to dealers and collectors of autographed sports memorabilia. We started our PSE stamp authentication and grading service in 2000.

The following table provides information regarding the respective numbers of coins, sportscards, autographs and stamps that we authenticated or graded in the following periods:

	Units Authenticated or Graded
	Six Months Ended December 31,				Fiscal Year Ended June 30,
	2004		2003		2004		2003
Coins	792,000	58%	567,000	52%	1,241,000	53%	917,000	46%
Sportscards	518,000	38%	488,000	45%	998,000	43%	1,058,000	53%
Autographs	39,000	3%	23,000	2%	68,000	3%	15,000	1%
Stamps	12,000	1%	8,000	1%	16,000	1%	12,000	0%

Total	1,361,000	100%	1,086,000	100%	2,323,000	100%	2,002,000	100%

We generate revenues principally from our authentication and grading service fees. Those fees range from $6 to as much as $200 per collectible authenticated and graded, based primarily on the turn-around times selected by our customers, which range from 1 to approximately 60 days. In fiscal 2004, our authentication and grading fees averaged $11. As a general rule, collectibles dealers and, to a lesser extent, individual collectors, request faster turn-around times and, therefore, generally pay higher fees for more valuable, older or “vintage” collectibles, than they do for modern collectibles.

We also generate revenues, to a lesser extent, from sales of (i) advertising on our websites; (ii) our printed publications and price guides and advertising placed in such publications; and (iii) our rarity or “population” reports that contain data regarding the total number of coins and sportscards we have graded since our inception, categorized by item type and grade determination. We believe that our printed publications, price guides and reports make collectors better informed consumers and make collecting more interesting and exciting for them.

Industry Background

The primary determinants of the prices of, and the willingness of dealers and collectors to purchase, high-value or high priced collectibles or other high-value assets are their authenticity and quality. The authenticity of a collectible relates not only to the genuineness of the collectible, but also to the absence of any alterations or repairs that may have been made to hide damage or to restore the item. The quality of a collectible relates to its state of preservation relative to its original state of manufacture or creation. With regard to value, confirmation of authenticity generally is required before a buyer is willing to proceed with a purchase of a high priced collectible. Quality directly affects value and price, usually on an exponential basis, with higher quality collectibles generally attracting dramatically higher prices than lower quality collectibles. Even a relatively modest difference in quality can translate into a significant difference in perceived value and, therefore, in price. For example, a 1952 Mickey Mantle baseball card that received a PSA grade from us of 10 on our PSA grading scale of 1-to-10 was sold in 2001 for $275,000. By comparison, a similar 1952 Mickey Mantle baseball card that received a PSA grade of 8 was sold in 2004 for $62,338.

Until the advent of independent third party authentication and grading, most prospective buyers, including experienced collectibles dealers, insisted on physically examining high priced collectibles before consummating transactions. However, unlike professional dealers, most collectors lacked the experience and knowledge needed to determine, with confidence, the authenticity or the quality of high priced collectibles, even when they had the opportunity to examine them physically. As a result, collectors had to rely on representations made by sellers regarding authenticity and quality. For these reasons, “buyer beware” characterized the high-value collectibles markets, and “sight-unseen” markets for rare coins and other high-value collectibles were practically non-existent.

Dealers and collectors traditionally marketed high-value collectibles by means of direct mail, catalogues, price lists and advertisements in trade publications, and sold and purchased them at collectibles shows, auction houses and local dealer shops. These markets were highly inefficient because:

•	they were fragmented and localized, which limited both the variety of available collectibles and the number of potential buyers;

•	transaction costs were often relatively high due to the number of intermediaries involved;

•	buyers usually lacked the information needed to determine the authenticity and quality and, hence the value, of the collectibles being sold; and

•	buyers and sellers were vulnerable to fraudulent practices because they had to rely on the dealers of high-value collectibles for opinions or representations as to authenticity and quality.

Coin Market.    In an effort to overcome some of these inefficiencies, approximately 30 years ago professional coin dealers began using a numerical grading scale for grading coins. That scale ranged from 1 to 70, with higher numbers denoting a higher quality. Previously, professional dealers used descriptive terms, such as “Fair,” “Fine” and “Uncirculated,” to characterize the quality of the coins they sold, a practice that continued after the development of the numeric grading system. However, whether using a numeric or a descriptive system, grading varied significantly from dealer to dealer, depending on a dealer’s subjective criteria of quality. Moreover, dealers were hardly disinterested or independent since, as the sellers or buyers of the coins they were grading, they stood to benefit financially from the assignment of a particular grade.

Sportscard Market.    Misrepresentations of authenticity and quality also operated as a barrier to the liquidity and growth of the collectibles market for sportscards. Even experienced and knowledgeable dealers insisted on physically examining purportedly rare and higher priced sportscards. Most collectors lacked the knowledge needed to purchase collectible sportscards with confidence, even when they had physically examined them. Sportscard dealers eventually developed a rudimentary adjectival system to provide measures of quality, using descriptive terms such as “Poor,” “Very Good,” “Mint” and “Gem Mint.” These measures of quality were assigned on the basis of such characteristics as the centering of the image on the card and the presence or absence of bent or damaged corners, scratches and color imperfections. However, as was the case with coins, grading varied significantly from dealer to dealer, depending on a dealer’s subjective criteria of quality. Additionally, since the dealers who bought and sold sportscards were the ones that assigned these grades, collectors remained vulnerable to fraudulent practices.

Autographed Memorabilia Market.    The market for autographed sports, entertainment and historical memorabilia has been plagued by a high incidence of forgeries and misrepresentations of authenticity.

For example, Operation Bullpen, initiated by the FBI and other law enforcement agencies beginning in 1997, has uncovered a high volume of outright forgeries of signatures and widespread misrepresentations as to the genuineness of sports memorabilia. We believe that the high incidence of such fraudulent activities was due, in large part, to a dearth of independent third party memorabilia authentication services and an absence of systematic methodologies and specimen data needed for verification of authenticity.

Stamp Market.    Stamp dealers developed an adjectival system, similar to the one developed for sportscards, by which they valued and priced stamps based primarily on the centering of the stamp image on the stamp paper background, ignoring other faults in the stamp. As a result, experienced and knowledgeable dealers insisted on physically examining purportedly rare and higher priced stamps before purchasing them. Additionally, most collectors lacked the knowledge and experience needed to purchase higher priced stamps with confidence. Consequently, as was the case with coins and sportscards, collectors were forced to depend on representations of authenticity and quality from the very dealers from whom they purchased or to whom they sold stamps.

These conditions in our collectibles markets created a need and the demand for independent authentication and grading services from which dealers and collectors could obtain:

•	determinations, from independent, third party experts, of the authenticity of the high-value collectibles that dealers and collectors purchased, particularly “sight-unseen;”

•	representations of quality based on uniform standards applied by independent, third party experts; and

•	authoritative information, compiled by a credible third party, to help collectors understand the factors that affect a collectible’s perceived value and price, including:

—	its rarity;

—	its quality or grade; and

—	its historical and recent selling prices.

The Impact of eBay on the Collectibles Markets.    The advent of the internet and, in particular, eBay’s development of an internet or “virtual” marketplace, have overcome many of the inefficiencies that had characterized the traditional collectibles markets. eBay’s online marketplace (i) offers enhanced interaction between and greater convenience for sellers and buyers of high-value collectibles; (ii) eliminates the involvement of dealers and other “middlemen;” (iii) reduces transaction costs; (iv) allows trading at all hours; and (v) provides continually updated information. However, internet commerce still raises, and has even heightened, concerns about the authenticity and quality of the collectibles that are listed for sale on the internet. Buyers have no ability to physically examine those collectibles and no means to confirm the identity or the credibility of the dealers or sellers who sell purportedly high-value collectibles on the internet. As a result, we believe that the growth of internet collectibles markets, such as eBay’s, has increased awareness of the importance of, and the demand for, independent third party authentication and grading services of the type we provide. Our services enable collectors to use the internet to purchase collectibles “sight-unseen,” with the confidence of knowing that those collectibles are authentic and are of the quality represented by sellers. The importance and value of our services to collectors, we believe, are demonstrated by eBay’s inclusion, on its collectibles websites, of information that identifies, and encourages visitors to use, our independent third party authentication and grading services, as well as similar services offered by some of our competitors.

Our Services

PCGS Coin Authentication and Grading Services.    Recognizing the need for third party authentication and grading services, we launched Professional Coin Grading Service in 1986. PCGS employs expert coin graders, who are independent of coin buyers and sellers, to provide impartial authentication and grading services. Currently, we employ 14 experts who have an average of 26 years of experience in the collectible coin market, in most cases initially as dealers and later as authenticators and graders. We also established uniform standards of quality measured against an actual “benchmark” set of coins kept at our offices. We place each coin that we authenticate and grade in a tamper-evident, clear plastic holder that bears our logo, so that any prospective buyer will know that it is a PCGS authenticated and graded coin. We also provide a warranty as to the accuracy of our coin authentication and grading.

By providing an independent assessment by coin experts of the authenticity and quality of coins, we believe that PCGS has increased the liquidity of the trading market for collectible coins. Following the introduction of our independent, third party authentication and grading service, buyer confidence, even between dealers, increased to such a degree that coins authenticated and graded by PCGS were able to be traded “sight-unseen.” As a result, PCGS facilitated the development, in 1990, of a dealer market, known as the “Certified Coin Exchange,” on which coin dealers traded rare coins “sight-unseen,” over a private satellite network, which now operates on the internet. In addition, we began to provide a range of authoritative content on coin collecting to inform and communicate with the collector community, including guides and reports that track the trading prices and the rarity of PCGS-graded coins.

More recently, our coin authentication and grading services have facilitated the development of a growing internet or “virtual” marketplace for collectible coins. A prospective buyer, who might otherwise be reluctant to purchase a high priced coin listed on the internet, is able to rely on a PCGS certification in deciding whether or not to bid and in determining the amount to offer for the coin. As a result, to enhance the marketability of higher priced coins, many sellers submit their coins to PCGS for authentication and grading. That enables the sellers to include, in their internet sales listings, digital images of the coins in their tamper-evident, clear plastic holders, which identify the coins as having been authenticated and graded by PCGS as well as their PCGS-assigned grades.

PSA Sportscard Authentication and Grading Services.    Leveraging the credibility and using the methodologies that we had established with PCGS in the coin market, in 1991 we launched Professional Sports Authenticator (PSA), which instituted a similar authentication and grading system for sportscards. Our independent sportscard experts certify the authenticity of and assign a grade to sportscards using a numeric system with a scale from 1-to-10 that we developed, together with an adjectival system to describe their condition. Currently, we employ 11 experts who have an average of 20 years of experience in the collectible sportscard market. We believe that our authentication and grading services have removed barriers that were created by the historical seller-biased grading process and, thereby, have improved the overall marketability of and facilitated commerce in sportscards, including over the internet and at telephonic sports memorabilia auctions.

PSA/DNA Autograph Authentication and Grading Services.    In 1999, we launched our vintage autograph authentication business, initially offering authentication services for “vintage” sports autographs and memorabilia that were autographed or signed prior to the time they were presented to us for authentication. The vintage autograph authentication business is distinctly different from the “signed-in-the-presence” authentication of autographs where the “authenticator” is present and witnesses the actual signing. Vintage autograph authentication involves the rendering of an opinion of authenticity by a handwriting expert based on (i) an analysis of the signed object, such as the signed document or autographed item of memorabilia, to confirm that its age and material composition are consistent with similar materials or items that existed during the signer’s lifetime; (ii) a comparison of the signature submitted for authentication with exemplars; and (iii) a handwriting analysis. We currently employ four autograph experts with an average of 22 years of experience in the autograph memorabilia market.

In June 2004, we also began offering grading services for vintage sports autographs and vintage signed sports memorabilia, beginning with baseballs containing a single signature or autograph. We use uniform grading standards that we have developed and a numeric scale of 1-to-10, with the highest number representing “Mint” condition or perfect quality. We assign two grades to the collectible: one based on the physical condition or state of preservation and legibility of the autograph and the other based on the physical condition of the item. Autograph grading is in its infancy and we cannot predict whether it will gain market acceptance. However, if we find that there is a demand for such services, we intend to extend our grading services to include autographed historical and entertainment memorabilia.

PSE Stamp Authentication and Grading Services.    In January 2000, we launched our Professional Stamp Experts (PSE) as an independent, third party stamp authentication and grading service. We use both an adjectival system and a numeric scale from 1-to-100 to grade stamps. We assign grades based on the centering of the stamp image on the stamp paper background and the absence or presence of other faults on the stamp. There have been viable third party stamp authentication services in operation for several decades, and stamp dealers and collectors had been using a subjective grading system based primarily on the centering of the stamp image on the stamp paper background, ignoring other faults. However, prior to our entry into the stamp market, independent third party stamp grading was non-existent. As a result, we have encountered some resistance to this concept in the stamp collectibles market, which is steeped in tradition and slow to change, as we did from coin dealers when we launched PCGS and from sportscard dealers when we launched PSA. We believe, however, that the grading of stamps can potentially gain, albeit gradually, increased market acceptance. Currently, we employ four stamp graders who have an average of 36 years of experience in the collectible stamp market.

Publications and Advertising.    We publish authoritative price guides, rarity reports and other collectibles data to provide collectors with information that makes them better informed consumers and makes collecting more interesting and exciting. Our publications also enable us to market our services, create increased brand awareness and to generate advertising revenues. Our publications include the Sports Market Report, which we publish on a monthly basis primarily for distribution to approximately 6,000 PSA Collectors Club members, and the Stamp Market Quarterly, which we publish for distribution to approximately 2,500 stamp dealers and collectors. We sell advertising to dealers and vendors for placement in our publications. In addition, we manage a Collectors Universe website and individual websites for each of our four authentication and grading services. On those websites, we offer collectible content, some of which is available for a fee and some of which is available without charge. On a combined basis, our five websites attracted, on average, approximately 154,000 unique visitors per week during the fiscal year ended June 30, 2004 and approximately 169,000 unique visitors per week during the quarter ended September 30, 2004. As a result of the increasing number of collectors visiting our websites, during the quarter ended September 30, 2004, we began selling advertising on our websites to dealers and other vendors that serve the collectibles markets.

Our Mission

Our mission is to provide the finest available authentication and grading services to sellers and buyers of high-value collectibles and other high-value assets in order to:

•	increase value and liquidity;

•	enable and facilitate transactions;

•	generally enhance interest, activity and trading; and

•	achieve profitable growth and build long-term value for our stockholders and provide rewarding opportunities for our employees.

Our Growth Strategy

Our growth strategies include:

•	Leveraging the strong brand awareness that we have achieved in our existing markets:

—	to increase the demand for and use of our services not only by dealers, but also by collectors generally, most of whom do not use any independent authentication or grading services; and

—	to introduce new value-added services to customers in our existing collectibles markets.

•	Identifying and entering other high-value collectibles or high-value asset markets where we believe we can succeed in building and meeting the demand among dealers, sellers and buyers for independent, third party authentication and grading services.

We are pursuing the following strategic initiatives in order to achieve these growth objectives:

Increasing the Demand for our Services.    We have established leading brands in our existing collectibles markets, including PCGS, PSA, PSA/DNA and PSE. We intend to use those brands to promote Collectors Universe as the premier provider of authentication and grading services in the high-value collectibles markets in order (i) to increase our market share among existing users of authentication and grading services and (ii) to increase the use of our services by the numerous collectors that do not currently use any independent third party authentication or grading services.

Although we have authenticated and graded over 10 million coins since the inception of PCGS and over 7 million sportscards since the inception of PSA, we estimate that less than 10% of the vintage United States coins and vintage sportscards have been authenticated and graded. According to recent data available on eBay’s websites, the number of coins being sold at any one time on eBay generally ranges from approximately 150,000 to 180,000, of which only approximately 15% are authenticated and graded by a third party authentication and grading service, such as ours. Similarly, the number of sportscards being sold at any one time on eBay generally ranges from approximately 250,000 to 300,000, of which only about 10% are independently authenticated and graded. Additionally, we are not aware of any other companies that offer grading services for autographs or stamps and we estimate that we have authenticated and graded less than 1% of the potential market of autographs and stamps in the United States. Also, new collectibles are introduced each year into the markets in which we operate, some of which are authenticated and graded in the year of manufacture. Over time, these collectibles will increase the supply of vintage items that are sold by dealers and collectors and, therefore, that will be submitted for independent third party authentication and grading.

To take advantage of these market opportunities, we have:

•	enhanced our marketing programs to promote our brands and services directly to internet and other auction-related businesses. These programs emphasize the benefits of using our services, including increased marketability and the prospect of higher bids for collectibles.

•	initiated joint marketing programs with collectibles dealers that are designed to make their customers aware of the availability and benefits of our authentication and grading services.

•	established authorized PCGS and PSA dealer networks to increase the visibility of our brands and the use of our services by those dealers and their customers.

•	developed and expanded our Set RegistrySM programs to increase demand for our collectible coin, sportscard and stamp authentication and grading services among collectors and to increase traffic on our websites.

•	increased the promotion of our Collectors Clubs to attract and to provide incentives for collectors to use our services.

Introducing New Services in our Existing Markets.    Using the brand recognition we have established in the markets we serve, we intend to create and promote new services and expand recently introduced services in our existing markets. These services include:

•	Collectors Universe Invitationals. Since 2001, we have been holding special “invitation-only” events for our authorized PCGS and PSA dealers. At those events, dealers have the opportunity to meet and engage in collectibles trading with other invited dealers. To facilitate collectibles trading at these events, we offer same day, on-site authentication and grading services, enabling the dealers to complete their transactions while at the invitationals. In calendar 2004, we held nine dealer invitationals.

•	Sales of Website Advertising. During the quarter ended September 30, 2004, we began selling advertising on our websites to collectibles dealers and auctioneers in the markets in which we offer our branded authentication and grading services. Due to the increasing number of visitors to our websites, we are able to offer those dealers and auctioneers the opportunity to market their products and services to an increasing number of prospective customers.

•	Dealer Financing Program. We plan to initiate a dealer finance program beginning in the quarter ending March 31, 2005. Under that program, we plan to offer short-term loans to established collectibles dealers that use our authentication and grading services. These loans, which will be secured by the collectibles that dealers submit to us for authentication and grading, are intended to provide those dealers with working capital during the authentication and grading process. We believe these loans will provide an incentive to dealers to submit additional collectibles to us for authentication and grading. During the quarter ended December 31, 2004, we made short-term secured loans to an established dealer and long-time customer, on a test basis, to assist us in developing our program and marketing plans.

•	Autograph Grading Services. In June 2004, we launched autograph grading services, beginning with single signed baseballs. Our autograph grading service is intended to meet existing and create additional demand for differentiation in the quality, and thus in the value, of autographed memorabilia. Our grading is based primarily on sharpness, intensity, readability and clarity of autographs. We plan on extending this grading service to other autographed sports memorabilia and then to historical and entertainment autographs.

•	Vintage U.S. Paper Currency Authentication and Grading. PCGS will be introducing a vintage U.S. paper currency authentication and grading service in our third quarter ending March 31, 2005. We recently hired a currency grading expert to manage this business and are preparing a marketing program to introduce this new service to vintage paper currency dealers and collectors.

•	Expansion of Website Information Services. We have been expanding the information available on our websites, including the addition of: (i) historical coin auction prices; (ii) reproductions of historical reference books; and (iii) the contents of famous coin, sportscard and stamp collections. These services are designed to attract new collectors, increase the number of visitors to our websites and increase advertising revenues. During the quarter ended September 30, 2004, on a combined basis our five websites attracted, on average, over 169,000 visitors per week, as compared to 138,000 in the same quarter of the prior fiscal year.

•	Photography Services. We plan to offer digital photography for collectibles that are submitted to us for authentication and grading. The digital images can be used by dealers for recordkeeping purposes and by both dealers and collectors when listing collectibles on internet auction sites, such as eBay. We believe that we will be able to offer digital photography services more efficiently than other service providers, because we will be able to easily incorporate this service as part of our authentication and grading processes.

•	eBay Promotional Programs. Leveraging our expertise and reputation as a leading independent third party authenticator and grader of high-value collectibles, we work with eBay to create programs designed to increase the marketability of collectibles on its auction websites and, at the same time, promote our authentication and grading services. We now offer a fee-based “Quick Opinion” autograph authentication service to visitors on eBay’s sports memorabilia auction website. Our autograph experts render an authenticity opinion based on an examination of the digital image of the autograph posted on eBay. We also have included, at eBay’s request, information about the benefits of our authentication and grading services on our websites, to which eBay has placed links on its collectibles websites in order to make that information readily accessible to its users.

•	“First Strike” Program. Every January, the U.S. Mint produces, in limited quantities, issues of newly minted gold and silver coins in sealed containers showing a date of sealing by the U.S. Mint in January. In the quarter that will end March 31, 2005, PCGS will be introducing a new “First Strike” program designed to generate submissions of these coins to us for authentication and grading. If those coins are submitted to us, in their original Mint-sealed containers or with other evidence that they are part of such an issue and are uncirculated, we will authenticate and grade and, then, encapsulate them in our tamper-evident, clear plastic holders with an imprint designating the coins as First Strike coins. In 2005, we plan to provide First Strike authentication and grading for newly-minted U.S. Gold and Silver Eagle bullion coins. We believe that, due to their limited availability, First Strike coins will generate interest among and demand from dealers and collectors seeking to purchase Gold Eagle and Silver Eagle bullion coins.

Entering Other Collectibles and High-Value Asset Markets.    There are additional high-value collectibles and high-value assets with respect to which marketability and value depend primarily on their authenticity and state of preservation or quality. We believe that the growth of some of these markets has been hampered by the absence or a limited availability of independent authentication and grading services. It is our intention to expand our business into one or more of those markets. Markets that we are considering for possible expansion include:

Antique silver	Estate jewelry
Colored gemstones	Musical instruments
Comic books	Political memorabilia
Diamonds	Postcards
Entertainment memorabilia	Rare books

We intend to use the following criteria in selecting markets for future expansion:

•	Market Size. The size of the target market, measured both in terms of the volume and the value of the collectibles or high-value assets that trade in the market.

•	Trading Prices. The prices at which collectibles or other high-value assets trade in the target market.

•	Competitive Environment. The presence or absence of existing independent authentication and grading services in the target market, its capacity for new entrants and the satisfaction of dealers and collectors with the services offered by existing providers.

•	Availability of Experts. The availability of experts needed to succeed in entering a target market.

•	Means of Entry. The benefits and costs of entry by means of an opportunistic acquisition, as opposed to starting a new authentication and grading service that would require the development of a new brand.

The largest of these currently targeted markets are the diamond and colored gemstone markets. According to the Rapaport Group, an independent research firm to the diamond, gem and jewelry industry, in 2003 approximately 18 million carats of polished diamonds, valued in excess of $10 billion, were imported into the United States. Currently there are four companies of significant size that provide third party authentication and grading services in the diamond market, and two in the colored gemstone market. Other large markets include estate and pre-owned jewelry and entertainment memorabilia, such as Hollywood props, scripts and wardrobes. According to data available from eBay, at any one time there are approximately 800,000 to 1,000,000 items of pre-owned jewelry, including watches, and from 300,000 to 500,000 items of entertainment memorabilia, listed on eBay. We are not aware of any significant third party authentication or grading services in either of these markets. Although the other targeted markets are much smaller than the diamond, pre-owned jewelry and entertainment memorabilia markets, we are not aware of any significant third party authentication or grading companies that operate in any of those markets.

There is no assurance that we will succeed in expanding our business into any of these new markets or, even if we do succeed in doing so, that the authentication or grading services we will offer in those markets will gain market acceptance or become profitable.

Operations

We offer authentication and grading services for coins, sportscards, autographs and autographed memorabilia and stamps. Our trained and experienced authentication and grading experts determine the authenticity of and, using uniform quality standards, assign a quality grade to these collectibles.

PCGS.    Since our inception in 1986, we have graded approximately 10 million coins. We now authenticate and grade approximately one million coins per year. We typically charge authentication and grading fees that range between $8 and $200 per coin, depending primarily on the turn-around time requested by the customer, which varies from one day for the highest level of service to approximately 60 days for the lowest level of service. In the fiscal year ended June 30, 2004, our fee per coin averaged approximately $14. We authenticate and grade coins in accordance with standards that we developed and which have become generally accepted in the industry. We use both an adjectival and numeric system, with a scale of 1-to-70, to rate the quality of the coins, with the highest number representing “gem” or perfect quality. We have authenticated and graded, either before or after sale, two of the three highest priced U.S. coins ever sold at public auction, including an 1804 Draped Bust Silver Dollar, which received a PCGS grade of Proof 68 and was sold by the owner at an auction in 1999 for approximately $4.1 million.

Our grading of coins involves an exacting and standardized process. We receive coins from dealers and collectors and remove all packaging that identifies the submitter in any way. We then enter information regarding the coins into our proprietary computerized inventory system, which tracks the coins at every stage of our authentication and grading process. Generally, our process requires that two of our experts evaluate each coin independently, and no authenticity opinion is issued and no quality grade is assigned unless the grades independently assigned by each of them are the same. In some cases, depending on the type of coin being authenticated and graded or on the results of the initial review process, a third expert is involved to make the final determinations of authenticity and grade. The coin, the determination of authenticity and its grade are then verified by one of our senior experts, who has the authority to resubmit the coin for further review if deemed to be necessary. Only after this process is complete is the coin reunited with its invoice, thus keeping the authentication and grading process independent of the identity of the owner and the history of the coin. The coin is then sonically sealed in our specially-designed, tamper-evident, clear plastic holder, which also encases a label describing the coin, the quality grade that we have assigned to it, a unique certificate number and bar code, as well as the PCGS hologram and brand name.

PSA.    We launched our PSA sportscard authentication and grading service in 1991 and, through June 30, 2004, had authenticated and graded over 7 million sportscards. Our sportscard grading system uses both an adjectival and a numeric system with a scale from 1-to-10, with the highest number representing “mint” condition or perfect quality. We employ authentication and grading procedures that are similar to our coin authentication and grading procedures. On receipt of sportscards from dealers and collectors, we remove all packaging that identifies the submitter in any way and enter information regarding the sportscards into our proprietary computerized inventory system that enables us to track the sportscards throughout our authentication and grading process. Only after the authentication and grading process is complete is the sportscard reunited with its invoice, thus keeping the authentication and grading process independent of the identity of the owner and the history of the sportscard. The sportscard is then sonically sealed in our specially-designed, tamper-evident, clear plastic holder, which also encases a label that identifies the sportscard, the quality grade that we have assigned to it and a unique certificate number and bar code, as well as the PSA hologram and brand name.

We primarily authenticate and grade baseball sportscards and, to a lesser extent, football, basketball and hockey sportscards as well as entertainment and other collectible cards. We typically charge fees ranging between $6 and $100 per card, with an average fee of $7 per card in 2004. As is the case with coin authentication and grading, sportscard authentication and grading fees are based on the particular turn-around time requested by the submitter, ranging from one day’s turn-around for the highest level of service to approximately 60 days for the lowest level of service.

The sportscards submitted to us for authentication and grading include primarily (i) older or vintage sportscards, particularly of memorable or historically famous players, such as Honus Wagner, Joe DiMaggio, Ted Williams and Mickey Mantle, and (ii) modern or newly produced sportscards of current or new athletes who have become popular with sports fans or have achieved new records or milestones, such as Nolan Ryan and Mark McGwire. These sportscards have or are perceived to have sufficient collectible value and are sold more frequently than are sportscards of less notable athletes, leading dealers and collectors to submit them for grading to enhance their marketability. Also, the production and sale of each new series of sportscards, which take place at the beginning and during the course of each new sports season, create new collectibles that provide a source of future additional authentication and grading submissions to us. Among the sportscards that we have authenticated and graded is a 1909 Honus Wagner baseball card, which received a PSA grade of 8 and was sold by the owner in 2000 for approximately $1.3 million.

PSA/DNA.    In 1999, we began offering authentication services for vintage sports autographs. Because of the variability in the size of autographed memorabilia, the procedures we use necessarily differ from those used in authenticating and grading coins and sportscards. Customers may ship the memorabilia to us for authentication at our offices or, in the case of dealers or collectors that desire to have a large number of items authenticated, we will sometimes send an expert to the customer’s location for “on-site” examination and authentication. Generally, our procedures require at least two of our autograph experts to agree on either a positive or a negative opinion on authenticity for most items that are submitted for authentication. Our experts reference what we believe is one of the largest databases of known genuine examples of signatures for comparison to a submitted specimen and draw upon their training and experience in handwriting analysis. In most cases, we take a digital photograph of the autographs that we authenticate and store those photographs in a master database. Before shipping the item back to the customer, a tamper-evident holographic label is affixed to the collectible. The label contains our PSA/DNA name and logo and a unique certificate number. For additional security, in most cases we tag the items with synthetic DNA-laced ink, which is odorless, colorless and tasteless and visible only when exposed to a narrow band wavelength of laser light using a battery powered hand-held lamp. As a result, if the label is removed from the item, it is still possible to verify that the item was authenticated by us.

Items that have been authenticated by our vintage autograph service include Mark McGwire’s 70th home run baseball, which was sold at auction in 1999 for more than $3 million, and a baseball bat autographed by Babe Ruth, which he used to hit the first home run ever hit in Yankee Stadium in 1923. That bat recently was sold by Sotheby’s for more than $1.2 million.

In June 2004, we also began offering grading services for vintage sports autographs, beginning with single signed baseballs. We use uniform grading standards that we have developed to assign two grades to the collectible, one based on the physical condition or state of preservation and legibility of the autograph, and the other based on the physical condition of the collectible, using a numeric scale of 1-to-10, the highest number representing “mint” condition or perfect quality. However, the grading standards that we apply for “game-used” baseballs, which by their very nature are not in “pristine” condition, are different than the grading standards for unused or souvenir autographed baseballs. Autograph grading is in its infancy and we cannot predict whether it will gain market acceptance. However, if we find that there is a demand for such services, it is our intention to offer grading services for autographed historical and entertainment memorabilia as well.

PSE.    We commenced our PSE stamp authentication and grading service in January 2000. In rating the quality of stamps, we assign a numeric grade to each stamp that ranges from 1-to-100. The grade assigned to a stamp is based on several characteristics, including the centering of the image on the stamp and the absence or presence of various faults, such as creases, perforation problems and other imperfections that, if present, will reduce the value of the stamp. For a stamp to receive a grade of 100, which means that it is in “gem” condition, the image on the stamp must be perfectly centered and the stamp must be faultless. Stamps submitted to us for grading are independently examined and graded by two of our stamp experts, who must have independently arrived at the same grade before a final grade is assigned. After a stamp has been authenticated and graded, we generally issue a certificate of authentication that briefly describes the stamp and the grade assigned to it and has a digital image of the stamp attached. The certificate bears the PSE name and logo and a unique certification number that we assign to the stamp for record keeping purposes. We also offer our customers the option of having the stamp encapsulated in a tamper-evident, clear plastic holder with an encased label that, like the certificate, identifies the stamp and sets forth the grade assigned to it, the PSE name and logo and its unique certification number.

Stamps that have been authenticated and graded by us include an 1868 1¢ “Z” Grill U.S. postage stamp, which received a PSE grade of Extremely Fine (XF) 90 and was last sold at auction in 1989 for more than $900,000. The owner submitted the stamp to us shortly after we initiated our stamp authentication and grading service in 2000.

The volume of stamp authentication and grading submissions through fiscal 2004, relative to the number of coin and sportscard submissions, has not been material. Since stamp grading services are new to the market, we cannot predict when or even whether our services will gain the level of market acceptance needed for stamp grading to become a material contributor to our operating results.

Vintage U.S. Paper Currency.    PCGS is planning to introduce and to begin marketing a vintage U.S. paper currency grading service in its third quarter ending March 31, 2005. We have hired a paper currency expert, with more than 15 years of experience in the rare paper currency market, to develop, manage and grow this business and to authenticate and grade vintage paper currency. We will use an adjectival and numeric grading system, with a scale of 1-to-70, that is similar to the system that we use for grading coins, largely because most vintage currency dealers are already familiar with that system. Currently, there are two relatively small vintage paper currency authentication and grading companies. Additionally, Numismatic Guaranty Corporation of America, our principal coin authentication and grading competitor, recently announced that one of its affiliated companies will be starting a separate vintage paper currency authentication and grading service in the first calendar quarter of 2005. The rare currency market is smaller than our other collectibles markets, and there is no assurance that our currency authentication and grading services will gain market acceptance or that our entry into that market will generate material revenues for us or become profitable.

Publications and Content.    We publish authoritative price guides and rarity reports for coins, sportscards, sports autographs and memorabilia and stamps. This information is available on our website and in our publications. These publications include:

•	Price Guides. We provide a wide variety of authoritative price guides for a number of collectible markets. For example, we track the prices at which the 3,000 most actively-traded U.S. coins are sold, dating back to 1970, and compile and publish this information in a generally recognized collectible coin index, known as the CU3000.

•	Rarity Reports. We compile and publish reports that list the total number of coins and sportscards we have graded since our inception, categorized by item type and grade determination. We can publish, for example, the exact number of Mint State (MS) 67-grade 1881-S Morgan silver dollars that we have graded. We believe that collectors use this information to make more informed decisions regarding the purchase of particular coins.

•	Articles. Collecting is a passion for many and has nuances and anecdotes that are well suited to a library of articles for each category of collectibles. We write informative articles and publish them on our websites. A sense of community is also important to collectors. We therefore encourage our customers to communicate and to write articles which we sometimes publish on our websites or include in our publications.

•	Historical Content. Collecting is often about history, and, in many instances, historical events associated with a collectible enhance its value. In our publications, we provide short histories about unusual and rare collectibles. We believe that these historical accounts add to the attractiveness and excitement of purchasing such items. During 2004, House of Collectibles, a division of Random House, published the second edition of the Official Guide to Coin Grading and Counterfeit Detection, which was authored by our collectible coin experts.

•	News. We provide market news and information that are accessible to collectors and dealers on our websites. The news and information most often relate to recent events, such as sales of collectibles at record prices, the introduction of new collectibles and trends and developments in the collectibles markets we serve.

Marketing

We employ both “pull” and “push” strategies in marketing our services to dealers and collectors of high-value collectibles. Our “pull” strategies are designed to promote our brands and increase the preference among collectors for our authentication and grading services and to encourage collectors to communicate that preference to their collectibles dealers, because most authentication and grading submissions are made by dealers. If a customer requests a particular service, the dealer ordinarily will comply with that request. On the other hand, if the customer expresses no preference, the dealer will make its own choice of authentication and grading service or may even decide not to submit the collectible to an independent service for authentication and grading. Therefore, our “pull” oriented marketing programs emphasize (i) the protections that collectors will have if they purchase collectibles that we have authenticated and graded, and (ii) the improved marketability and higher prices that they can realize if they use our independent third party authentication and grading services. Our “push” strategy, on the other hand, is designed to market our services directly to collectibles dealers and to encourage them to use and promote our services.

Our “Pull” Strategy.    We have developed and implemented a number of marketing programs and initiatives designed to create consumer preference for collectibles that have been authenticated and graded by us. Those programs and initiatives include:

•	Direct Advertising. We directly address collectors by advertising our services in trade journals and periodicals in each of our markets. Those journals include Coin World, Linn’s Stamp News,

Sports Collectors Digest and Autograph Collector Magazine. We make personal appearances at major, national-market trade shows around the United States that are attended by collectors, as well as dealers. We also participate in and support programs conducted by non-profit associations whose members are primarily collectors, such as the American Numismatic Association and the American Stamp Dealers Association.

•	Set Registry Programs. We provide collectors with the opportunity to participate in free internet “Set Registry” programs that we host on our collectibles websites. These programs encourage collectors to assemble full sets of related collectibles that have been authenticated and graded by us. Generally, each registered set is comprised of between 50 and 200 separate, but related, collectibles. Examples include particular issues of coins, such as Twenty Dollar Gold Double Eagles or Morgan Silver Dollars; particular sets of sportscards, such as all Hall of Fame pitchers or a particular team, like the 1961 Yankees; or sets of collectible stamps, such as Columbian Commemoratives or Graf Zeppelin Airmail stamps. Our Set Registry programs enable collectors:

—	to register their sets on our websites, which provides them with an off-site reference source for insurance and informational purposes;

—	to display on our websites, and compare the completeness and quality grades of, the collectibles making up their sets to those of other collectors who have registered similar sets on our websites; and

—	to enter our annual company-sponsored Set Registry competitions and awards programs in which collectors can win awards for having collected the most complete and highest graded sets of particular series or issues of coins, sportscards or stamps.

The collectibles that may be registered on our Set Registries and included in our Set Registry competitions are limited to collectibles that have been authenticated and graded by us. To register the collectibles to be included in a particular set, a collector is required to enter the unique certificate number that we had assigned to each of the collectibles when last authenticated and graded by us. We use the certificate number to compare the information being submitted by the collector with our database of information to verify that the collectibles being registered by a participant for inclusion in a particular set qualify to be included in that set.

We have found that our Set Registry competitions (i) create a preference and increase demand among collectors for our brands, and (ii) promote the trading of collectibles authenticated and graded by us by set registrants seeking to improve the completeness and overall quality of their sets, which generally results in additional authentication and grading submissions to us. Annual awards for set completeness and quality have been issued by PCGS and PSA each year since 2002 and by PSE beginning in 2004. As an indication of the popularity of our Set Registry programs, more than 24,000 sets were registered on our Set Registries as of November 30, 2004, which represents a 44% increase over the number registered as of November 30, 2003.

•	Collectors Clubs Subscription Program. We also have established “Collectors Clubs” for coin and sportscard collectors. For an annual membership fee, ranging from $100 to $180, collectors receive a number of benefits, including (i) the right to have, without charge, a specified number of collectibles authenticated and graded by us, a privilege that non-member collectors do not have; and (ii) access to certain proprietary data that we make available on our websites or in print. As of December 31, 2004, there were approximately 13,000 members in our Collectors Clubs.

Our “Push” Strategy.    We also market our services directly to collectibles dealers and auctioneers to promote their use of our authentication and grading services. The marketing messages are focused on the potential increase in marketability of the collectibles due to the increase in consumer confidence that is attributable to our authentication and grading of those collectibles. These marketing programs include:

•	Trade Publication Advertising and Direct Communications. We communicate to dealers and auctioneers by direct contact and through advertising in trade journals and publications in the respective markets. Those journals include Coin World, Linn’s Stamp News, Sports Collectors Digest and Autograph Collector Magazine. We also communicate with our dealers and with auctioneers by direct mail, email, and telephone.

•	Trade Shows and Conventions. There are numerous collectibles trade shows and conventions held annually in the United States, of which approximately 30 generally are considered to be the largest and most significant in the collectible coin, sportscard, autograph and stamp markets. At these shows and conventions, collectibles dealers gather on a trading floor or “bourse” to buy and sell collectibles. We offer same day, on-site authentication and grading services, which facilitate the trading and sales of collectibles at these shows and conventions. At the same time, we obtain additional brand exposure and generate increased revenues, because dealers and collectors generally are willing to pay higher fees for same day, on-site services.

•	Our Dealer Invitationals. We sponsor and host 8-to-10 “invitation-only” events per year for our larger dealers that provide them with forums for buying and selling their collectibles. We also offer same day, on-site authentication and grading services at these invitationals. Like the other trade shows and conventions we attend, these invitationals enable us to generate additional authentication and grading revenues. At the same time, because we host the invitationals, they provide additional brand exposure and build goodwill for us among the collectibles dealers.

•	Authorized Dealer Network. We have implemented authorized dealer programs for coin and sportscard collectibles dealers and auction companies. Authorized dealers are able to use our marketing materials which are designed to promote our services and those of our authorized dealers to collectors. Those materials include “point of sale” and “point of purchase” displays and brochures and direct mail pieces for insertion in customer mailings. In addition, authorized dealers may use our brand logotypes on their websites to attract buyers for coins and sportscards that have been authenticated and graded by us. We also conduct joint marketing programs with our authorized dealers in which we provide financial support for dealer marketing programs, approved by us, that promote both the dealer’s products and services and our authentication and grading services.

eBay Promotional Programs.    Since 1999, we have worked with eBay on programs to increase the volume of collectibles traded on eBay and, at the same time, to provide greater exposure for our authentication and grading services. Current programs include:

•	Informative and Educational Web Pages. We have created web pages for eBay specifically designed to inform and educate eBay buyers and sellers about the benefits of our authentication and grading services. eBay includes, on its collectibles web pages, links to our web pages and encourages its collectibles customers to use our services. eBay has similar programs with other collectibles authentication and grading services.

•	Quick Opinion Autograph Authentication Service. We have developed, for eBay’s customers that visit its sports memorabilia auction website, a fee-based “Quick Opinion” autograph authentication service. For a prescribed fee, currently $7 per autograph, an eBay visitor that is interested in selling or buying an autographed item of memorabilia on the eBay auction website can obtain, from one of our autograph experts, a “quick” opinion as to the authenticity of the autograph, generally provided within a day of submission. The opinion is based on an examination of a digital image of the autograph posted on eBay and, due to the limitations inherent in this process, we do not warrant the accuracy of these opinions. The fees generated by this service are shared between us and eBay.

•	Other Initiatives. We have maintained an ongoing dialogue with eBay regarding other programs that will attract collectibles sellers and buyers and make it easier for them to complete collectibles transactions on eBay’s collectibles auction websites. For example, we recently authenticated and graded, for exclusive sale on eBay’s sports memorabilia auction website, a special issue of Boston Red Sox Poker Chips that commemorate the team’s World Series victory.

Intellectual Property

Our intellectual property consists primarily of trademarks, copyrights, proprietary software and trade secrets. As part of our confidentiality procedures, we generally enter into agreements with our employees and consultants and limit access to, and distribution of, our software, documentation and other proprietary information. The following table sets forth a list of our trademarks, both registered and unregistered, that are currently being used in the conduct of our business:

Registered Marks		Unregistered Marks
Collectors Universe	Cert & Sell	PSE
PCGS	World Series of Grading	Coin Universe
Professional Sports Authenticator	CU3000	Collectors.com
PSA/DNA	History in Your Hands	Record Universe
Set Registry	First Strike

We have not conducted an exhaustive search of possible prior users of the unregistered trademarks listed above and, therefore, it is possible that our use of some of these trademarks may conflict with others.

Collectibles Experts

As of November 30, 2004, we employed 33 collectibles experts in our authentication and grading operations, who have from 1 to 49 years, and an overall average of 25 years, of collectibles marketplace experience. Our experts include (i) individuals that had previously been collectibles dealers or were recognized as experts in the markets we serve, and (ii) other individuals who we have trained in our authentication and grading methodologies and procedures. However, talented authentication and grading experts are in short supply and there is considerable competition among collectibles authentication and grading companies for their services. As a result, we have recently increased our focus on training young authenticators and graders who we believe have the skills or knowledge base to become collectibles experts. We also sometimes contract with outside experts, usually collectibles dealers, to assist us with special grading issues or to enable us to address short-term increases in authentication and grading orders.

Service Warranties

We issue an authenticity or grading warranty with every coin and sportscard authenticated or graded by us. Under the terms of the warranty, if a coin or sportscard that was graded by us later receives a lower grade upon resubmission to us for grading, we are obligated either to purchase the coin or sportscard at the price paid by the then-owner of the coin or sportscard or to pay the difference in value of the item at its original grade as compared with its lower grade. Similarly, if a coin or sportscard that has been authenticated by us is later determined not to have been authentic, we are obligated under our warranty to purchase the coin or sportscard at the price that the then-owner paid for that collectible. We accrue for estimated warranty costs based on historical claims experience.

Before returning an authenticated or graded coin or sportscard to our customer, we place the coin or sportscard in a tamper-evident, clear plastic holder that encapsulates a label identifying the collectible as having been authenticated or graded by us. The warranty is voided in the event the plastic holder has been broken or damaged or shows signs of tampering. We do not provide a warranty with respect to our opinions regarding the authenticity or quality of autographs or stamps.

Customer Service and Support

We devote significant resources, including a 21 person staff, to providing personalized customer service and support in a timely manner. On our websites, customers are able to check the status of their collectibles submission throughout the authentication and grading process and to confirm the authenticity of the over 15 million collectibles that we have graded. When customers need services or have any questions, they can telephone or e-mail our support staff, Monday through Friday between the hours of 7:00 A.M. and 6:00 P.M., Pacific Time. We also involve our collectibles experts in providing support services when necessary to address special issues.

Supplies

In order to obtain volume discounts, we have chosen to purchase most of the injection-molded plastic parts for our clear plastic holders principally from a single supplier. There are numerous suppliers for these items, however, and we believe that, if necessary, we could obtain those items from any of those other suppliers without significant cost to us. However, if it were to become necessary for us to obtain another supplier, we might have to arrange for the fabrication of a die for the new supplier. Fabrication of high precision dies can be a lengthy process, and it is our practice to maintain at least a one month supply of these molded plastic parts in inventory.

Competition

Coin Authentication and Grading.    We have three primary competitors in the coin authentication and grading market: Numismatic Guaranty Corporation of America, Independent Coin Grading and ANACS, a subsidiary of Amos Press, Inc.

Sportscard Authentication and Grading.    We have two primary competitors in sportscard authentication and grading: Beckett Sportscard Grading Corporation and Global Authentication, Inc.

Autograph Authentication and Grading.    In the vintage autograph authentication market, we compete with Global Authentication, Inc. and a few smaller competitors. By contrast, there are a number of competitors for “signed-in-the-presence” grading, including Tri-Star, Steiner Sports and Upper Deck Authentication. We have not encountered any competitors that offer autograph grading services.

Stamp Authentication and Grading.    In stamp authentication, our principal competitors are the Philatelic Foundation and the American Philatelic Society, both of which are non-profit organizations. We are not aware of any companies or other organizations that provide stamp grading services.

The principal competitive factors in our collectibles authentication and grading markets are (i) brand recognition and awareness, (ii) an established reputation for integrity, independence and consistency in the application of grading standards, and (iii) responsiveness of service. Price is much less of a factor in the case of vintage collectibles, but is a more important consideration with respect to modern coins and sportscards because of their significantly lower values. We believe that our PCGS, PSA, PSA/DNA and PSE brands compete favorably with respect to all of these factors and are among the leaders in each of their respective markets. Barriers to entry into the authentication and grading market are relatively low, especially in the sportscard authentication and grading market. However, brand name recognition and a reputation for integrity, independence and consistency in the application of grading standards can take several years to develop. The limited supply of collectibles experts also operates as a barrier to entry or expansion.

Information Technology

We have developed proprietary software systems that we use in our authentication and grading operations, principally for order tracking, processing and recordkeeping, and the operation and maintenance of our internet websites. These software systems include Grading Management and Production Systems, Set Registry, Population Reports, Price Guides, Market Indexes, Article Libraries QuickOpinion Systems and Featured Dealer Systems. These systems operate on software platforms in Microsoft Visual Basic.NET, Microsoft ASP.NET and Microsoft SQL Server. We also have legacy systems, which we are in process of replacing, in Cold Fusion and Visual Basic 6. We also maintain an integrated local area network that assists in and provides certain controls on production, product physical movement, accounting and financial functions, data warehousing and other tasks. During the fiscal year ended June 30, 2004, these systems tracked the authentication and grading process and generated records and data for over 2.3 million collectibles submitted to us for authentication and grading, without significant disruption or loss of service.

Although we do not primarily conduct our business on the internet, we do use the internet for information exchange and delivery of market-oriented content and for our Set Registry and certain of our other marketing programs. As a result, we have 25 Dell PowerEdge Servers with RAID, all less than two years old, along with a fully redundant SQL Server 2000 with high-availability cluster supporting over two terabytes of clustered storage. The hardware resides at our headquarters in a server room that has 24/7 environmental monitoring and alerting through hardware sensors, 24/7 network availability and performance monitoring and alerting through network management software and 24/7 internet availability and performance monitoring and alerting through third party providers. The internet connectivity flows through multiple internet providers supporting up to approximately 47 megabit internet bandwidth with multiple layers of internet firewall protection, including three Cisco PIX firewalls and Microsoft ISA Server protection. We maintain a multi-tiered antivirus and anti-spam SMTP infrastructure scanning all incoming mail through four different AV engines. The system is backed up nightly with 1.6 terabyte capacity, expandable to over 3 terabytes under current configuration, and is managed by administrators certified by Microsoft, Cisco and Linux.

However, we do not have redundant computer systems at a location that is remote from Southern California, where our computer systems currently are located. As a result, any damage to or failure of our computer systems, due to a catastrophic event in Southern California, such as an earthquake, could cause an interruption in our services.

Government Regulation

With the exception of laws in some states that require memorabilia authenticators to certify to the accuracy of their authentication opinions, there are no material government regulations specifically relating to the authentication and grading businesses that we conduct, other than regulations that apply generally to businesses operating in the markets where we maintain operations or conduct business. However, we anticipate that our planned dealer finance program will be subject to numerous laws and regulations in those states in which we may make loans to dealers.

Disposition of Collectibles Sales Businesses

During the period from 1999 through the latter part of fiscal 2004, we also were engaged in the business of marketing and selling collectible coins, sportscards, currency and sports entertainment and historical memorabilia. Most of those sales were made at multi-venue auctions that were conducted by our collectibles sales businesses, which were comprised of Bowers and Merena Galleries and Kingswood Coin Auctions for rare coins, Superior Sports Auctions for vintage sportscards and sports memorabilia, Lyn Knight Currency Auctions for currency and Odyssey Publications for entertainment and historical memorabilia. We also sold collectible coins by direct sales methods.

In December 2003, our Board of Directors authorized management to implement a plan to focus our financial and management resources, and collectibles expertise, on the operations and growth of our authentication and grading businesses, and to divest the collectibles auctions and direct sales businesses. This decision was based on a number of factors and considerations that included, among others, (i) the historical operating results of the collectibles auction and direct sales businesses, which had proven to be disappointing as compared to the operating results of our authentication and grading businesses; (ii) a lack of synergies between the collectibles sales businesses and our grading authentication businesses, which made it difficult to achieve a meaningful reduction in our operating expenses; and (iii) the additional capital that we believed would be required to grow our collectibles auction and direct sales businesses in comparison to the lower capital requirements of our authentication and grading businesses.

As a result of this decision, we sold our collectibles sales businesses during fiscal 2004, but retained the collectibles inventory and accounts receivable of those businesses, which we have substantially liquidated. We generated cash of $10,435,000 in fiscal 2004 and $1,249,000 in the quarter ended September 30, 2004, respectively, from the disposition of those businesses and the liquidation of their inventories and accounts receivable. We also terminated the licenses under which we operated our David Hall Rare Coins Division, which had been engaged in the business of selling collectible coins at retail.

We believe that the divestiture of the collectibles sales businesses enables us to focus our financial and managerial resources on growing our existing authentication and grading revenues and to reduce our operating expenses, and, thereby, increase our overall profitability. Additionally, we intend to use the cash generated from the sales of the discontinued businesses to expand the value-added services that we are able to offer our existing customers and to acquire or start new businesses that will enable us to offer authentication and grading services in other high-value collectibles or high-value asset markets.

Employees

As of November 30, 2004, we had 150 full-time employees and 23 part-time employees, of which 129 were employed in authentication and grading, including our 33 collectibles experts and 21 customer service and support personnel. The other employees included 6 in information services, 3 in marketing, and 35 in other business and administrative services. We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider relations with our employees to be good.

Properties

We lease approximately 59,000 square feet for our California-based headquarters under a nine-year lease that commenced in November 2000. We currently sublease 14,630 square feet of this office space to two sub-tenants under separate subleases with expiration dates that coincide with the expiration of our nine-year lease. We also lease a 1,500 square foot office in Orwigsburg, Pennsylvania, on a month- to-month basis. We believe that our leased offices are sufficient for our business requirements, at least for the foreseeable future.

Legal Proceedings

Real Legends, Inc. v. When It Was a Game, et al.    We have been named as a defendant in this action, which was brought in the Superior Court of California, County of San Diego, by Real Legends, Inc., a seller of sportscards. In its suit, plaintiff has alleged that its business was ruined by its association with When It Was a Game (WIWAG), a sportscard dealer who consigned sportscards to plaintiff, which sold those sportscards on eBay. It was subsequently discovered that WIWAG misrepresented the quality and authenticity of many of those sports cards that were sold, on its behalf, by plaintiff. Plaintiff does not contend that we were in any way involved in WIWAG’s conduct. However, plaintiff contends that we are nevertheless responsible for the damage sustained by plaintiff as a result of WIWAG’s activities, based on allegations made by plaintiff that we knew of prior incidents of questionable behavior by WIWAG and nevertheless introduced WIWAG to plaintiff without disclosing that information; allegations which we have denied. Plaintiff has claimed damages to its business amounting to $4,000,000 and is also seeking punitive damages against us, as well as the other defendants. We are vigorously defending against this action, and believe that plaintiff’s allegations are without merit.

We are named, from time to time, as a defendant in lawsuits that arise in the ordinary course of our business. We believe that none of those lawsuits that are currently pending is likely to have a material adverse effect on us.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth the names and ages, as of December 31, 2004, of our executive officers, directors and key employees:

Name	Age	Position
Executive Officers and Directors:
Michael R. Haynes	53	Chief Executive Officer and Director
David G. Hall	57	President and Director
Michael J. Lewis	60	Chief Financial Officer
A. Clinton Allen	60	Chairman of the Board
Deborah A. Farrington	54	Director
Ben A. Frydman	57	Director
A. J. “Bert” Moyer	61	Director
Van D. Simmons	53	Director

Key Employees:
Joseph J. Orlando	33	President of PSA and PSA/DNA
Michael W. Sherman	49	Executive Vice President of PCGS and Chief Operating Officer of PSE
Joseph J. Wallace	44	Vice President of Finance and Controller

Executive Officers and Directors

Michael R. Haynes has served as our Chief Executive Officer and as a Director since January 1, 2003. He served as Chief Operating Officer, Chief Financial Officer and Director of Tangible Asset Galleries, Inc., a distributor of fine art, from 2000 to 2002. From 1997 to 2000, Mr. Haynes was Executive Vice President of Emiliani Enterprises, Inc., a distributor of health and beauty products. Mr. Haynes holds an MBA and a Bachelor of Science degree in mechanical engineering, both from Southern Methodist University.

David G. Hall is a founder of our company, and has served as our President since October 2001 and as a Director since our founding in 1986. Mr. Hall served as our Chief Executive Officer from April 2000 to September 2001, and as our Chairman from February 1999 to October 2001. Mr. Hall is a director and President of Professional Coin Grading Service, Inc., our predecessor and now our wholly-owned subsidiary, and was its Chief Executive Officer from 1986 to February 1999, when it was acquired by us. Mr. Hall was honored in 1999 by COINage Magazine as Numismatist of the Century, along with 14 other individuals.

Michael J. Lewis has served as our Chief Financial Officer since October 2001. From January 2000 to October 2001, Mr. Lewis was a private investor. During 1999, Mr. Lewis was an associate with Eureka Financial Markets, a venture capital firm. In 1998, Mr. Lewis was Chief Financial Officer of the Young Presidents’ Organization. Mr. Lewis holds a Bachelor of Science degree in accounting from the University of Southern California.

A. Clinton Allen has served as a Director since June 2001 and as Chairman of the Board of Directors since December 2002. Mr. Allen is the CEO of A. C. Allen & Company, a private investment banking consulting firm. He is the Lead Director and the Chairman of the Audit Committee of Steinway Musical Instruments. Mr. Allen also is a board member of Integrated Alarm Services, Inc., Brooks Automation, Inc., LKQ Corporation, and Source Interlink Companies. Mr. Allen graduated from Harvard University.

Deborah A. Farrington has served as a Director since September 2003. She is the founder and since 1998 has been the Co-Chairman of StarVest Partners, L.P., a private equity firm. Ms. Farrington is a board member of NetSuite, Inc., Comparison Markets, Inc. and Fieldglass, Inc., all of which are private companies. She is a graduate of Smith College and received an MBA from Harvard Business School.

Ben A. Frydman has served as a Director since December 2000. Mr. Frydman has been engaged in the private practice of law as a member and stockholder of Stradling Yocca Carlson & Rauth, a Professional Corporation, since 1978. Stradling Yocca provided legal services to us in the fiscal year ended June 30, 2004 and is currently providing legal services to us. Mr. Frydman is a member of the board of directors of The Coast Distribution System, Inc. Mr. Frydman has a B.A. degree, with honors, from UCLA and a Juris Doctor degree, with honors, from Harvard Law School.

A. J. “Bert” Moyer, has served as a Director since January 2003. Mr. Moyer is currently a business consultant and private investor. From September 2000 to February 2002, he was a consultant to QAD, Inc., assisting in the Sales Operations of the Americas Region. He served as president of the commercial division of the Profit Recovery Group International, Inc. from March 2000 until July 2000 and as Executive Vice President and Chief Financial Officer for QAD, Inc., from March 1998 until February 2000. Mr. Moyer is a board member of QAD, Inc., CalAmp Corp. and Virco Manufacturing Corporation. Mr. Moyer received his Bachelor of Science degree in Business Administration from Duquesne University and graduated from the Advanced Management Program at the University of Texas, Austin.

Van D. Simmons is one of our founders and has served as a Director since our inception in 1986. Mr. Simmons currently is the President of DHRCC, a seller of collectible coins at retail. Mr. Simmons served as President of our David Hall Rare Coins Division from October 2000 until March 2004, when we discontinued that business. From July 2000 to October 2000, he served as Vice President of Sales of our Bowers and Merena Division. He served as Chairman of the Board of David Hall’s North American Trading, LLC, a retailer of rare coins, from February 1997 to July 2000.

Key Employees

Joseph J. Orlando is the President of Professional Sports Authenticator and PSA/DNA Authentication Services and has been employed by us since 1999. Mr. Orlando has a Bachelor of Arts from Westmont College and a Juris Doctor degree from Whittier Law School.

Michael W. Sherman has served as Executive Vice President of Professional Coin Grading Service and Chief Operating Officer of Professional Stamp Experts since 1999. For the prior 18 years, he held various management positions, including most recently as Vice President of Operations, with Heritage Capital Corporation, a full-service collectibles wholesaler, retailer and auctioneer. Mr. Sherman holds a Bachelor of Science in Commerce degree from the University of Virginia and an MBA from Washington University in St. Louis.

Joseph J. Wallace has been our Corporate Controller since June 2004 and Vice President of Finance since November 2004. From 1997 to 2003, Mr. Wallace was Vice President Finance, Chief Financial Officer and Secretary of STM Wireless, Inc. a publicly held developer, manufacturer and marketer of satellite communication products and services which, in February 2003, filed for Chapter 11 protection under the Bankruptcy Code. Mr. Wallace is a Fellow of the Institute of Chartered Accountants, and a member of the Institute of Certified Public Accountants, in Ireland.

The Role of the Board of Directors

In accordance with Delaware law and our Bylaws, our Board of Directors oversees the management of our business and affairs. The members of our Board keep informed about our business through discussions with our senior management and other officers and managers of our company and its subsidiaries, by reviewing analyses and reports sent to them by management and outside consultants, and by participating in meetings of the Board and its committees.

Term of Office of Directors—Annual Election of Directors.    Our Bylaws provide that directors are elected annually to serve for a term of one year ending at the next Annual Meeting of Stockholders and until their successors are elected. If a vacancy occurs in any Board position between Annual Meetings, our Board may fill the vacancy by electing a new director to that position. Our Board of Directors may also create a new director position and elect a new director to hold that position for a term ending at the next Annual Meeting of Stockholders.

Director Independence.    Our Board has determined, after careful review, that each member of our Board is independent under the definition of independence set forth in the rules of NASDAQ that are applicable to companies with shares listed on the Nasdaq National Market (the NASDAQ Listed Company Rules), with the exception of Messrs. Haynes and Hall, who are officers of our company, and Mr. Simmons, who was employed by us until March 31, 2004. In reaching this conclusion, our Board considered all relevant facts and circumstances with respect to any direct or indirect relationships between us and each of the non-management directors. Our Board determined that any relationships that now exist, or may have existed in the past, between us and any of the non-management directors have no material effect on their independence.

In accordance with our Board’s independence evaluation, four of the seven incumbent members of our Board are independent directors. In addition, all of the members of the standing committees of our Board are independent directors.

Code of Business and Ethical Conduct.    We have adopted a Code of Business and Ethical Conduct for our officers, employees and directors, as well as specific ethical conduct policies and principles that apply to our Chief Executive Officer, Chief Financial Officer and other key accounting and financial personnel. A copy of our Code of Business and Ethical Conduct is available at the Investor Relations Section of our website at www.collectors.com. We intend to disclose, at this location on our website, any amendments to that Code and any waivers of the requirements of that Code that may be granted to our Chief Executive Officer or Chief Financial Officer.

Committees of our Board of Directors

Our Board has two standing committees: an Audit Committee and a Compensation Committee. Our Board of Directors, as a whole, functions as a Board Nominating Committee. Information regarding the members of each of those Committees and their responsibilities is set forth below.

Audit Committee.    The members of the Audit Committee are A. J. Bert Moyer, its Chairman, and A. Clinton Allen and Deborah A. Farrington. All of the members of the Audit Committee are independent within the meaning of the NASDAQ Listed Company Rules and the enhanced independence requirements for audit committee members contained in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our Board of Directors has determined that Mr. Moyer meets the definition of an “audit committee financial expert” adopted by the Securities and Exchange Commission (the SEC). The Audit Committee has a written charter that specifies its responsibilities, which include oversight of our financial reporting process and system of internal accounting controls, and appointment and oversight of the independent public accountants engaged to audit our financial statements. To ensure independence, the Audit Committee also meets separately with our outside auditors and members of management, respectively.

Compensation Committee.    The members of the Compensation Committee are Deborah A. Farrington, its Chairperson, and A. Clinton Allen and A. J. Bert Moyer, each of whom is an independent within the meaning of the NASDAQ Listed Company Rules. The Compensation Committee reviews and approves the salaries and establishes incentive compensation and other benefit plans for our executive officers. Our Board of Directors has adopted a charter setting forth the role and responsibilities of the Compensation Committee. A copy of that charter, which complies with applicable NASDAQ Listed Company Rules, is accessible at the Investor Relations Section of our website at www.collectors.com.

Nominating Committee.    Our Board of Directors has decided that the full Board of Directors should perform the functions of a nominating committee for us. It made that decision because our Board believes that selecting new Board nominees is one of the most important responsibilities the Board members have to our stockholders and, for that reason, all of the members of our Board should have the right and responsibility to participate in the selection process. In its role as nominating committee, our Board identifies and screens new candidates for Board membership. Each of our Board members, other than Messrs. Haynes, Hall and Simmons, is an “independent director” within the meaning of the NASDAQ Listed Company Rules that are applicable to membership on a Board Nominating Committee and the Board has decided that actions of the Board, in its role as nominating committee, can be taken only with the affirmative vote of a majority of the independent directors on our Board. Our Board of Directors has adopted a charter setting forth the responsibilities of the Board when acting as a nominating committee. A copy of that charter, which complies with applicable NASDAQ Listed Company Rules, is accessible at the Investor Relations section of our website at www.collectors.com.

Director Compensation

For their service on our Board, independent directors, who serve on the Audit Committee or Compensation Committee receive a retainer of $55,000, and other non-employee directors receive a retainer $27,500 per year, as compensation for their services in preparing for and attending Board and committee meetings. The Chairman of the Board of Directors receives an additional fee of $45,000 per year for his services as Chairman of the Board, the Chairman of the Audit Committee receives an additional fee of $10,000 per year for his services on the Audit Committee and the Chairperson of the Compensation Committee receives a fee of $5,000 per year for her services on that Committee. Each of our non-employee directors is also eligible to receive stock option grants under our 2003 Stock Incentive Plan, including an automatic grant of options to purchase 15,000 shares of our common stock on the date of each Annual Stockholders Meeting at which he or she is elected or re-elected as a director.

Indemnification of Directors and Executive Officers

Our Amended and Restated Certificate of Incorporation requires us, to the extent permitted by law, to indemnify our directors and officers against any personal liabilities incurred as a result of their positions as directors or officers of our company. We also have indemnification agreements with each of our directors and executive officers. We maintain directors’ and officers’ insurance providing indemnification for our directors, officers and management employees for liabilities arising as a result of their services to us.

Compensation of Executive Officers

The following table sets forth the annual and long-term compensation for the fiscal years ended June 30, 2004, 2003 and 2002 paid by us to our Chief Executive Officer and our highest paid executive officers who earned total cash compensation during fiscal 2004 of more than $100,000 (the Named Officers). The Named Officers do not receive any other compensation or perquisites for services rendered by them to us, other than standard health insurance benefits that are provided to all full-time employees.

Summary Compensation Table

	Annual Compensation					Long Term Compensation Awards Stock Options (Shares)
	Fiscal Year	Salary		Bonus
Michael R. Haynes	2004	$273,509	(1)	$225,051	(1)	40,000
Chief Executive Officer	2003	125,000	(1)	—		100,000

David G. Hall	2004	$300,000		$300,051	(2)	—
President	2003	300,000		150,000	(2)	—
	2002	300,000		—		—

Michael J. Lewis	2004	$223,824		$125,051	(3)	37,500
Chief Financial Officer	2003	220,000		50,000	(3)	27,500
	2002	151,000	(3)	—		—

(1)	Mr. Haynes joined our company and became CEO effective January 1, 2003 and received six months of salary in fiscal 2003. Mr. Haynes’ annual base salary was increased from $250,000 to $275,000 in October 2003. Mr. Haynes’ annual base salary for fiscal 2005 will be $300,000. Mr. Haynes’ bonus compensation in fiscal 2004 was comprised of a bonus of $200,000 paid under an annual incentive compensation plan for fiscal 2004 and a $25,000 discretionary bonus awarded by the Compensation Committee. The bonus paid under the 2004 incentive compensation plan was determined on the basis of (i) our financial performance in fiscal 2004 in relation to performance targets established by the Compensation Committee, and (ii) his achievement of certain individualized performance goals.

(2)	Mr. Hall’s bonus compensation in fiscal 2004 and in fiscal 2003 was paid under incentive compensation plans that rewarded him for the performance of our authentication and grading division, which operates under his direct management supervision.

(3)	Mr. Lewis joined us as Chief Financial Officer in October 2001, and therefore he received nine months of salary in fiscal 2002. His fiscal 2004 and 2003 bonuses were paid pursuant to incentive bonus plans adopted in each of those years and bonus amounts were determined on the basis of (i) our financial performance in each of those fiscal years measured in relation to our financial performance targets, and (ii) his achievement of certain individualized performance goals.

Employment Agreements

In January 2003, we entered into a one-year employment agreement with Michael Haynes pursuant to which he was employed as our CEO, at a salary of $250,000 per year. In October 2003, the employment agreement was extended to December 31, 2004 and Mr. Haynes’ base salary was increased to $275,000 per year. Effective July 1, 2004, Mr. Haynes’ base salary was increased to $300,000 per year and, in October 2004, the Compensation Committee approved a one-year extension of the agreement to December 31, 2005. The employment agreement is terminable by us at any time, with or without cause, effective on 15 days’ prior notice to Mr. Haynes. If we were to exercise our right to terminate that agreement without cause, we would become obligated to continue Mr. Haynes’ salary and benefits

(which consist of health insurance) for a period that is the shorter of (i) six months or (ii) the then-unexpired term of that agreement.

In October 2002, we entered into an employment agreement with Michael Lewis, pursuant to which he was employed as our CFO, at an initial salary of $220,000 per year, and was entitled to a minimum bonus of $50,000 for fiscal year ended June 30, 2003. On October 29, 2004, Mr. Lewis’ employment agreement expired in accordance with its terms and, by mutual agreement between him and us, was not renewed. However, Mr. Lewis’ continued employment as our CFO was not affected by the expiration of that agreement.

CERTAIN TRANSACTIONS

In connection with the commencement of a direct sale coin business, in May 2003 we entered into a license agreement with DHRCC, Inc. (DHRCC), which was engaged in the direct sale of rare coins for over 10 years, but ceased doing business in June 2000. The owners of DHRCC are David G. Hall, who is our President and one of our Directors, and Van D. Simmons, who also is one of our Directors. Pursuant to that license agreement, we obtained an exclusive license to use, for up to a four-year period ending May 31, 2007, a customer list owned and compiled by DHRCC and certain other intangible assets owned by DHRCC. In exchange for that license, we agreed to pay DHRCC a royalty equal to 1.5% of the net revenues of our direct sale coin division, on a quarterly basis, but in no event to exceed (i) 20% of the quarterly pre-tax profits of that division, or (ii) an aggregate of $500,000 per year, whichever was less. The license agreement, by its express terms, was terminable by either party at any time, without cause. In addition, we hired Mr. Simmons to manage our direct sale coin business. The license agreement was approved by our disinterested Directors. No royalties were paid by us to DHRCC under the license agreement in 2004. In 2003, royalties paid to DHRCC under this agreement totaled $36,000. We also paid DHRCC a one-time fee of $5,000 for a license to use certain other intangible assets.

In fiscal 2004, we adopted a strategic plan to focus our resources on our authentication and grading and other collectibles service businesses and to dispose of our collectibles auction and direct sales businesses. As a result, in February 2004 we notified DHRCC that we would be terminating the license agreement effective as of March 31, 2004 and, in connection therewith, that Mr. Simmons’ employment with us would also be terminated. As a result of that decision, DHRCC decided to resume selling collectible coins at retail and purchased certain fixed assets that had been used by us in our direct coin sale business, for a purchase price of $13,000, which was equal to the net book value of those assets at March 31, 2004.

We also retained the services of DHRCC to sell our remaining inventory of coins that we had held for sale in our direct sale coin business. Commissions paid to DHRCC in connection with those sales totaled $84,000.

DHRCC also has subleased from us, under a sublease agreement that expires on November 6, 2009, approximately 2,200 square feet of office space, located at our offices in Santa Ana, California, at a rent of $1.50 per square foot per month. That rent is equal to the rent being paid to us by an unaffiliated subtenant for comparable space in the same building under a sublease entered into by us with that subtenant in March 2004. Rent received by us under the DHRCC sublease totaled $13,000 in fiscal 2004.

All of the above-described transactions with DHRCC were approved by the disinterested members of our Board of Directors.

In October 2000, we made a $300,000 term loan to David G. Hall, our Chief Executive Officer at the time, which was subsequently increased to $500,000. In June 2001, Mr. Hall repaid $300,000 of the loan, reducing the loan balance to $200,000. Subsequent borrowings in 2001 increased the loan balance to $350,000 at June 30, 2002. The loan was collateralized by 250,000 shares of our common stock owned by

Mr. Hall (the Pledged Shares) and bore interest at a rate of 10% per annum, which was the maximum rate of interest permitted to be charged under applicable law. The maturity date of the loan was originally June 30, 2002, which was extended to September 16, 2002. On September 10, 2002, Mr. Hall repaid the loan and interest accrued thereon by transferring to us 130,207 of the Pledged Shares that, based on the closing price of $2.96 per share of our common stock on that date (as reported by NASDAQ and as adjusted for a 1-for-4 reverse stock split which became effective in December 2002), had a market value of approximately $386,000, and by paying the remaining accrued interest in cash.

During fiscal 2002, certain employees, none of whom were executive officers, purchased approximately $111,000 of rare coins and sportscards from us. During the ordinary course of business, certain employees consigned collectibles to our auctions and received the auction proceeds upon sale, less commissions. Consignor payments to these employees aggregated approximately $470,000 in fiscal 2002.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of October 22, 2004, and as adjusted to reflect the sale of common stock offered in this offering, for:

•	the selling stockholders;

•	each person (or group of affiliated persons) who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and our named executive officers; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned Prior to This Offering(1)			Shares Being Offered in This Offering		Shares Beneficially Owned After This Offering(1)
Name	Number		Percentage			Number		Percentage
David G. Hall P.O. Box 6280 Newport Beach, CA 92658	1,760,263	(2)	28.2%	853,050	(3)	907,213		11.1%

Special Situations Fund III, L.P Special Situations Cayman Fund, L.P. Austin W. Marxe & David M. Greenhouse 153 East 53rd Street, 55th floor, New York, NY 10022	613,180	(4)	9.8%	—		613,180	(4)	7.5%

Van D. Simmons P.O. Box 6220, Newport Beach, CA 92658	498,233	(5)	8.0%	237,510	(3)	260,723		3.2%

John W. Dannreuther P.O. Box 1840, Cordova, Tennessee 38088-1840	379,126		6.1%	—		379,126		4.7%

Gordon Wrubel P.O. Box 11777, Newport Beach, CA 92658	350,400		5.6%	—		350,400		4.3%

Shannon River Capital Management, LLC Shannon River Partners, L.P and Shannon River Partners II, L.P 450 Seventh Avenue, Suite 509, New York, NY 10123	338,475	(6)	5.4%	—		338,475	(6)	4.2%

A. Clinton Allen	75,125	(7)	1.2%	—		75,125	(7)	*
Michael R. Haynes	44,888	(7)	*	—		44,888	(7)	*
Deborah A. Farrington	40,000	(7)	*	—		40,000	(7)	*
Ben A. Frydman	34,375	(7)(8)	*	—		34,375	(7)(8)	*
A. J. Bert Moyer	27,500	(7)	*	—		27,500	(7)	*
Michael J. Lewis	33,125	(7)	*	—		33,125	(7)	*
All Directors and Executive Officers, as a group (8 persons)	2,490,296	(9)	38.5%	1,090,560		1,399,736	(9)	16.7%

*	Less than 1%.

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Under those rules and for purposes of the table above (a) if a person has decision making power over either the voting or the disposition of any shares, that person is generally deemed to be a beneficial owner of those shares; (b) if two or more persons have decision making power over either the voting or the disposition of any shares, they will be deemed to share beneficial ownership of those shares, in which case the same shares will be included in share ownership totals for each of those persons; and (c) if a person held options or warrants to purchase shares that were exercisable on, or became exercisable within 60 days of, October 22, 2004, that person will be deemed to be the beneficial owner of those shares and those shares (but not shares that are subject to options or warrants held by any other stockholder) will be deemed to be outstanding for purposes of computing the percentage of the outstanding shares that are beneficially owned by that person.

(2)	Includes 54,163 shares held in grantor trusts established for Mr. Hall’s children. Mr. Hall may, under limited circumstances, exercise dispositive power (but he does not have voting power) over those shares and, for that reason, may be deemed to share such dispositive power with the trustees of those trusts.

(3)	This table assumes no exercise by the underwriters of their over-allotment option. In the event the underwriters exercise in full their over-allotment option, Mr. Hall will sell an additional 127,958 shares of our common stock and Mr. Simmons will sell 35,626 shares of our common stock.

(4)	According to their most recent report filed on Schedule 13G with the Securities and Exchange Commission by Messrs. Marxe and Greenhouse, although 439,385 of these shares are owned by Special Situations Fund III, L.P and 173,795 of these shares are owned by Special Situations Cayman Fund, L.P., Messrs. Marxe and Greenhouse share sole voting and dispositive power over all of these 613,180 shares.

(5)	Includes 23,213 of the shares held by the grantor trusts established by Mr. Hall for his children that are referred to in footnote (2) above because Mr. Simmons is a trustee for certain of those trusts. As trustee, he exercises voting power, and shares dispositive power with Mr. Hall, over those 23,213 shares and, therefore, these 23,213 shares are included in both of their share ownership totals. Mr. Simmons does not have any financial or pecuniary interest in any of the shares held in these trusts.

(6)	According to their most recent report filed on Schedule 13G with the Securities and Exchange Commission, Shannon River Partners, L.P and Shannon River Partners II, L.P. hold direct voting and dispositive power and Shannon River Capital Management, LLC holds indirect voting and dispositive power with respect to 193,734 of these shares. The remaining 144,741 are reported to be owned indirectly by Shannon River Capital Management, LLC and directly, in various proportions, by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC and Wynnefield Capital, Inc. (collectively the Funds). The Funds disclaim beneficial ownership of the 193,734 shares owned by Shannon River Partners, L.P. and Shannon River Partners II, L.P. Shannon River Partners, L.P. and Shannon River Partners II, L.P. disclaim any beneficial ownership of the 144,741 shares owned by the Funds.

(7)	Includes the following numbers of shares which may be purchased on exercise of employee stock options that were exercisable on, or became exercisable within 60 days of, October 22, 2004: Mr. Allen—66,250 shares; Mr. Haynes—42,500 shares; Ms. Farrington—40,000 shares; Mr. Frydman—33,750 shares; Mr. Moyer—22,500 shares; and Mr. Lewis—33,125 shares.

(8)	Does not include, and Mr. Frydman disclaims beneficial ownership of, a total of 4,375 shares owned by other members of the law firm of Stradling Yocca Carlson & Rauth, of which Mr. Frydman is a stockholder and member.

(9)	Includes a total of 238,125 shares which our executive officers and directors have the right to acquire by exercise of stock options that were exercisable on, or became exercisable within 60 days of, October 22, 2004.

UNDERWRITING

Thomas Weisel Partners LLC, Needham & Company, Inc. and Roth Capital Partners, LLC are acting as representatives of the underwriters in this offering. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
Needham & Company, Inc.
Roth Capital Partners, LLC

Total	3,000,000

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                     , 2005.

Over-Allotment Option

We and the selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 450,000 additional shares of our common stock at the public offering price, less the underwriting discount, as set forth on the cover page of this prospectus. Of the 450,000 shares, 286,416 shares will be sold by us and 163,584 shares will be sold by the selling stockholders. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and at this price less a concession not in excess of $             per share of common stock to other dealers specified in a master agreement among underwriters that are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions, not in excess of $         per share of common stock, to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders and the proceeds, before expenses, payable to us and the selling stockholders:

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds to selling stockholders

We estimate that the expenses of this offering, exclusive of the underwriting discount, payable by us will be approximately $550,000.

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters will require our directors, our executive officers and the selling stockholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus, other than (i) gifts of our common stock, provided that the donees agree to be bound by the foregoing terms, (ii) transfers of our common stock to trusts, provided that the trustees agree to be bound by the foregoing terms, (iii) bequests of our common stock through a will or under the laws of descent, provided that the donees agree to be bound by the foregoing terms, (iv) transfers to entities directly or indirectly controlled by, or under common control with, the persons bound by the foregoing terms, provided that such affiliated entities agree to be bound by the foregoing terms, (v) shares of our common stock received upon exercise of options granted to the persons bound by the foregoing terms which expire during the 90-day period, and (vi) transactions relating to shares acquired in open market transactions after the completion of this offering. Notwithstanding the foregoing, if (a) during the period that begins on the date that is 18 calendar days before the last day of the 90-day period and ends on the last day of the 90-day period, we issue an earnings release or publicly announce material news or if a material event relating to us occurs, or (b) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the above restrictions will continue to apply until the expiration of the 18-day period after the date we issued the earnings release, publicly announced the material news or the material event occurred.

We have agreed that, for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, except for the shares of our common stock issuable (i) upon exercise of options, warrants and convertible securities outstanding on the date of this prospectus, (ii) the shares of our common stock that are issued or options or other incentive awards that are granted under our employee benefit plans and (iii) in connection with any business acquisition by us. These restrictions will remain in effect beyond the 90-day period under the same circumstances described in the immediately preceding paragraph.

Nasdaq National Market Listing

Our common stock is quoted on the Nasdaq National Market under the symbol “CLCT.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short Sales.    Short sales involve sales by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq National Market, in the over-the-counter market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

Passive Market Making.    In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, New York, New York. Members of Stradling Yocca Carlson & Rauth own a total of 5,000 shares of our common stock and Ben A. Frydman, who is a member of that firm, is one of our Directors and the holder of 625 of those shares and options to purchase 48,750 shares of our common stock.

EXPERTS

The financial statements and the related financial statement schedule as of June 30, 2004 and 2003, and for each of the three years in the period ended June 30, 2004, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are included and incorporated by reference herein (which reports express an unqualified opinion and include explanatory paragraphs relating to a change in accounting for goodwill and other intangible assets effective July 1, 2002; a restatement to report the assets and related liabilities of the collectibles auctions and direct sales businesses as held for sale and the related operating results as discontinued operations; and the restatement described in Note 15 to the consolidated financial statements), and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information.

We also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read our SEC filings, including the registration statement, over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W. Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for information superseded by information in this prospectus or that is incorporated by reference to more recent documents, to the extent that they are inconsistent. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we have completed our offering described in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2004, as amended by Amendment No. 1 on Form 10-K/A;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004;

•	Our Current Report on Form 8-K dated December 6, 2004, filed to report the adoption of the 2005 Management Bonus Plan;

•	Our Current Report on Form 8-K dated January 11, 2005 containing a press release reporting the number of collectibles that we authenticated or graded in the three and six month periods ended December 31, 2004 and 2003; and

•	The description of our common stock set forth in our registration statement on Form 8-A filed on November 1, 1999 and any amendment or report filed for the purpose of updating that description.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superceded.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Chief Financial Officer

Collectors Universe, Inc.

P.O. Box 6280,

Newport Beach, CA 92658

(949) 567-1234

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements

For the Three Months Ended September 30, 2004 and 2003 (unaudited)

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

as of September 30, 2004 and June 30, 2004

(in thousands, except per share data)

(unaudited)

	September 30, 2004	June 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$25,047	$21,454
Accounts receivable, net of allowance for doubtful accounts of $33 (September) and $30 (June)	891	790
Inventories, net	370	452
Prepaid expenses and other	667	781
Refundable income taxes	23	13
Deferred income taxes	1,174	1,174
Receivables from sale of net assets of discontinued operations	810	1,611
Current assets of discontinued operations held for sale	631	1,267

Total current assets	29,613	27,542
Property and equipment, net	967	1,045
Deferred income taxes	4,373	5,205
Other assets	183	165
Non-current assets of discontinued operations held for sale	103	117

	$35,239	$34,074

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$651	$455
Accrued liabilities	1,124	1,351
Accrued compensation and benefits	1,001	936
Deferred revenue	1,219	1,225
Current liabilities of discontinued operations held for sale	143	276

Total current liabilities	4,138	4,243

Deferred rent and other long-term liabilities	490	465
Commitment and contingencies
Stockholders’ equity:
Preferred stock, $.001 par value; 5,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.001 par value; 45,000 shares authorized; issued 6,339 at September 30, 2004 and 6,338 at June 30, 2004	6	6
Additional paid-in capital	42,218	42,215
Accumulated deficit	(10,592)	(11,834)
Treasury stock, at cost (125 shares)	(1,021)	(1,021)

Total stockholders’ equity	30,611	29,366

	$35,239	$34,074

See accompanying notes to condensed consolidated financial statements.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended September 30,
	2004	2003
Net revenues	$8,195	$6,012
Cost of revenues	2,826	2,549

Gross profit	5,369	3,463
Selling and marketing expenses	957	838
General and administrative expenses	2,287	1,928

Total operating expenses	3,244	2,766

Operating income	2,125	697
Interest income, net	66	7
Other expenses	(2)	(7)

Income before income taxes	2,189	697
Provision for income taxes	(878)	(313)

Income from continuing operations	1,311	384
(Loss) income from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(69)	47

Net income	$1,242	$431

Net income per common share—basic:
Income from continuing operations	$0.21	$0.06
(Loss) income from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(0.01)	0.01

Net income	$0.20	$0.07

Net income per common share—diluted:
Income from continuing operations	$0.20	$0.06
(Loss) income from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(0.01)	0.01

Net income	$0.19	$0.07

Weighted average shares outstanding:
Basic	6,214	6,172
Diluted	6,569	6,288

See accompanying notes to condensed consolidated financial statements.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended September 30,
	2004	2003
OPERATING ACTIVITIES:
Income from continuing operations	$1,311	$384
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	142	174
Loss on disposal of fixed assets	—	7
Stock-based compensation	—	12
Provision for doubtful accounts	2	2
Deferred income taxes	832	—
Changes in operating assets and liabilities:
Accounts receivable	(103)	(88)
Inventories	82	(61)
Prepaid expenses and other assets	114	(16)
Income taxes	(10)	599
Other assets	(18)	78
Accounts payable	196	(663)
Accrued liabilities	(227)	(401)
Deferred rent	—	5
Accrued compensation and benefits	65	37
Deferred compensation	25	—
Deferred revenue	(6)	185

Net cash provided by operating activities	2,405	254
INVESTING ACTIVITIES:
Capital expenditures	(64)	(262)
Collection of receivables from sales of discontinued operations	801	—

Net cash provided by (used in) investing activities	737	(262)
FINANCING ACTIVITIES:
Proceeds from employee stock purchase plan	—	16
Proceeds from exercise of stock options	3	155

Net cash provided by financing activities	3	171
Net cash provided by discontinued operations	448	4,036

Net increase in cash and cash equivalents	3,593	4,199
Cash and cash equivalents at beginning of period	21,454	4,482

Cash and cash equivalents at end of period	$25,047	$8,681

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$—	$—

Income taxes paid	$10	$—

See accompanying notes to condensed consolidated financial statements.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying interim condensed consolidated financial statements include the accounts of Collectors Universe, Inc. and its subsidiaries (the Company). All intercompany transactions and accounts have been eliminated.

Unaudited Interim Financial Information

The accompanying interim condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the SEC) for interim financial reporting. These interim condensed consolidated financial statements are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments and accruals) necessary to present fairly the condensed consolidated balance sheets, consolidated operating results, and consolidated cash flows for the periods presented in accordance with accounting principles generally accepted in the United States of America (GAAP). Operating results for the three months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending June 30, 2005 or for any other interim period during such year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC. These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto.

Revenue Recognition

Net revenues consist primarily of fees generated from the authentication and grading of sportscards, coins, autographs and stamps. Authentication and grading revenues are recognized when the graded item is shipped to the customer. Grading fees generally are prepaid, although we offer open account privileges to larger dealers. Advance payments received for grading services are deferred until the service is performed and the graded item is shipped to the customer. In the case of dealers to whom we have extended credit, we record revenues at the time the item is shipped to the customer.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Recent Accounting Pronouncements

In December 2004, the FASB issued FAS No. 123R, Share-Based Payment. FAS No. 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and instead requires that such transactions be accounted for using a fair-value-based method with compensation costs related to share-based payments to be recognized in the financial statements. FAS No. 123R also requires the tax benefit associated with these share based payments to be classified as financing activities in the statement of cash flow rather than operating

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

activities as currently required. FAS No. 123R is effective as of the first interim or annual period beginning after June 15, 2005. We will be required to apply FAS No. 123R beginning July 1, 2005. FAS No. 123R offers alternative methods of adopting this final rule. At the present time, we have not yet determined which alternative method we will use. Regardless of the method of adoption, the implementation of FAS No. 123R will result in increased compensation expense in our reported results of operations.

Concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Financial Instruments.    Through September 30, 2004, the Company invested its excess cash in a large uninsured institutional money market fund. In September 2004, the Company adopted a policy to invest its excess cash in a portfolio of high quality U.S. dollar-denominated money market securities, and in early October 2004, transferred $20 million of its cash balances to such securities.

Accounts Receivable.    A substantial portion of accounts receivable continues to be due from collectibles dealers. The Company performs an analysis of the expected collectibility of accounts receivable and makes an allowance for doubtful accounts, when necessary. The allowance for doubtful accounts receivable was $33,000 and $30,000 at September 30 and June 30, 2004, respectively.

Customers.    Revenues from the authentication and grading of collectible coins represented approximately 68% and 65% of net revenues for the three months ended September 30, 2004 and 2003, respectively. In the three months ended September 30, 2004, one customer accounted for 10% of the Company’s revenues.

Stock Option Plans

At September 30, 2004, the Company has three stock-based compensation plans.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	(in thousands, except per share data)
	Three Months Ended September 30,
	2004	2003
Net income, as reported	$1,242	$431
Add: Stock-based employee compensation expense included in reported Net income, net of related tax effects	—	7
Deduct: Total stock-based employee compensation expense determined under fair value based method for awards, net of related tax effects	—	(16)

Pro forma net income	$1,242	$422

Net income per common share—basic:
As reported	$0.20	$0.07
Pro forma	$0.20	$0.07
Net income per common share—diluted:
As reported	$0.19	$0.07
Pro forma	$0.19	$0.07

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	Three Months Ended September 30,
	2004	2003
Dividend yield	0.00%	0.00%
Expected volatility	72.00%	72.00%
Risk-free interest rate	2.49%	1.02%
Expected lives	3 months	3 months

2. INVENTORIES

Inventories consist of the following:

	(in thousands)
	September 30, 2004	June 30, 2004
Coins	$222	$253
Other collectibles	58	58
Grading raw materials consumable inventory	142	194

	422	505
Less inventory reserve	(52)	(53)

Inventories, net	$370	$452

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	(in thousands)
	September 30, 2004	June 30, 2004
Grading reference sets	$60	$57
Computer hardware and equipment	999	997
Computer software	900	867
Equipment	1,306	1,283
Furniture and office equipment	659	659
Leasehold improvements	426	422
Trading card reference library	52	52

	4,402	4,337
Less accumulated depreciation and amortization	(3,435)	(3,292)

Property and equipment, net	$967	$1,045

4. ACCRUED LIABILITIES

Accrued liabilities consist of the following at September 30, 2004 and June 30, 2004:

	(in thousands)
	September 30, 2004	June 30, 2004
Warranty Costs	$602	$492
Professional fees	157	546
Other	365	313

	$1,124	$1,351

The following table presents the changes in the Company’s warranty reserve during the three months ended September 30, 2004 and 2003 (in thousands):

	(in thousands)
	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003
Warranty reserve, beginning of period	$492	$304
Charged to cost of revenue	143	164
Payments	(33)	(138)

Warranty reserve, end of period	$602	$330

5. DISCONTINUED OPERATIONS

As previously disclosed, on December 4, 2003, the Company’s Board of Directors authorized management to implement a plan to focus the Company’s financial and management resources, and collectibles expertise, on the operations and growth of its authentication and grading businesses, by divesting the Company’s collectibles auctions and direct sales businesses.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Therefore, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the assets and related liabilities of those collectible sales businesses, which were comprised of Bowers and Merena, Superior Sports Auctions, Kingswood Coin Auctions, Odyssey Publications, Lyn Knight Currency Auctions and DHRC, are classified as held for sale and the related operating results are classified as discontinued operations in the accompanying consolidated balance sheets at September 30, 2004 and June 30, 2004 and consolidated statements of operation for the three month periods ended September 30, 2004 and 2003. As of September 30, 2004, the Company has sold the collectibles auctions and direct sales businesses and is liquidating the inventories, accounts receivable and liabilities of those businesses which were not included in the sales.

The operating results of the discontinued collectible sales businesses included in the accompanying condensed consolidated statements of operations, are as follows (in thousands):

	Three Months Ended September 30,
	2004	2003
Net revenues	$255	$11,159
(Loss) income from operations	(234)	77
Gain on sale of discontinued businesses	119	—

	(115)	77
(Benefit) provision for income taxes	(46)	30

Net (loss) income from discontinued operations	$(69)	$47

The gain on sale of discontinued businesses realized in the three months ended September 30, 2004 related to contingent consideration that became determinable in that period.

The following table contains summary balance sheet information with respect to the net assets and liabilities of the collectible sales businesses held for sale that are included in the accompanying condensed consolidated balance sheets:

	(In thousands)
	September 30, 2004	June 30, 2004
Current assets:
Accounts receivable	$227	$379
Inventories	195	657
Consignment advances	28	45
Notes receivable	181	186

	$631	$1,267

Non-current assets:
Notes receivable, net of current portion	$103	$117

	$103	$117

Current liabilities:
Consignors payable	$1	$1
Other current liabilities	142	275

	$143	$276

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

6. INCOME TAXES

Income tax expense was provided for at a 40% rate for the three months ended September 30, 2004. This rate reflects the expected federal and state statutory rate of approximately 39% adjusted for certain permanent tax differences. In the three months ended September 30, 2003, income tax expense was provided for at a 45% rate, which rate reflected the expected federal and state statutory rate adjusted for certain permanent differences.

7. NET INCOME PER SHARE

Net income per share is determined in accordance with SFAS No. 128, Earnings Per Share. Net income per share for the three-month periods ended September 30, 2004 and 2003, respectively, are computed as follows:

	(In thousands, except per share data)
	Three Months Ended September 30,
	2004	2003
Income from continuing operations	$1,311	$384
(Loss) income from discontinued operations, net of gain on sales of discontinued businesses in 2004 (net of income taxes)	(69)	47

Net income	$1,242	$431

Net income (loss) per share—basic:
Income from continuing operations	$0.21	$0.06
(Loss) income from discontinued operations, net of gain on sales of discontinued businesses in 2004 (net of income taxes)	(0.01)	0.01

Total	$0.20	$0.07

Net income (loss) per share—diluted:
Income from continuing operations	$0.20	$0.06
(Loss) income from discontinued operations, net of gain on sales of discontinued businesses in 2004 (net of income taxes)	(0.01)	0.01

Total	$0.19	$0.07

Weighted average shares outstanding:
Basic	6,214	6,172
Effect of dilutive shares:
Stock options	355	116

Diluted	6,569	6,288

8. BUSINESS SEGMENTS

Operating segments are defined as the components or “segments” of an enterprise for which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker, or decision-making group, in deciding how to allocate resources to and in assessing performance of those components or “segments.” The Company’s chief operating decision-maker is its Chief Executive Officer. The operating segments of the Company are organized based on the respective services that they offer to customers of the Company. Similar operating segments have been aggregated

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

to reportable operating segments based on having similar services, types of customers, and other criteria that are set forth in SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.

For our continuing operations, we operate principally in three reportable service segments: coins, sportscards and other high end collectibles. Services provided by these segments include authentication, grading, publication and advertising.

We allocate operating expenses to each service segment based upon activity levels. We do not allocate specific assets to these service segments. All of our sales and identifiable assets are located in the United States.

	(In thousands)
	Three Months Ended September 30,
	2004	2003
Net revenues from external customers
Coins	$5,608	$3,890
Sportscards	2,047	1,757
Other	540	365

Total	8,195	6,012

Operating income before unallocated expenses
Coins	2,827	1,953
Sportscards	338	155
Other	(91)	(34)

Total	3,074	2,074
Unallocated operating expenses	(949)	(1,377)

Consolidated operating income	$2,125	$697

9. LEGAL MATTERS

The Company has been named as a defendant in an action, which has been brought in the Superior Court of California, County of San Diego, by Real Legends, Inc., a seller of sports cards (“plaintiff”). In its suit, plaintiff has alleged that its business was ruined by its association with When It Was a Game (“WIWAG”), a sports card dealer who consigned sports cards to plaintiff, which sold those sports cards on eBay. It was subsequently discovered that WIWAG misrepresented the quality and authenticity of many of those sports cards that were sold, on its behalf, by plaintiff. The plaintiff does not contend that the Company was in any way involved in WIWAG’s conduct. However, plaintiff contends that the Company is nevertheless responsible for the damage sustained by plaintiff as a result of WIWAG’s activities, based on allegations made by plaintiff that the Company knew of prior incidents of questionable behavior by WIWAG and nevertheless introduced WIWAG to plaintiff without disclosing that information to plaintiff; allegations which the Company has denied. The plaintiff has claimed damages to its business amounting to $4,000,000 and is also seeking punitive damages against the Company, as well as the other defendants. The Company is vigorously defending against, and believes that it will not incur any liability to plaintiff in, this action.

The Company is named, from time to time, as a defendant in lawsuits that arise in the ordinary course of its business. Management of the Company believes that none of those lawsuits currently pending against it is likely to have a material adverse effect on the Company.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

for the Fiscal Years Ended 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Collectors Universe, Inc.

We have audited the accompanying consolidated balance sheets of Collectors Universe, Inc. and subsidiaries (the Company) as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Collectors Universe, Inc. and subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets as a result of adopting Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective July 1, 2002.

As discussed in Note 4 to the consolidated financial statements, on December 4, 2003, the Company adopted a formal plan to divest the Company’s collectibles auctions and direct sales businesses. The consolidated financial statements for 2003 and 2002 referred to above have been restated to report the assets and related liabilities of the collectibles auctions and direct sales businesses as held for sale and the related operating results as discontinued operations for all periods presented.

As discussed in Note 15 to the consolidated financial statements, the accompanying consolidated statement of operations for the year ended June 30, 2003, has been restated.

DELOITTE & TOUCHE LLP

Costa Mesa, California

September 23, 2004 (January 6, 2005 as to the effects of

the restatement discussed in Note 15)

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	June 30,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$21,454	$4,482
Accounts receivable, net of allowance of $30 in 2004 and $29 in 2003	790	454
Inventories, net	452	180
Prepaid expenses and other	781	638
Refundable income taxes	13	1,183
Deferred income taxes	1,174	1,066
Receivables from sale of net assets of discontinued operations	1,611	—
Current assets of discontinued operations held for sale	1,267	15,947

Total current assets	27,542	23,950
Property and equipment, net	1,045	1,262
Deferred income taxes	5,205	6,467
Other assets	165	194
Non-current assets of discontinued operations held for sale	117	418

	$34,074	$32,291

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$455	$917
Accrued liabilities	1,351	1,253
Accrued compensation and benefits	936	490
Deferred revenue	1,225	777
Current liabilities of discontinued operations held for sale	276	2,144

Total current liabilities	4,243	5,581
Deferred rent	401	391
Other long-term liabilities	64	—
Commitments and contingencies (note 13)
Stockholders’ equity:
Preferred stock, $.001 par value; 5,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.001 par value; 45,000 shares authorized; shares issued: 6,338 in 2004 and 6,255 in 2003	6	6
Additional paid-in capital	42,215	40,898
Accumulated deficit	(11,834)	(13,564)
Treasury stock, at cost (125 shares)	(1,021)	(1,021)

Total stockholders’ equity	29,366	26,319

	$34,074	$32,291

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended June 30,
	2004	2003 (As restated, see Note 15)	2002
Net revenues:
Grading, authentication and related services	$26,420	$20,337	$18,635

Total net revenues	26,420	20,337	18,635
Cost of revenues:
Cost of grading, authentication and related services	10,322	8,754	7,935

Total costs of revenues	10,322	8,754	7,935
Gross profit	16,098	11,583	10,700
Selling, general and administrative expenses	11,829	11,486	11,884
Amortization of goodwill	—	—	90
Impairment of goodwill	—	6	51

Total operating expenses	11,829	11,492	12,025

Operating income (loss)	4,269	91	(1,325)
Interest income, net	135	94	191
Other expense, net	(25)	(6)	(20)

Income (loss) before provision (benefit) for income taxes	4,379	179	(1,154)
Provision (benefit) for income taxes	1,581	(557)	(502)

Income (loss) from continuing operations	2,798	736	(652)
Loss from discontinued operations net of gain on sales of discontinued businesses (net of income taxes) (see note 4)	(1,068)	(2,202)	(1,858)
Cumulative effect of accounting change (net of income tax benefit of $4,511)	—	(8,973)	—

Net income (loss)	$1,730	$(10,439)	$(2,510)

Net income (loss) per basic share:
Income (loss) from continuing operations	$0.45	$0.12	$(0.10)
Loss from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(0.17)	(0.35)	(0.30)
Cumulative effect of accounting change (net of income taxes)	—	(1.45)	—

Net income (loss)	$0.28	$(1.68)	$(0.40)

Net income (loss) per diluted share:
Income (loss) from continuing operations	$0.44	$0.12	$(0.10)
Loss from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(0.17)	(0.35)	(0.30)
Cumulative effect of accounting change (net of income taxes)	—	(1.43)	—

Net income (loss)	$0.27	$(1.66)	$(0.40)

Weighted average shares outstanding:
Basic	6,170	6,205	6,347
Diluted	6,463	6,294	6,347

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock
	Shares	Amount			Shares	Amount	Total
Balance at June 30, 2001	6,367	$6	$41,180	$(615)	(125)	$(1,021)	$39,550
Employee stock purchase plan	10	—	55	—	—	—	55
Exercise of stock options	4	—	12	—	—	—	12
Compensation expense related to stock options granted	—	—	21	—	—	—	21
Net loss	—	—	—	(2,510)	—	—	(2,510)

Balance at June 30, 2002	6,381	6	41,268	(3,125)	(125)	(1,021)	37,128
Redemption of common stock in satisfaction of note receivable from related party	(130)	—	(386)	—	—	—	(386)
Employee stock purchase plan	3	—	14	—	—	—	14
Exercise of stock options	1	—	2	—	—	—	2
Net loss	—	—	—	(10,439)	—	—	(10,439)

Balance at June 30, 2003	6,255	6	40,898	(13,564)	(125)	(1,021)	26,319
Exercise of stock options	204	—	883	—	—	—	883
Tax benefit on exercise of stock options	—	—	342	—	—	—	342
Issuances of stock under stock purchase plan and related compensation expense	12	—	92	—	—	—	92
Net income	—	—	—	1,730	—	—	1,730
Cancellation of stock issued to a former officer	(133)	—	—	—	—	—	—

Balance at June 30, 2004	6,338	$6	$42,215	$(11,834)	(125)	$(1,021)	$29,366

The accompanying notes are in integral part of these consolidated financial statements.

COLLECTORS UNIVERSE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended June 30,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$2,798	$736	$(652)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
Depreciation and amortization	647	650	854
Impairment of goodwill	—	6	51
Stock-based compensation expense	50	—	21
Interest on note receivable from an officer	—	(9)	—
Provision for bad debts	31	—	100
Provision for inventory write-down	53	—	—
Loss on disposal of property and equipment	25	5	—
Deferred income taxes	1,496	(1,300)	(274)
Changes in operating assets and liabilities:
Accounts receivable	(367)	264	675
Inventories	(325)	4	579
Prepaid expenses and other	(143)	(216)	233
Notes receivable	—	22	(22)
Refundable income taxes	1,170	8	(299)
Other assets	29	13	169
Accounts payable and accrued liabilities	(364)	639	227
Accrued compensation and benefits	446	(192)	170
Deferred revenue	448	98	(14)
Other long-term liabilities	64	—	—
Deferred rent	10	110	59

Net cash provided by operating activities	6,068	838	1,877

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	83	—	1
Capital expenditures	(538)	(297)	(658)
(Advances) collections on notes receivable from related parties	—	3	(181)
Cash received from sale of net assets of discontinued operations	2,307	—	—

Net cash provided by (used in) investing activities	1,852	(294)	(838)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from employee stock purchase plan	60	14	55
Stock option exercise	864	2	12

Net cash provided by financing activities	924	16	67
Discontinued operations:
Net cash provided by (used in) discontinued operations	8,128	(1,025)	(2,033)
Net increase (decrease) in cash and cash equivalents	16,972	(465)	(927)
Cash and cash equivalents at beginning of year	4,482	4,947	5,874

Cash and cash equivalents at end of year	$21,454	$4,482	$4,947

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTORS UNIVERSE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands)

	Year ended June 30,
	2004	2003	2002
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Income taxes paid	$14	$—	$9
Interest paid	$2	$3	$36

SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS:
See note 2.

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

1. Company Organization and Nature of Business

Organization

Collectors Universe, Inc. (We, the Company or Collectors Universe) is a Delaware corporation that was organized on February 5, 1999 for the purpose of enabling Professional Coin Grading Service, Inc. (PCGS or the Predecessor) to acquire other businesses that, like PCGS, would provide services to the collectibles markets. On February 5, 1999, Collectors Universe issued 4,327,000 shares of common stock in exchange for all of the outstanding shares of PCGS. As a result of that exchange, the former stockholders of PCGS became stockholders of Collectors Universe, with each of them receiving a number of our shares based on his or her percentage ownership of the shares of PCGS. Prior to this exchange, Collectors Universe had no operating assets or liabilities and had not yet conducted any operations. The assets and liabilities acquired were recorded at the predecessor basis as the transaction represented a transfer of assets and liabilities between entities under common control.

Concurrently, with the exchange transaction with PCGS, Collectors Universe acquired the assets of the auction businesses of Lyn F. Knight Rare Coins, Inc. (Lyn Knight) and Kingswood Coin Auctions, LLC (Kingswood) and the minority ownership interests in Superior Sportscard Auctions, LLC (Superior) and Internet Universe, LLC (IU), both of which were majority-owned subsidiaries of PCGS at the time these acquisitions were consummated. See note 3, Acquisitions and note 4, Discontinued Operations.

Nature of the Business

We are a collectibles company engaged in the provision of grading, authentication and related services for high end collectibles. We provide authentication and grading services for sportscards, rare coins, stamps and authentication-only services for sports memorabilia and autographs. We also publish magazines that provide market prices and information for certain collectibles.

During the period from 1999 through the latter part of fiscal 2004, we also were engaged in the business of marketing and selling high end collectible coins, sportscards and sports entertainment and historical memorabilia. Most of those sales were made at multi-venue auctions that were conducted by our collectibles sales divisions, which were comprised of Bowers and Merena Galleries and Kingswood Coin Auctions for rare coins, Superior Sportscard Auctions for vintage sportscards and sports memorabilia and Odyssey for entertainment and historical memorabilia. We also sold collectible coins by direct sales methods.

On December 4, 2003, our Board of Directors adopted a plan to focus the Company’s financial and management resources and collectibles expertise, on the operations and growth of its authentication and grading businesses, by divesting the collectibles auctions and direct sales businesses comprising its collectibles sales segment. As a result, in the accompanying consolidated financial statements the assets and related liabilities of the collectibles sales segment have been classified as held for sale and the related operating results have been classified as discontinued operations in accordance with SFAS 144 (see note 4).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Collectors Universe, Inc. and its subsidiaries. During the year ended June 30, 2002, the Company acquired the assets of certain businesses and the results of their operations have been included in our consolidated financial statements from the date of acquisition (note 3). All intercompany accounts and transactions have been eliminated in consolidation.

In 2004, the Company disposed of the businesses comprising its collectibles sales segment and, accordingly, the assets and liabilities of those businesses have been classified as held for sale and their related operating results (including the gains or losses recognized on the sales of those businesses) have been classified as discontinued operations. See note 4.

Fiscal Year

For fiscal year 2003, and thereafter, the Company’s fiscal year end is June 30th. Prior to 2003, the Company elected to end its fiscal year on the Saturday closest to June 30. Accordingly, the 2002 fiscal year ended on June 29, 2002. For clarity of presentation, all fiscal years are reported as ending on June 30.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates, and such differences may be material to the consolidated financial statements.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company invests its excess cash in a large uninsured institutional money market fund. In September 2004, the Company adopted a policy of investing its excess cash in a portfolio of high quality U.S. dollar-denominated money market securities. A substantial portion of accounts receivable are due from collectibles dealers. The Company performs an analysis of the expected collectibility of accounts receivable and makes an allowance for doubtful accounts, when necessary. The allowance for doubtful accounts receivable was $30,000 and $29,000 at June 30, 2004 and 2003, respectively.

Revenues from coin authentication and grading were approximately 66%, 60% and 54% of net revenues for the years ended June 30, 2004, 2003 and 2002, respectively.

The Company purchases injection-molded parts, holograms and printed labels for its grading services. There are numerous suppliers for these items and, as a result, it is possible to change suppliers without significant delay or cost to the Company. However, while there are numerous sources for injection-molded parts, these parts require a die to fabricate the part. The manufacture of high precision

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

dies can be a lengthy process and requires considerable expertise in their fabrication. Although, the Company does not have back-up dies for some of its high volume injection-molded parts and relies on one supplier for these requirements, the Company believes that it maintains a large enough inventory of the injection-molded parts to allow for the time necessary to manufacture new molds.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values.

Inventories

Our inventories consist primarily of our stamp and coin collectibles inventories and consumable supplies that we use in our continuing authentication and grading businesses. We account for those inventories under the specific identification method. Inventories are valued at the lower of cost or market. Inventories are periodically reviewed to identify slow moving items, and the allowance for inventory loss is recognized, as necessary. The allowance for inventory loss was $53,000 and $0 at June 30, 2004 and 2003, respectively. It is possible that our estimates of market value could change in the near term due to market conditions in the various collectibles markets served by the Company.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease. Repair and maintenance costs are expensed as incurred.

Long-Lived Assets

Management regularly reviews property and equipment and other long-lived assets, including certain identifiable intangibles, for possible impairment. This review occurs annually, or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable in full. If there is indication of impairment of property and equipment or amortizable intangible assets, then management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of that asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. The fair value is estimated at the present value of the future cash flows discounted at a rate commensurate with management’s estimates of the business risks. During the year ended June 30, 2003, the Company determined that a covenant not-to-compete obtained in connection with an acquisition of a collectibles sales business (note 3) was impaired. Accordingly, the Company wrote-off the unamortized balance of $18,000. Such amount is included in the loss from discontinued operations in the accompanying consolidated statement of operations for the year ended June 30, 2003. In the fiscal year ended June 30, 2003 the Company also recorded impairment charges for goodwill, as discussed further in this note 2. No long-lived asset impairments were identified at June 30, 2004.

Revenue Recognition

Net revenues consist primarily of fees generated from the authentication and grading of sportscards, coins, autographs and stamps. Authentication and grading revenues are recognized when the graded

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

item is shipped to the customer. Grading fees generally are prepaid, although we offer open account privileges to larger dealers. Advance payments received for grading services are deferred until the service is performed and the graded item is shipped to the customer. In the case of dealers to whom we have extended credit, we record revenues at the time the item is shipped to the customer.

Warranty Costs

The Company offers a warranty covering the coins and sportscards it authenticates and grades. Under the terms of the warranty, any coin or sportscard originally graded by us, which subsequently receives a lower grade upon resubmittal to us, obligates us to either purchase the coin or sportscard or pay the difference in value of the item at its original grade as compared with its lower grade. Similarly, any coin or sportscard originally graded by us, which later is determined not to be authentic, obligates us to purchase the coin or sportscard. We accrue for estimated warranty costs based on historical trends and related experience.

Advertising Costs

Advertising costs are expensed as incurred and amounted to approximately $149,000, $123,000 and $185,000 in the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This statement requires the recognition of deferred tax assets and liabilities for the future consequences of events that have been recognized in the Company’s financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company’s assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Stock-Based Compensation

The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the quoted market price of the underlying stock on that date exceeds the exercise price. However, the Company provides pro forma net earnings and pro forma net earnings per share disclosures as if the fair value of all stock options as of the grant date were recognized as expense over the vesting period in accordance with SFAS No. 123, Stock Based Compensation. In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	(in thousands, except per share data)
	June 30,
	2004	2003	2002
Net income (loss), as reported	$1,730	$(10,439)	$(2,510)
Add: stock-based employee compensation expense included in reported net income (loss), net of related tax effects	50	—	21
Deduct: total stock-based employee compensation expense determined under fair value based method for awards, net of related tax effects	(402)	(262)	(503)

Pro forma net income (loss)	$1,378	$(10,701)	$(2,992)

Net income (loss) per common share—basic
As reported	$0.28	$(1.68)	$(0.40)
Pro forma	$0.22	$(1.72)	$(0.47)
Net income (loss) per common share—fully diluted
As reported	$0.27	$(1.66)	$(0.40)
Pro forma	$0.21	$(1.70)	$(0.47)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	June 30,
	2004	2003	2002
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	75.0%	73.0%	81.0%
Risk-free interest rate	1.7%	2.0%	3.3%
Expected lives	2.0 years	2.0 years	1.5 years

We account for equity instruments issued to persons other than Company employees and directors (non-employees) in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of any such equity instrument is the earlier of the date on which the third-party performance is complete or the date on which it is probable that performance will occur.

Net Income (Loss) Per Share

We compute net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share. SFAS No. 128 requires the presentation of basic and diluted earnings per share. Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the periods presented. Diluted net

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common and common equivalent shares outstanding during the periods presented assuming the exercise of all outstanding stock options and other dilutive securities. For the year ended June 30, 2002, potentially dilutive stock options of 719,000 are not included, as the effect would be anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per common share:

	2004	2003	2002
Income (loss) from continuing operations	$2,798	$736	$(652)
Loss from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(1,068)	(2,202)	(1,858)
Cumulative effect of accounting change (net of income taxes)	—	(8,973)	—

Net income (loss)	$1,730	$(10,439)	$(2,510)

Net income (loss) per basic share:
From continuing operations	$0.45	$0.12	$(0.10)
Loss from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(0.17)	(0.35)	(0.30)
Cumulative effect of accounting change (net of income taxes)	—	(1.45)	—

Net income (loss)	$0.28	$(1.68)	$(0.40)

Net income (loss) per diluted share:
From continuing operations	$0.44	$0.12	$(0.10)
Loss from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	(0.17)	(0.35)	(0.30)
Cumulative effect of accounting change (net of income taxes)	—	(1.43)	—

Net income (loss)	$0.27	$(1.66)	$(0.40)

Weighted-average shares outstanding:
Basic	6,170	6,205	6,347
Diluted	6,463	6,294	6,347

Comprehensive Income

The Company does not have any items of other comprehensive income requiring separate disclosure.

Computer Software Development Costs

In accordance with Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized certain costs to obtain or develop software to be used for internal purposes. For fiscal years 2004, 2003 and 2002, the Company capitalized $119,000, $0 and $93,000. During the years ended June 30, 2004, 2003 and 2002 amortization of software development costs was $67,000, $115,000 and $198,000, respectively, based upon a two-year amortization period.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

Change in Accounting for Goodwill and Other Intangible Assets

Prior to July 1, 2002, the Company amortized goodwill using the straight-line method over periods ranging from five to fifteen years and periodically evaluated the recoverability of goodwill by determining whether the amortization of the balance over its remaining useful life could be recovered through projected undiscounted future operating cash flows.

Effective July 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 required the Company, in the year of its adoption, to perform a transitional goodwill impairment test to be measured as of the beginning of the fiscal year. As required by SFAS No. 142, the test was conducted at a “reporting unit” level and involved a comparison of each reporting unit’s fair value to its carrying value. The Company has determined that its reporting units are its operating segments, which have been aggregated into its reporting segments. The measurement of value for each reporting unit was based on a weighting of a combination of valuation approaches, including discounted cash flows and multiples of earnings before interest, taxes, depreciation and amortization. Upon adoption of SFAS No. 142, the Company completed a transitional impairment test and concluded that certain of its goodwill was impaired, resulting in a non-cash, after-tax charge of $8,973,000. The charge has been recorded as a cumulative effect of an accounting change in the accompanying consolidated statement of operations for the year ended June 30, 2003.

The following is a summary of the transitional impairment charge by segment and reporting unit, net of $4,511,000 tax benefit (in thousands):

Reportable Segment	Reporting Units	Charge
Discontinued Operations—Collectible sales	Bowers and Merena	$7,230
	Lyn Knight	1,262
	Odyssey	323
	Superior Sports Auctions	102
Continuing Operations—Authentication and grading	Professional Stamp Experts	56

		$8,973

Market and economic conditions resulted in impairment to the goodwill allocated to these reporting units.

On June 30, 2003, the Company tested its goodwill and other intangible assets in accordance with the provisions of SFAS No. 142, and concluded that the remaining unamortized goodwill was impaired. The operating profits and cash flows of each of the reporting units were lower than had been expected for fiscal 2003. Based on that trend and a reforecast of the future earnings of those units, the expected present value of future cash flows of each of those reporting units was re-determined, resulting in a pre-tax impairment of $1,477,000. This impairment has been recorded as a goodwill impairment charge of $6,000, with the balance of $1,471,000 recorded as part of the loss from discontinued operations in the accompanying consolidated statement of operations for 2003.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

During fiscal 2002, the Company determined that the goodwill associated with its stamp grading division, Professional Stamp Experts (PSE), was partially impaired. This determination resulted from a reduction in the expected future revenues of PSE. Accordingly, the Company recorded an impairment charge of $51,000 to reduce the carrying value of the PSE goodwill to $89,000.

The following table set forth the reconciliation of net income (loss) and net income (loss) per share as adjusted for the non-amortization provisions of SFAS No. 142:

	(in thousands, except per share data) June 30,
	2004	2003	2002
Net income (loss), as reported	$1,730	$(10,439)	$(2,510)
Add: goodwill amortization, net of taxes (both continuing and discontinued operations)	—	—	989

Adjusted net income (loss)	$1,730	$(10,439)	$(1,521)

Net income (loss) per share—basic:
Net income (loss) per share, as reported	$0.28	$(1.68)	$(0.40)
Goodwill amortization, net of taxes	—	—	(0.24)

Adjusted net income (loss) per share	$0.28	$(1.68)	$(0.16)

Net income (loss) per share—diluted:
Net income (loss) per share, as reported	$0.27	$(1.66)	$(0.40)
Goodwill amortization, net of taxes	—	—	(0.24)

Adjusted net income (loss) per share	$0.27	$(1.66)	$(0.16)

Changes in the carrying amount of goodwill for the year ended June 30, 2003 were as follows (in thousands):

	Discontinued Collectible Sales	Grading and Authentication	Total
Balance, July 1, 2002	$14,872	$89	$14,961
Cumulative effect of accounting change	(13,401)	(83)	(13,484)
Impairment losses	(1,471)	(6)	(1,477)

Balance, June 30, 2003	$—	$—	$—

Amortization expense related to the covenants not-to-compete, part of which has been reported as amortization expense for continuing operations and the balance as part of the loss from discontinued operations in the accompanying consolidated statement of operations, amounted to $93,000 and $70,000 for the years ended June 30, 2003 and 2002, respectively. The covenants not-to-compete are fully amortized at June 30, 2003.

Supplemental Schedule of Noncash Transactions

During the year ended June 30, 2003, an officer of the Company transferred to the Company 130,207 shares of the Company’s common stock owned by him, with a fair value of $386,000 in full satisfaction of the then outstanding balance on a note receivable due from the officer.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

In connection with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, the Company completed the initial impairment test and concluded that certain of its goodwill was impaired, resulting in an impairment charge of $8,973,000, net of a tax benefit of $4,511,000. Such $8,973,000 is classified as a cumulative effect of accounting change in 2003.

Effective June 30, 2003, the Company completed its annual impairment test for goodwill and other intangible assets in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and concluded that the remaining unamortized goodwill was impaired, resulting in an impairment charge of $1,477,000. Such $1,477,000 is classified as $6,000 for goodwill impairment for continuing operations and the balance of $1,471,000 is classified as part of the loss from discontinued operations in the accompanying statement of operations for 2003.

Effective June 30, 2003, the Company determined that the unamortized balance of a covenant-not-to compete was impaired, resulting in an impairment charge of $18,000. Such amount was classified as part of the loss from discontinued operations in the accompanying consolidated statement of operations for 2003.

During 2004, in connection with the divestiture of the Company’s collectibles auctions and direct sales businesses, the Company sold such businesses for gross proceeds of approximately $2,900,000, of which $2,307,000 has been received through June 30, 2004 and the balance of $567,000 is included as part of the receivables from the sale of discontinued operations in the accompanying balance sheet at June 30, 2004.

During 2004, the Company recorded a tax benefit from the exercise of stock options of $342,000, which is included as an increase to deferred taxes, and an increase to additional paid in capital.

Recent Accounting Pronouncements

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and develops a single accounting model, based on the framework established by SFAS No. 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 was adopted by the Company on July 1, 2002. The adoption of SFAS No. 144 did not have a material impact on our financial position or results of operations. However, as discussed above in this note 2, the Company has classified the assets and related liabilities of its collectible sales businesses as held for sale, and their operating results as discontinued operations in accordance with SFAS No. 144.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. In 2003, we decided to relocate the operations of our Bowers and Merena division (part of the discontinued operations) to Louisiana.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

Related to this relocation, we incurred employee termination costs of $48,000, lease termination costs of $118,000 and moving costs of $149,000 in fiscal year 2003. All activities related to the relocation of the division were completed in June 2003. We accounted for these actions in accordance with SFAS No. 146.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of FASB Statements Nos. 5, 57 and 107, and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the interim and annual financial statement disclosures that are required to be made by companies that have guaranteed third-party obligations. FIN 45 also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and measurement provisions of this interpretation became applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements became effective for financial statements for interim or annual periods ending after December 15, 2002. We did not issue any guarantees in the fiscal year ended June 30, 2004.

From time to time, we enter into certain types of contracts that contingently require us to indemnify parties against third-party claims. These contracts consist primarily of (i) the asset purchase agreements pursuant to which we have sold our collectibles auction businesses, under which we have agreed to indemnify the buyers of those businesses on terms customary for transactions of this nature; (ii) certain real estate leases under which we are required to indemnify property owners for environmental or other liabilities and other claims arising from our use of the leased premises; and (iii) agreements with the Company’s officers, directors and employees, under which we are obligated to indemnify such persons for liabilities arising out of their employment or service relationship with us or our subsidiaries. The terms of such indemnification obligations vary by contract and, in most instances, a specific or maximum dollar amount is not explicitly stated therein. Historically, we have not had to make any significant payments in respect of these indemnification obligations and no liabilities have been recorded for those obligations in the accompanying consolidated balance sheets.

In January 2003, the FASB issued FIN 46(R), Consolidation of Variable Interest Entities—an interpretation of ARB No. 51, and revised in December 2003. FIN 46(R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) is effective for all new variable interest entities created or acquired after December 31, 2003. For variable interest entities created or acquired prior to December 31, 2003, the provisions of FIN 46(R) must be applied for the first interim or annual period beginning after March 15, 2004. The Company has no interests in variable interest entities and, therefore, the adoption of FIN 46(R) did not have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments With Characteristics of Both Liability and Equity. SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the standard on July 1, 2003. The Company has determined that SFAS No. 150 did not have any significant impact on its consolidated financial position, results of operations or cash flows.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

Reclassifications

Certain reclassifications have been made to the fiscal 2003 and 2002 financial statements to conform to the fiscal 2004 presentation. Also see note 15.

3. Acquisitions

On April 12, 2002, the Company acquired certain assets of Collectible Properties, Inc. (CPI), a currency sales business owned by Lyn F. Knight, former owner of Lyn Knight Rare Coins, Inc. and an employee of the Company, for $1,034,000 in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the Company recorded the assets acquired based on their estimated fair values at the date of acquisition. The total purchase price of $1,034,000 was allocated to tangible assets acquired of $549,000, identifiable intangible assets of $40,000 and goodwill of $445,000. The goodwill of $445,000 was assigned to the Company’s collectible sales segment. The full amount of $445,000 is expected to be deductible for tax purposes. The following condensed balance sheet summarizes the estimated fair values of the assets acquired at the date of acquisition.

Inventories	$549,000
Intangible assets	40,000
Goodwill	445,000

Total assets acquired	$1,034,000

During the fourth quarter of 2003, the Company determined that the goodwill of this business was impaired (see note 2). On September 17, 2003, the Company sold certain assets of the currency auction business, operated by its subsidiary Lynn Knight Currency Auctions, Inc. (see note 4).

4. Discontinued Operations

On December 4, 2003, the Company’s Board of Directors authorized management to implement a plan to focus the Company’s financial and management resources, and collectibles expertise, on the operations and growth of its authentication and grading businesses, by divesting the Company’s collectibles auctions and direct sales businesses.

Accordingly, in accordance with SFAS No. 144, the assets and related liabilities of the collectibles sales businesses, which included the Bowers and Merena, Superior Sports Auctions, Kingswood Coin Auctions, Odyssey Publications, Lyn Knight Currency Auctions and DHRC, have been classified as held for sale in the accompanying consolidated balance sheets as of June 30, 2004 and 2003; and the related operating results have been classified as discontinued operations in the accompanying consolidated statements of operations for the fiscal years ended June 30, 2004, 2003 and 2002.

On February 19, 2004 the Company sold the businesses and certain assets of the Company’s Bowers & Merena Auction, Kingswood Coin Auction and Superior Sports Auction divisions (collectively the BK&S Divisions) to Spectrum Numismatics International, Inc. (Spectrum), a subsidiary of Greg Manning Auctions, Inc. The Company retained ownership of the collectibles inventories and the then outstanding accounts receivables of the BK&S Divisions and Spectrum assumed certain outstanding contractual obligations of those businesses.

The consideration for the sale of those businesses was $2,500,000 in cash, of which $2,040,000 has been paid to the Company through June 30, 2004 and the balance of $460,000 is to be received on

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

February 19, 2005. The Company is entitled to receive an additional amount which will be determined on the basis of the future sales revenues of the BK&S Divisions over the two-year period following February 19, 2004. The Company recorded a pre-tax gain of $1,872,000 on the sale of the BK&S Divisions in the year ended June 30, 2004. The Company will recognize any additional consideration in future periods as and to the extent the amounts become determinable.

In furtherance of its strategy to focus its business on the provision of value-added collectibles services and to dispose of its collectibles sales businesses, in March 2003 the Company discontinued its business of selling coins, at retail, under the name “David Hall Rare Coins” (or DHRC). In connection with the operation of that business, the Company had utilized certain intangible assets and trade secrets obtained under a license agreement from an affiliate of David Hall and Van Simmons, two of the Company’s largest stockholders and also two of its directors. In connection with the discontinuance of the DHRC business, and with the approval of the disinterested members of its Board of Directors, the Company terminated that license agreement. The Company retained the operating inventory, receivables and liabilities of DHRC at the time of the termination of the license and discontinuance of that business.

In the fourth quarter of 2004, the Company disposed of its Odyssey related auction and publications businesses for $190,000 cash, of which $130,000 was paid at the time of sale and the remaining $60,000 is payable in eight (8) equal quarterly installments. The payments received through June 30, 2004 totaled $130,000. The Company also accrued for its share of the commissions generated by that business in a fourth quarter 2004 auction. In addition, the Company retained certain assets and liabilities of these businesses and is in the process of liquidating these assets and paying down those liabilities.

On September 17, 2003, the Company sold certain assets of its currency auction business, operated by its wholly owned subsidiary, Lyn Knight Currency Auctions, Inc., to Collectible Properties, Inc., a private company owned by Lyn F. Knight who, until that sale, had been president of that subsidiary and had managed that business for the Company. The Company retained ownership of its inventory of collectible currencies and the then outstanding accounts receivable of this business and Collectible Properties, Inc. assumed certain outstanding contractual obligations of the currency auction business. The consideration received from that sale was equal to the net book value of the assets sold plus an additional amount which will be determined on the basis of the future sales revenue of Collectible Properties, Inc. The Company will record this contingent consideration in future periods as the amount becomes determinable. Although the total consideration is not currently determinable, the estimated aggregate consideration to be received in that transaction will be significantly less than the Company’s original acquisition cost for this business of $3,235,000. The Company recorded a pre-tax gain of $127,000 on the sale in the year ended June 30, 2004.

The operating results of the discontinued collectible sales businesses included in the accompanying consolidated statements of operations, are as follows (in thousands):

	2004	2003	2002
Net revenues	$27,101	$31,928	$26,146
Loss from operations	(3,468)	(3,806)	(2,791)
Gain on sale of discontinued businesses	2,245	—	—

	(1,223)	(3,806)	(2,791)
Income tax benefit	(155)	(1,604)	(933)

Net loss from discontinued operations	$(1,068)	$(2,202)	$(1,858)

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

The following table contains summary balance sheet information with respect to the net assets and liabilities of the collectible sales businesses held for sale that are included in the accompanying consolidated balance sheets:

	(in thousands)
	June 30, 2004	June 30, 2003
Current assets:
Accounts receivable	$379	$4,198
Inventories	657	8,361
Consignment advances	45	1,511
Notes receivable	186	1,474
Other current assets	—	403

	$1,267	$15,947

Non-current assets:
Property and equipment, net	$—	$70
Notes receivable, net of current portion	117	224
Other non-current assets	—	124

	$117	$418

Current liabilities:
Consignors payable	$1	$895
Other current liabilities	275	1,249

	$276	$2,144

5. Inventories

Inventories consist of the following at June 30:

	(in thousands)
	2004	2003
Coins	$253	$—
Other collectibles	58	50
Grading raw materials consumable inventory	194	130

	505	180
Less inventory reserve	(53)	—

	$452	$180

Inventory reserve represents valuation allowance on certain items held in inventory.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

6. Property and Equipment

Property and equipment consist of the following at June 30:

	(in thousands)
	2004	2003
Coins and sportscard grading reference sets	$57	$15
Computer hardware and equipment	997	1,200
Computer software	867	881
Equipment	1,283	1,156
Furniture and office equipment	659	664
Leasehold improvements	422	455
Trading card reference library	52	52

	4,337	4,423
Less accumulated depreciation and amortization	(3,292)	(3,161)

Property and equipment, net	$1,045	$1,262

Depreciation and amortization expense of property and equipment for fiscal 2004, 2003 and 2002 was $647,000, $650,000 and $796,000, respectively.

7. Accrued Liabilities

Accrued liabilities consist of the following at June 30:

	(in thousands)
	2004	2003
Warranty costs	$492	$304
Professional fees	546	413
Other	313	536

	$1,351	$1,253

Warranty reserve activity and balances related to fiscal years 2004, 2003 and 2002, are as follows (in thousands):

Warranty reserve, June 30, 2001	$280
Charged to cost of revenues	249
Cash payments	(227)

Warranty reserve, June 30, 2002	302
Charged to cost of revenues	317
Payments	(315)

Warranty reserve June 30, 2003	304
Charged to cost of revenues	646
Payments	(458)

Warranty reserve at June 30, 2004	$492

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

8. Income Taxes

Set forth below are the provision (benefit) for income taxes for the years ended June 30:

	(in thousands)
	2004	2003	2002
Current:
Federal	$1,595	$278	$(469)
State	62	(448)	(80)

	1,657	(170)	(549)
Deferred:
Federal	(216)	146	160
State	140	(533)	(113)

	(76)	(387)	47

Total provision (benefit) for income taxes	$1,581	$(557)	$(502)

The reconciliation of the provision (benefit) for income taxes computed at federal statutory rates to the provision (benefit) for income taxes for the years ended June 30, is as follows:

	(in thousands)
	2004	2003	2002
Benefit at federal statutory rates	$1,542	$63	$(404)
State income taxes (benefit), net	132	(644)	(125)
Other, net	(93)	24	27

	$1,581	$(557)	$(502)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes as of June 30, 2004 and 2003, are as follows:

	(in thousands)
	2004	2003
Deferred tax assets:
Supplier compensation costs	$546	$546
Reserves	1,295	1,387
Goodwill and intangibles	156	5,610
Property and equipment	—	73
Net operating loss carryover	4,110	255
State credits	944	673
Other	19	8

Total deferred tax assets	7,070	8,552
Deferred tax liabilities:
State taxes	(637)	(999)
Other	(54)	(20)

Total deferred tax liabilities	(691)	(1,019)

Net deferred tax assets	6,379	7,533
Less: Current portion	(1,174)	(1,066)

	$5,205	$6,467

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

At June 30, 2004, the Company had federal tax net operating losses of $9,400,000, which can be carried forward for up to 20 years and state tax net operating losses of $5,323,000, which will begin to expire in the tax year ending June 30, 2014. In addition, the Company has a state tax credit carry forward of approximately $944,000 related to California Enterprise Zone Credits. These Enterprise Zone credits have no expiration date.

9. Employee Benefit Plans

We established an employee benefit plan, effective July 1992, that features a 401(k) salary reduction provision covering all employees who meet the eligibility requirements of the plan. Eligible employees may elect to defer up to 15% of compensation or the statutorily prescribed annual limit. The Company, at its discretion, may make contributions to the plan. To date, we have not made contributions to the plan, and administrative costs have been nominal.

On July 5, 2000, the Company implemented the 2000 Employee Stock Purchase Plan (the Plan) covering all employees who meet certain eligibility requirements. The Plan, which was approved by our stockholders, allows employees to elect, at the beginning of each six-month period (each, a “purchase period”), to authorize withholdings from payroll of up to 15% of their compensation for application to the purchase of shares of Company common stock at the end of the six-month period. The purchase price is 85% of the closing price of the Company’s shares on NASDAQ on (i) the first day of the six-month period, or (ii) the last day of the six-month period, whichever is lower. Participating employees are entitled to revoke their elections to participate in the purchase of shares at any time prior to the end of a purchase period, in which event the amounts withheld to the date of such revocation are paid to the employee.

During fiscal 2004, 2003 and 2002, we issued 12,000, 3,000 and 10,000 shares of common stock, respectively, under the Plan at an average purchase price of $7.94, $3.22 and $5.40, respectively.

10. Stockholders’ Equity

Reverse Stock Split

During the quarter ended June 30, 2002, the trading prices of our shares declined to less than $1.00 per share. As a result, the Company was informed by NASDAQ on July 19, 2002, that its shares might be delisted from trading on the NASDAQ stock market. In response management proposed, and our Board of Directors and stockholders approved, a 1-for-4 reverse split of the Company’s outstanding common stock effective as of December 9, 2002. All share amounts and all per share data in the consolidated financial statements and the notes thereto, including shares subject to outstanding stock options and option exercise prices, have been retroactively adjusted to give effect to this reverse stock split.

Treasury Stock

During fiscal 2001, we repurchased 125,000 shares of common stock at an aggregate cost of $1,021,000.

Consulting Agreement

In July 1997, we granted options to an individual to purchase 133,000 shares of our common stock at an exercise price of $1.32 per share as consideration for a five-year consulting agreement commencing

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

on July 1, 1997. The options vested 20% per year commencing December 31, 1997 through December 31, 2001 and are exercisable on or before December 31, 2005. No amount was recognized for the value of the options, as the amount was insignificant.

Warrant Agreement

In May 1999, we granted a warrant to purchase 12,500 shares of our common stock at an exercise price of $20.00 per share in connection with an exclusive license agreement. No amount was recognized for the value of the warrant, as the amount was insignificant. The warrant expired in March 2004 without having been exercised either in whole or in part.

Supplier Compensation Cost

During fiscal 1999, the Company granted warrants to purchase up to an aggregate of 150,000 shares of common stock, at an exercise price of $20.00 per share, to collectible experts providing content for our websites. These warrants vested immediately and are exercisable over a ten-year term. The fair value of these options was expensed in fiscal 1999, and all of these options are outstanding at June 30, 2004.

11. Stock Option Plans

In January 1999, we adopted the PCGS 1999 Stock Incentive Plan (the PCGS Plan). The PCGS Plan, which was assumed by the Company at the time of its acquisition of PCGS, covers an aggregate of 269,250 shares of our common stock. In February 1999, we adopted the 1999 Stock Incentive Plan (the 1999 Plan), which provides for grants of incentive stock options, nonstatutory stock options, and restricted stock grants to directors, officers, employees and consultants of Collectors Universe who provide valuable services to Collectors Universe, entitling them to purchase up to 437,250 shares of our common stock.

On December 5, 2000, the stockholders, at the Company’s Annual Meeting, approved an amendment to the 1999 Plan to increase the authorized number of common stock that is issuable under this Plan from 437,250 to 749,750 shares.

On December 5, 2003, the stockholders, at the Company’s Annual Meeting approved the 2003 Incentive Plan (the 2003 Plan), which authorizes the grant of options and the issuance of restricted rights to purchase up to an aggregate of 500,000 shares of the Company’s common stock to officers and other employees, non-employee directors and service providers of the Company and its subsidiaries.

The PCGS Plan and the 1999 Plan provide that the option exercise price per share may not be less than 100% of the fair market value of a share of common stock on the grant date, as determined by the Board of Directors, for incentive stock options and 85% of fair market value for nonstatutory stock options. The 2003 Plan provides that the exercise price of all options (whether incentive or non-statutory), and the purchase price of shares issued pursuant to restricted stock purchase rights, may not be less than 100% of the fair market value of the shares subject to such options or rights (as the case may be) on the date of grant. However, the exercise price of incentive stock options granted under any of the Plans to any individual possessing 10% or more of the voting power of all classes of our stock may not be less than 110% of the fair market value of a share of common stock on the grant date. The timing of exercise for individual option grants is at the discretion of the Board of Directors, and the options expire no later than ten years after the grant date (five years in the case of incentive stock

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

options granted to individuals possessing 10% or more of the voting power of all classes of our stock). In the event of a change in control of the Company, an option or award of shares under these Plans will become fully exercisable if an agreement is not reached that provides for the surviving corporation to assume such options or awards or to substitute comparable options or awards for the options and awards granted under these Plans.

The following is a summary of stock option activity for fiscal 2004, 2003 and 2002 under the PCGS Plan and the 1999 Plan:

(in thousands, except per share data)

	Number of Shares	Price Per Share			Weighted- Average Exercise Price Per Share
Options outstanding at June 30, 2001	754	$8.44	—	$30.52	$15.24
Granted	363	3.08	—	8.00	3.88
Cancelled	(423)	3.08	—	30.52	12.60
Exercised	(4)		$3.08		3.08

Options outstanding at June 30, 2002	690	3.08	—	30.52	$10.96
Granted	254	2.55	—	4.80	3.40
Cancelled	(241)	3.08	—	30.52	10.83
Exercised	(1)		$3.08		3.08

Options outstanding at June 30, 2003	702	2.55	—	30.52	$8.27
Granted	405	3.79	—	13.73	11.14
Cancelled	(81)	2.79	—	30.52	8.16
Exercised	(204)	2.55	—	8.00	4.25

Options outstanding as June 30, 2004	822	2.55	—	30.52	$10.56

The following table summarizes information about stock options outstanding at June 30, 2004:

(in thousands, except per share data)

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares Outstanding	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Number of Shares Exercisable	Weighted- Average Exercise Price
$2.55 – $2.79	15	8.6	$2.73	12	$2.76
$3.08 – $3.80	231	8.3	$3.33	137	$3.38
$5.28 – $5.80	16	7.7	$5.58	3	$5.28
$6.00	3	7.7	$6.00	1	$6.00
$7.60	60	9.4	$7.60	60	$7.60
$8.00	23	6.9	$8.00	23	$8.00
$10.00 – $10.44	106	8.9	$10.30	29	$10.32
$12.00	8	6.0	$12.00	8	$12.00
$13.24 – $13.73	220	9.9	$13.69	1	$13.24
$18.00	22	6.0	$18.00	14	$18.00
$20.00	79	4.8	$20.00	60	$20.00
$21.48	5	5.8	$21.48	4	$21.48
$24.00	29	5.3	$24.00	29	$24.00
$30.52	5	5.7	$30.52	4	$30.52

	822			385

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

At June 30, 2004 options to purchase a total of 385,000 shares of our common stock were exercisable at a weighted-average exercise price of $10.17 per share. By comparison, at June 30, 2003 options to purchase a total of 358,000 shares were outstanding at a weighted-average exercise price of $9.94 per share; and at June 30, 2002 options to purchase a total of 383,000 shares were outstanding at a weighted-average purchase price of $11.92 per share.

The weighted-average fair values of stock options granted during fiscal 2004, 2003 and 2002 were $4.66, $1.01 and $1.60 per option share, respectively.

12. Related-Party Transactions

During the ordinary course of business, we provide grading services to certain entities that are owned, controlled or affiliated with our stockholders. Grading revenues received from stockholders amounted to $0, $0 and $42,000 during the year ended June 30, 2004, 2003 and 2002, respectively. In addition, we purchased inventories from and sold inventories to certain of our stockholders. Purchases of inventories from stockholders totaled $10,000, $85,000 and $173,000 during the years ended June 30, 2004, 2003 and 2002, respectively. Sales of inventory to stockholders totaled approximately $41,000 during the year ended June 30, 2004.

J.D.R.C., Inc., an entity owned by a holder of 6% of our outstanding shares, provides research-consulting services to us related to our coin authentication and grading services. Amounts paid to J.D.R.C., Inc. related to these consulting services were $95,000, $11,000 and $37,000 during the years ended June 30, 2004, 2003 and 2002, respectively. In addition, during 2003, J.D.R.C., Inc. received consignor advances of $130,000 for collectibles consigned to auctions conducted by our collectible sales businesses. These advances were fully repaid in fiscal 2004.

In October 1998, we loaned $180,000 to a former officer of the Company. The loan bore interest at 9% per annum. Total outstanding principal and interest was paid in December 2001.

During fiscal 2002, key employees purchased $111,000 of rare coins and sportscards from the Company. During the ordinary course of business, certain key employees consigned collectibles to our auctions and received the auction proceeds upon sale, less commissions. Consignor payments to these employees aggregated $470,000 in fiscal 2002.

In 2002, the Company had advanced a loan to Mr. David G. Hall, the Company’s President, up to $381,000. The loan, which was for a stated term, accrued interest at 10% per annum and was collateralized by 250,000 shares of our common stock owned by him. Accrued and unpaid interest at June 30, 2002 was $31,000. In September 2002, Mr. Hall transferred to the Company 130,207 shares of the Company’s common stock owned by him, with a fair value of $386,000 or $2.96 per share, in full satisfaction of the then outstanding principal and interest under the loan.

A member of the Board of Directors is also a partner in a professional services firm providing service to the Company. For each of the years ended June 30, 2004, 2003 and 2002, the member was paid $35,000, $35,000 and $26,000, respectively, as Board fees and the professional services firm was paid $390,000, $237,000, and $110,000, respectively, for services rendered.

In May 2003, the Company entered into a license agreement with DHRCC, Inc., which is wholly owned by David Hall and Van Simmons who are two of the Company’s largest stockholders and two of

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

the directors of the Company. Pursuant to that Agreement, the Company obtained (i) an exclusive license to use, for up to a four year period ending May 31, 2007, a customer list owned and compiled by DHRCC, and certain other intangible assets owned by DHRCC, and (ii) a non-exclusive license to use, in perpetuity, a coin inventory control software program owned by DHRCC, both for use by the Company’s David Hall Rare Coins (DHRC) Division, which was engaged in the business of selling collectible coins at retail. Under that agreement, the Company agreed to pay DHRCC, for the use of the DHRCC customer list, a royalty equal to one and one half percent (1.5%) of the net revenues of the Company’s David Hall Rare Coins (DHRC) Division, on a quarterly basis, but in no event to exceed (i) twenty percent (20%) of the quarterly pre-tax profits of that division, or (ii) an aggregate of $500,000 per year, whichever was less. The Company also paid DRHCC a one time fee of $5,000 for use of the other intangible assets licensed by the Company, including the coin inventory software program. The license agreement was terminable by either party at any time, without cause, on 30 days prior written notice to the other. Amounts paid to DHRCC by the Company pursuant to the license agreement totaled $36,000 in fiscal 2003. The license agreement was terminated by the Company as a result of its decision, made in fiscal 2004, to discontinue its collectibles sales businesses. See note 4.

DHRCC had been engaged in the business of selling collectible coins at retail until June 2000. As a result of the Company’s decision to discontinue that business, DHRCC elected to resume selling collectible coins at retail and in connection therewith DHRCC purchased certain fixed assets, that had been utilized by Company’s DHRC division, for a purchase price of $13,000, which was equal to the net book value of those assets on the Company’s books at March 31, 2003. DHRCC also has subleased from the Company, through November 6, 2009, approximately 2,200 square feet of office space, located at the Company’s offices in Santa Ana, California, at a rent equal to between $1.50 and $1.75 per square foot per month. That rent is equal to the rent being paid to the Company by an unaffiliated subtenant for comparable space in the same building under a sublease entered into by the Company in March 2004. Rent received under the DHRCC sublease, which commenced on March 1, 2004, totaled $13,000 in fiscal 2004.

In connection with its discontinuance of its retail coin sales business, effective March 1, 2004 the Company engaged DHRCC to sell the Company’s remaining inventory of collectible coins that had been held for sale at retail by the Company’s DHRC division. Sales of collectible coins by DHRCC pursuant to this engagement totaled $840,000 in the period ended June 30, 2004 and the Company paid DHRCC commissions of $84,000 in connection with those sales. At June 30, 2004, accounts receivable balances arising from those sales totaled $376,000.

All of the above-described transactions with DHRCC were approved by the disinterested members of the Company’s Board of Directors.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

13. Commitments and Contingencies

Leases

The Company has various operating lease commitments for facilities and equipment that expire through November 2009. During fiscal 2004, the Company subleased office space that was excess to current requirements to an unaffiliated third party and also to a related party (see note 12). Total rent expense, net of sublease income, was approximately $1,462,000, $1,523,000 and $1,547,000, respectively, for the years ended June 30, 2004, 2003 and 2002. At June 30, 2004, future minimum lease payments under these agreements are as follows:

	(In thousands)
	Company’s Gross Payment	Sublease Income	Net
2005	$1,150	$244	$906
2006	1,178	270	908
2007	1,204	279	925
2008	1,196	288	908
2009	1,202	297	905
Thereafter	430	106	324

	$6,360	$1,484	$4,876

Employment Agreements

The Company has entered into employment agreements with certain executive officers and other key employees. The employment agreements provide for minimum salary levels, incentive compensation and severance benefits, among other items.

Consulting Agreement

In April 2000, the Company entered into a consulting agreement with a former executive officer. The agreement provided for payments of $15,000 per month over a 20-month period. In fiscal 2002, consulting fees of $75,000 were recorded as operating expenses under this consulting agreement. That agreement expired in November 2001.

Indemnification Obligations

The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to (i) agreements pursuant to which the Company has sold its discontinued collectibles sales businesses and which require the Company to indemnify the purchasers from certain contingent liabilities that might arise from the operation of those businesses prior to their sale by the Company, which is customary in business sale transactions such as these; (ii) certain real estate leases under which the Company may be required to indemnify property owners for environmental or other liabilities and other claims arising from the Company’s use of the applicable premises; and (iii) certain agreements with the Company’s officers and directors, under which the Company may be required to indemnify such persons for liabilities arising out of their relationships as officers or directors of the Company. The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Historically, the

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

Company has not been obligated to make significant payments under, and no liabilities have been recorded in the accompanying consolidated balance sheets for, these indemnification obligations.

Legal Matters

The Company has been named as a defendant in an action that has been brought in the Superior Court of California, County of San Diego, by Real Legends, Inc., a seller of sports cards (plaintiff). In its suit, plaintiff has alleged that its business was ruined by its association with When It Was a Game (WIWAG), a sports card dealer who consigned sports cards to plaintiff, which sold those sports cards on eBay. It was subsequently discovered that WIWAG misrepresented the quality and authenticity of many of those sports cards that were sold, on its behalf, by plaintiff. The plaintiff does not contend that the Company was in any way involved in WIWAG’s conduct. However, plaintiff contends that the Company is nevertheless responsible for the damage sustained by plaintiff as a result of WIWAG’s activities, based on allegations made by plaintiff that the Company knew of prior incidents of questionable behavior by WIWAG and nevertheless introduced WIWAG to plaintiff without disclosing that information to plaintiff; allegations which the Company has denied. The plaintiff has claimed damages to its business amounting to $4,000,000 and is also seeking punitive damages against the Company, as well as the other defendants. The Company is vigorously defending against, and believes that it will not incur any liability to plaintiff in, this action.

The Company is named, from time to time, as a defendant in lawsuits that arise in the ordinary course of its business. Management of the Company believes that none of those lawsuits currently pending against it is likely to have a material adverse effect on the Company.

14. Segment, Geographic and Major Customer Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer. The operating segments of the Company are organized based on the services it offers. Similar operating segments have been aggregated to reportable operating segments based on having similar products or services, types of customers, and other criteria under SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.

For our continuing operations, we operate principally in three service segments: coins, sportscards and other high end collectibles. Services provided by these segments include authentication, grading, publication and advertising.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

We allocate operating expenses to each service segment based upon activity levels. We do not allocate specific assets to these service segments. All of our sales and identifiable assets are located in the United States. No individual customer accounted for 10% or more of revenue in any of the years ended June 30, 2004, 2003 and 2002.

	Year Ended June 30
	2004	2003	2002
	(In thousands)
Net revenues from external customers
Coins	$17,474	$12,171	$10,014
Sportscards	7,126	6,946	7,917
Other	1,820	1,220	704

Total revenue	26,420	20,337	18,635

Operating income (loss) before unallocated expenses
Coins	8,837	6,010	5,221
Sportscards	968	1,000	80
Other	(117)	(452)	(1,026)

Total	9,688	6,558	4,275
Unallocated operating expenses	(5,419)	(6,461)	(5,459)
Goodwill amortization	—	—	(90)
Goodwill impairment	—	(6)	(51)

Consolidated operating income (loss)	$4,269	$91	$(1,325)

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FISCAL YEARS ENDED JUNE 30, 2004, 2003 AND 2002

15. Restatement

In the Company’s consolidated statement of operations for the year ended June 30, 2003, $8,917,000 of the cumulative effect of the accounting change resulting from the adoption of SFAS No. 142 was included in the loss from discontinued operations, because that amount was attributable to our discontinued collectible auction and direct sale businesses. Subsequent to the issuance of the Company’s consolidated financial statements for the year ended June 30, 2004, the Company’s management determined that this amount should have been included in cumulative effect of accounting change. As a result, the accompanying statement of operations for the year ended June 30, 2003 has been restated, as set forth below, to reclassify that amount from loss from discontinued operations to cumulative effect of accounting change. This restatement had no effect on the Company’s previously reported net loss for the fiscal year ended June 30, 2003, or on the Company’s previously reported results of operations or net income for the fiscal year ended June 30, 2004.

	For the Year Ended June 30, 2003
	As Previously Reported	As Restated
	(In thousands, except per share amounts)
Loss from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	$(11,119)	$(2,202)
Cumulative effect of accounting change (net of income taxes)	$(56)	$(8,973)

Loss per basic share:
Loss from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	$(1.79)	$(0.35)
Cumulative effect of accounting change (net of income taxes)	$(0.01)	$(1.45)

Loss per diluted share:
Loss from discontinued operations net of gain on sales of discontinued businesses (net of income taxes)	$(1.77)	$(0.35)
Cumulative effect of accounting change (net of income taxes)	$(0.01)	$(1.43)

In addition, the Company has reclassified occupancy, security and insurance costs that directly relate to providing authentication and grading services of $1,180,000, $1,034,000 and $919,000 for the years ended June 30, 2004, 2003 and 2002, respectively, from selling, general and administrative expenses to cost of revenues to conform to the classifications used beginning in the fiscal year ending June 30, 2005.

PROSPECTUS , 2005

3,000,000 Shares

Common Stock

Thomas Weisel Partners LLC

Needham & Company, Inc.

Roth Capital Partners

Neither Collectors Universe, Inc., the selling stockholders nor any of the underwriters has authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.